    As filed with the Securities and Exchange Commission on October 20, 2006
                                             Registration Nos. 333-and 811-08732
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

 [X]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       and

 [X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 26

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                           (Exact Name of Registrant)
                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)
                                 200 Park Avenue
                               New York, NY 10166
              (Address of Depositor's Principal Executive Offices)
                         (Depositor's Telephone Number)
                                 (800) 497-4857

                           James L. Lipscomb, Esquire
                  Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                                One MetLife Plaza
                            27-01 Queens Plaza North
                           Long Island City, NY 11101
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 383-0698

                      APPROXIMATE DATE OF PROPOSED FILING:
  As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts

================================================================================

                       FLEXIBLE PREMIUM VARIABLE ANNUITY
                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

This prospectus describes the flexible premium deferred variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or the "Company"). The Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to Contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS (SERIES I)
 AIM V.I. Basic Balanced Fund+
 AIM V.I. Core Equity Fund+

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)
 AllianceBernstein Global Technology Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
 Franklin Small-Mid Cap Growth Securities Fund
 Templeton Foreign Securities Fund

LEGG MASON PARTNERS INVESTMENT SERIES+
 Legg Mason Partners Variable Dividend Strategy Portfolio+
 Legg Mason Partners Variable Growth and Income Portfolio+
 Legg Mason Partners Variable Premier Selections All Cap
   Growth Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC. (CLASS I)+
 Legg Mason Partners Variable All Cap Portfolio+
 Legg Mason Partners Variable Global High Yield Bond Portfolio+
 Legg Mason Partners Variable Investors Portfolio+
 Legg Mason Partners Variable Total Return Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS II+
 Legg Mason Partners Variable Appreciation Portfolio+
 Legg Mason Partners Variable Equity Index Portfolio -- Class II+
 Legg Mason Partners Variable Fundamental Value Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.+
 Legg Mason Partners Variable Aggressive Growth Portfolio+
 Legg Mason Partners Variable International All Cap Growth Portfolio+ Legg Mason Partners Variable Large Cap Growth Portfolio+
 Legg Mason Partners Variable Large Cap Value Portfolio+
 Legg Mason Partners Variable Mid Cap Core Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS V+
 Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio+

MET INVESTORS SERIES TRUST
 BlackRock Large-Cap Core Portfolio -- Class A+
 Lord Abbett Growth and Income Portfolio -- Class B+
 Met/AIM Capital Appreciation Portfolio -- Class A+
 Pioneer Strategic Income Portfolio -- Class A+

METROPOLITAN SERIES FUND, INC.
 BlackRock Aggressive Growth Portfolio -- Class D+
 BlackRock Bond Income Portfolio -- Class A+
 BlackRock Money Market Portfolio -- Class A+
 FI Large Cap Portfolio -- Class A+
 FI Value Leaders Portfolio -- Class D+
 MFS Total Return Portfolio -- Class F+
 T. Rowe Price Large Cap Growth Portfolio -- Class B+
 Western Asset Management High Yield Bond Portfolio -- Class A+

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)
 Total Return Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)
 Putnam VT International Equity Fund
 Putnam VT Small Cap Value Fund

VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
 Comstock Portfolio
 Strategic Growth Portfolio+

VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
 VIP Contrafund(R) Portfolio
 VIP Dynamic Capital Appreciation Portfolio

---------------

+ This Variable Funding Option has been subject to a merger, substitution or name change. Please see "Additional Information Regarding Underlying Funds" for more information.

The Contract is not offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners. The Contract, certain contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 20, 2006. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014, call 1-800-497-4857 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                       PROSPECTUS DATED OCTOBER 20, 2006

                               TABLE OF CONTENTS

Glossary...................................    3
Summary....................................    5
Fee Table..................................    8
Condensed Financial Information............   12
The Annuity Contract.......................   12
  Contract Owner Inquiries.................   13
  Purchase Payments........................   13
  Accumulation Units.......................   13
  The Variable Funding Options.............   14
The Fixed Account..........................   19
Charges and Deductions.....................   19
  General..................................   19
  Withdrawal Charge........................   20
  Free Withdrawal Allowance................   20
  Administrative Charges...................   20
  Mortality and Expense Risk Charge........   21
  Variable Liquidity Benefit Charge........   21
  Variable Funding Option Expenses.........   21
  Premium Tax..............................   21
  Changes in Taxes Based Upon Premium or
     Value.................................   21
Transfers..................................   22
  Dollar Cost Averaging....................   24
Access to Your Money.......................   24
  Systematic Withdrawals...................   25
  Loans....................................   25
Ownership Provisions.......................   25
  Types of Ownership.......................   25
     Contract Owner........................   25
     Beneficiary...........................   26
     Annuitant.............................   26
Death Benefit..............................   26
  Death Proceeds before the Maturity
     Date..................................   26
  Payment of Proceeds......................   28
  Spousal Contract Continuance.............   29
  Beneficiary Contract Continuance.........   29
  Death Proceeds after the Maturity Date...   30
The Annuity Period.........................   30
  Maturity Date............................   30
  Allocation of Annuity....................   30
  Variable Annuity.........................   30
  Fixed Annuity............................   31
Payment Options............................   31
  Election of Options......................   31
  Annuity Options..........................   32
  Income Options...........................   32
  Variable Liquidity Benefit...............   32
Miscellaneous Contract Provisions..........   33
  Right to Return..........................   33
  Termination..............................   33
  Required Reports.........................   33
  Suspension of Payments...................   33
The Separate Accounts......................   33
  Performance Information..................   34
Federal Tax Considerations.................   35
  General Taxation of Annuities............   35
  Types of Contracts: Qualified and
     Non-qualified.........................   36
  Qualified Annuity Contracts..............   36
     Taxation of Qualified Annuity
       Contracts...........................   36
     Mandatory Distributions for Qualified
       Plans...............................   36
     Individual Retirement Annuities.......   37
  Non-qualified Annuity Contracts..........   38
     Diversification Requirements for
       Variable Annuities..................   39
     Ownership of the Investments..........   39
     Taxation of Death Benefit Proceeds....   40
  Other Tax Considerations.................   40
  Treatment of Charges for Optional
     Benefits..............................   40
  Penalty Tax for Premature
     Distributions.........................
  Puerto Rico Tax Considerations...........   40
  Non-Resident Aliens......................   40
Other Information..........................   41
  The Insurance Company....................   41
  Financial Statements.....................   41
  Distribution of Variable Annuity
     Contracts.............................   41
  Conformity with State and Federal Laws...   42
  Voting Rights............................   42
  Restrictions on Financial Transactions...   42
  Legal Proceedings........................   43
Appendix A: Condensed Financial Information
  for Metropolitan Life Variable Annuity
  Separate Account I.......................  A-1
Appendix B: The Fixed Account..............  B-1
Appendix C: Contents of the Statement of
  Additional Information...................  C-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- Metropolitan Life Insurance Company.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:
                       FLEXIBLE PREMIUM VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contribution accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the Variable Funding Options and/or the Fixed Account. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options or income options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000, which amount may be paid in one or more installments of at least $100 within the first 12 months after the Contract Date. You may make additional payments of at least $100 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchase with beneficiary-directed transfer of death proceeds.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a written request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date Anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.25%. We also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 7%, decreasing to 0% in years seven and later.

During the annuity period, if you have elected the Variable Liquidity Benefit, a charge of up to 7% of the amount withdrawn will be assessed. (See Variable Liquidity Benefit.)

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes and/or a penalty tax on taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and
(2) written payment instructions. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit Values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn, and withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE...........................  7%(1)
    (as a percentage of the Purchase Payments withdrawn)
    VARIABLE LIQUIDITY BENEFIT CHARGE...........  7%(2)
    (As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

    ANNUAL CONTRACT ADMINISTRATIVE CHARGE.......  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

    Mortality and Expense Risk Charge..........................  1.25%
    Administrative Expense Charge..............................  0.15%
                                                                 -----
      Total Annual Separate Account Charges....................  1.40%

---------------------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

(2) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

    YEARS SINCE INITIAL PURCHASE PAYMENT        WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                        MINIMUM   MAXIMUM
-------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses.)   0.42%     1.42%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund --
    Series I                            0.75%         --             0.41%        1.16%           --              1.16%(1)
  AIM V.I. Core Equity Fund --
    Series I                            0.60%         --             0.27%        0.87%           --              0.87%(2)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global
    Technology Portfolio -- Class B*    0.75%        0.25%           0.17%        1.17%           --              1.17%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Small-Mid Cap Growth
    Securities Fund -- Class 2*         0.48%        0.25%           0.28%        1.01%           --              1.01%(3)
  Templeton Foreign Securities
    Fund -- Class 2*                    0.65%        0.25%           0.17%        1.07%           --              1.07%(4)
LEGG MASON PARTNERS INVESTMENT
  SERIES
  Legg Mason Partners Variable
    Dividend Strategy Portfolio++       0.65%         --             0.21%        0.86%           --              0.86%
  Legg Mason Partners Variable
    Government Portfolio -- Class
    A+++                                0.55%         --             0.10%        0.65%           --              0.65%
  Legg Mason Partners Variable
    Growth and Income Portfolio++       0.65%         --             0.13%        0.78%           --              0.78%
  Legg Mason Partners Variable
    Premier Selections All Cap
    Growth Portfolio++                  0.75%         --             0.19%        0.94%           --              0.94%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS I, INC.
  Legg Mason Partners Variable All
    Cap Portfolio -- Class I            0.75%         --             0.07%        0.82%           --              0.82%
  Legg Mason Partners Variable
    Global High Yield Bond
    Portfolio -- Class I*               0.80%         --             0.30%        1.10%           --              1.10%(5)
  Legg Mason Partners Variable
    Investors Portfolio -- Class I      0.65%         --             0.06%        0.71%           --              0.71%
  Legg Mason Partners Variable Total
    Return Portfolio -- Class I         0.75%         --             0.18%        0.93%           --              0.93%(5)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS II
  Legg Mason Partners Variable
    Appreciation Portfolio              0.70%         --             0.02%        0.72%           --              0.72%
  Legg Mason Partners Variable
    Equity Index Portfolio -- Class
    II*                                 0.31%        0.25%           0.03%        0.59%           --              0.59%
  Legg Mason Partners Variable
    Fundamental Value Portfolio         0.75%         --             0.03%        0.78%           --              0.78%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS III, INC.
  Legg Mason Partners Variable
    Aggressive Growth Portfolio++       0.75%         --             0.02%        0.77%           --              0.77%(6)
  Legg Mason Partners Variable
    International All Cap Growth
    Portfolio++                         0.85%         --             0.15%        1.00%           --              1.00%(6)
  Legg Mason Partners Variable Large
    Cap Growth Portfolio++              0.75%         --             0.04%        0.79%           --              0.79%(6)
  Legg Mason Partners Variable Large
    Cap Value Portfolio++               0.60%         --             0.05%        0.65%           --              0.65%
  Legg Mason Partners Variable Mid
    Cap Core Portfolio++                0.75%         --             0.07%        0.82%           --              0.82%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS V
  Legg Mason Partners Variable Small
    Cap Growth Opportunities
    Portfolio                           0.75%         --             0.30%        1.05%           --              1.05%
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
    Portfolio -- Class A                0.78%         --             0.12%        0.90%           --              0.90%
  Lord Abbett Growth and Income
    Portfolio -- Class B*               0.50%        0.25%           0.04%        0.79%           --              0.79%(7)
  Met/AIM Capital Appreciation
    Portfolio -- Class A                0.76%         --             0.05%        0.81%           --              0.81%
  Pioneer Strategic Income
    Portfolio -- Class A                0.73%         --             0.09%        0.82%           --              0.82%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
    Portfolio -- Class D*               0.73%        0.10%           0.06%        0.89%           --              0.89%
  BlackRock Bond Income Portfolio --
    Class A                             0.40%         --             0.07%        0.47%           --              0.47%(8)
  BlackRock Money Market
    Portfolio -- Class A                0.35%         --             0.07%        0.42%           --              0.42%(9)
  FI Large Cap Portfolio -- Class A     0.80%         --             0.06%        0.86%           --              0.86%(10)
  FI Value Leaders Portfolio --
    Class D*                            0.66%        0.10%           0.07%        0.83%           --              0.83%
  MFS Total Return Portfolio --
    Class F*                            0.57%        0.20%           0.16%        0.93%           --              0.93%(11)
  T. Rowe Price Large Cap Growth
    Portfolio -- Class B*               0.60%        0.25%           0.12%        0.97%           --              0.97%(12)
  Western Asset Management High
    Yield Bond Portfolio -- Class A     0.48%         --             0.12%        0.60%           --              0.60%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio --
    Administrative Class*               0.25%        0.15%           0.25%        0.65%           --              0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
    Fund -- Class IB*+                  0.70%        0.25%           0.47%        1.42%           --              1.42%
  Putnam VT International Equity
    Fund -- Class IB*                   0.75%        0.25%           0.18%        1.18%           --              1.18%
  Putnam VT Small Cap Value
    Fund -- Class IB*                   0.76%        0.25%           0.08%        1.09%           --              1.09%

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II*          0.56%        0.25%           0.03%        0.84%           --              0.84%
  Strategic Growth Portfolio Class
    II*                                 0.70%        0.25%           0.07%        1.02%           --              1.02%
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio --
    Service Class 2*                    0.57%        0.25%           0.09%        0.91%           --              0.91%
  VIP Dynamic Capital Appreciation
    Portfolio -- Service Class 2*       0.57%        0.25%           0.36%        1.18%           --              1.18%

----------------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).
** Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of the fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+    Closed to new investors.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2005.

NOTES
(1) Effective July 1, 2005, the Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 0.91% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and
    (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The Fee Waiver has been restated to reflect this agreement. This limitation agreement is in effect through April 30, 2007. Effective January 1, 2005 through December 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement.
(2) The Fund's Total Annual Operating Expenses have been restated to reflect the Reorganization of another Fund into this Fund which occurred on May 1, 2006. Effective upon the closing of the Reorganization which occurred on May 1, 2006, the advisor for the Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 0.91% of average daily net assets excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The expense limitation agreement is in effect through April 30, 2007.
(3) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC. While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.
(4) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC.
(5) The management fee has been restated to reflect a new management fee schedule that became effective on October 1, 2005.
(6) The management fee in the table has been restated to reflect a new management fee schedule that became effective on November 1, 2005.
(7) The management fee in the table has been restated to reflect a new management fee schedule that became effective on January 1, 2006.
(8) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.025% on assets in excess of $1 billion and less than $2 billion.
(9) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.005% on the first $500 million of assets and 0.015% on the next $500 million of assets.
(10)The Portfolio's Total Annual Operating Expenses have been restated to reflect the reorganization of another Portfolio into this Portfolio which occurred as of the close of business on April 28, 2006. The expenses have also been restated to reflect contractual arrangements in effect on May 1, 2006.
(11)The management fee in the table has been restated to reflect a new management fee schedule that became effective on May 1, 2006.
(12)Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.015% on the first $50 million of assets.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

                                                IF CONTRACT IS SURRENDERED AT THE END       IF CONTRACT IS NOT SURRENDERED OR
                                                          OF PERIOD SHOWN:               ANNUITIZED AT THE END OF PERIOD SHOWN:
                                                -------------------------------------   -----------------------------------------
FUNDING OPTION                                  1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------                                  ------   -------   -------   --------   -------   --------   --------   ---------
Underlying Fund with Maximum Total Annual
  Operating Expenses                             $887    $1,487    $1,943     $3,194     $292       $892      $1,518     $3,194
Underlying Fund with Minimum Total Annual
  Operating Expenses                             $786    $1,187    $1,442     $2,199     $191       $592      $1,017     $2,199

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

See Appendix A

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Flexible Premium Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your contract value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your contract value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity or Income Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options, and one Fixed Account option. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Administrative Office at 1-800-497-4857.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000, which amount may be paid in one or more installments of at least $100 within the first twelve months after the Contract Date. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each funding option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each funding option by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each funding option each day the New York Stock Exchange is open as of the close of regular trading (generally 4:00 p.m. Eastern time). After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or sub-adviser is one of our affiliates or whether the Underlying Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative, marketing and other support services that would otherwise be provided by the Underlying Fund, the Underlying Fund's investment adviser, or its distributor. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When we develop a variable product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Underlying Fund, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife, Inc. and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife, Inc.'s acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Underlying Fund, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Underlying Funds. The amount of this compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of an Underlying Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies are joint members of our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. We may benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

The agreement described above between MetLife, Inc. and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or sub-advised by Legg Mason affiliates.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment adviser and fees. You may obtain an Underlying Fund prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund - Series I  Seeks long-term growth of capital and       A I M Advisors, Inc.
                                           current income.
  AIM V.I. Core Equity Fund - Series I     Seeks growth of capital.                    A I M Advisors, Inc.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global Technology      Seeks long-term growth of capital.          AllianceBernstein L.P.
    Portfolio - Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Small-Mid Cap Growth            Seeks long-term capital growth.             Franklin Advisers, Inc.
    Securities Fund - Class 2
  Templeton Foreign Securities Fund -      Seeks long-term capital growth.             Templeton Investment Counsel, LLC
    Class 2                                                                            Subadviser: Franklin Templeton Investment
                                                                                       Management Limited
LEGG MASON PARTNERS INVESTMENT SERIES
  Legg Mason Partners Variable Dividend    Seeks capital appreciation, principally     ClearBridge Advisors, LLC (formerly, CAM
    Strategy Portfolio                     through investments in dividend-paying      North America, LLC)
                                           stocks.
  Legg Mason Partners Variable Government  Seeks high current return consistent with   Western Asset Management Company
    Portfolio - Class A+*                  preservation of capital.
  Legg Mason Partners Variable Growth and  Seeks reasonable growth and income.         ClearBridge Advisors, LLC (formerly, CAM
    Income Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable Premier     Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Selections All Cap Growth Portfolio                                                North America, LLC)

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  I, INC.
  Legg Mason Partners Variable All Cap     Seeks capital appreciation.                 ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                                                                North America, LLC)
  Legg Mason Partners Variable Global      Seeks total return consistent with the      Western Asset Management Company
    High Yield Bond Portfolio - Class I    preservation of capital.
  Legg Mason Partners Variable Investors   Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                    Secondarily seeks current income.           North America, LLC)
  Legg Mason Partners Variable Total       Seeks above average income (compared to a   ClearBridge Advisors, LLC (formerly, CAM
    Return Portfolio - Class I             portfolio invested entirely in equities     North America, LLC) and Western Asset
                                           securities). Secondarily seeks growth of    Management Company
                                           capital and income.
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  II
  Legg Mason Partners Variable             Seeks long-term appreciation of capital.    ClearBridge Advisors, LLC (formerly, CAM
    Appreciation Portfolio                                                             North America, LLC)
  Legg Mason Partners Variable Equity      Seeks to provide investment results that,   Batterymarch Financial Management, Inc.
    Index Portfolio - Class II             before expenses, correspond to the price
                                           and yield performance of the S&P 500
                                           Index.
  Legg Mason Partners Variable             Seeks long-term capital growth. Current     ClearBridge Advisors, LLC (formerly, CAM
    Fundamental Value Portfolio            income is a secondary consideration.        North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  III, INC.
  Legg Mason Partners Variable Aggressive  Seeks long-term capital appreciation.       ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable             Seeks total return on assets from growth    ClearBridge Advisors, LLC (formerly, CAM
    International All Cap Growth           of capital and income.                      North America, LLC)
    Portfolio
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                       current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Value Portfolio                        current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Mid Cap     Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Core Portfolio                                                                     North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Legg Mason Partners Variable Small Cap   Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Growth Opportunities Portfolio                                                     North America, LLC)
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -     Seeks long-term capital growth.             Met Investors Advisory LLC
    Class A                                                                            Subadviser: BlackRock Advisors, LLC
  Lord Abbett Growth and Income            Seeks growth of capital and current         Met Investors Advisory LLC
    Portfolio - Class B                    income without excessive fluctuations in    Subadviser: Lord, Abbett & Co. LLC
                                           the market value.
  Met/AIM Capital Appreciation             Seeks capital appreciation.                 Met Investors Advisory LLC
    Portfolio - Class A                                                                Subadviser: AIM Capital Management, Inc.
  Pioneer Strategic Income Portfolio -     Seeks a high level of current income.       Met Investors Advisory LLC
    Class A                                                                            Subadviser: Pioneer Investment
                                                                                       Management, Inc.

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth Portfolio -  Seeks maximum capital appreciation.         MetLife Advisers, LLC
    Class D                                                                            Subadviser: BlackRock Advisors, Inc.
  BlackRock Bond Income Portfolio - Class  Seeks competitive total return primarily    MetLife Advisers, LLC
    A                                      from investing in fixed-income              Subadviser: BlackRock Advisors, Inc.
                                           securities.
  BlackRock Money Market Portfolio -       Seeks a high level of current income        MetLife Advisers, LLC
    Class A                                consistent with preservation of capital.    Subadviser: BlackRock Advisors, Inc.
  FI Large Cap Portfolio - Class A         Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  FI Value Leaders Portfolio - Class D     Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  MFS Total Return Portfolio - Class F     Seeks a favorable total return through      MetLife Advisers, LLC
                                           investment in a diversified portfolio.      Subadviser: Massachusetts Financial
                                                                                       Services Company
  T. Rowe Price Large Cap Growth           Seeks long-term growth of capital and,      MetLife Advisers, LLC
    Portfolio - Class B                    secondarily, dividend income.               Subadviser: T. Rowe Price Associates Inc.
  Western Asset Management High Yield      Seeks high current income.                  MetLife Advisers, LLC
    Bond Portfolio - Class A                                                           Subadviser: Western Asset Management
                                                                                       Company
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio - Administrative  Seeks maximum total return, consistent      Pacific Investment Management Company LLC
    Class                                  with preservation of capital and prudent
                                           investment management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth Fund - Class  Seeks long-term growth of capital.          Putnam Investment Management, LLC
    IB+
  Putnam VT International Equity Fund -    Seeks capital appreciation.                 Putnam Investment Management, LLC
    Class IB
  Putnam VT Small Cap Value Fund - Class   Seeks capital appreciation.                 Putnam Investment Management, LLC
    IB
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II              Seeks capital growth and income through     Van Kampen Asset Management
                                           investments in equity securities,
                                           including common stocks, preferred stocks
                                           and securities convertible into common
                                           and preferred stocks.
  Strategic Growth Portfolio Class II      Seeks capital appreciation.                 Van Kampen Asset Management
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio - Service    Seeks long-term capital appreciation.       Fidelity Management & Research Company
    Class 2
  VIP Dynamic Capital Appreciation         Seeks capital appreciation.                 Fidelity Management & Research Company
    Portfolio - Service Class 2

---------------------

+  Closed to new investors.
* This closed variable funding option has been subject to a merger, substitution or name change. Please see the table below for more information.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Some of the Investment Portfolios listed above were subject to a merger, substitution or name change. The chart below identifies the former name and new name for each of these Investment Portfolios.

UNDERLYING FUND NAME CHANGES

                        FORMER NAME                                                      NEW NAME
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
---------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Balanced Fund                                         AIM V.I. Basic Balanced Fund
---------------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND                                   LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Appreciation Portfolio                                         Legg Mason Partners Variable Appreciation Portfolio
  Equity Index Portfolio                                         Legg Mason Partners Variable Equity Index Portfolio
  Fundamental Value Portfolio                                    Legg Mason Partners Variable Fundamental Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.                LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable High Yield Bond Portfolio         Legg Mason Partners Variable Global High Yield Bond
                                                               Portfolio
MET INVESTORS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio                               BlackRock Large-Cap Core Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  All Cap Fund                                                   Legg Mason Partners Variable All Cap Portfolio
  Investors Fund                                                 Legg Mason Partners Variable Investors Portfolio
  Total Return Fund                                              Legg Mason Partners Variable Total Return Portfolio
SMITH BARNEY INVESTMENT SERIES                                 LEGG MASON PARTNERS VARIABLE INVESTMENT SERIES
  SB Government Portfolio                                        Legg Mason Partners Variable Government Portfolio
  Smith Barney Dividend Strategy Portfolio                       Legg Mason Partners Variable Dividend Strategy Portfolio
  Smith Barney Growth and Income Portfolio                       Legg Mason Partners Variable Growth and Income Portfolio
  Smith Barney Premier Selections All Cap Growth Portfolio       Legg Mason Partners Variable Premier Selections
                                                                   All Cap Growth Portfolio
TRAVELERS SERIES FUND, INC.                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Smith Barney Aggressive Growth Portfolio                       Legg Mason Partners Variable Aggressive Growth Portfolio
  Smith Barney International All Cap Growth Portfolio            Legg Mason Partners Variable International
                                                                   All Cap Growth Portfolio
  Smith Barney Large Cap Growth Portfolio                        Legg Mason Partners Variable Large Cap Growth Portfolio
  Smith Barney Large Cap Value Portfolio                         Legg Mason Partners Variable Large Cap Value Portfolio
  Smith Barney Mid Cap Core Portfolio                            Legg Mason Partners Variable Mid Cap Core Portfolio
VARIABLE ANNUITY PORTFOLIOS                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Smith Barney Small Cap Growth Opportunities Portfolio          Legg Mason Partners Variable
                                                                   Small Cap Growth Opportunities Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST                               VAN KAMPEN LIFE INVESTMENT TRUST
---------------------------------------------------------------------------------------------------------------------------
  Emerging Growth Portfolio                                      Strategic Growth Portfolio
---------------------------------------------------------------------------------------------------------------------------

UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Premier Equity Fund                                   AIM V.I. Core Equity Fund
THE TRAVELERS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  AIM Capital Appreciation Portfolio                             MET/AIM Capital Appreciation Portfolio
  Mercury Large Cap Core Portfolio                               Mercury Large-Cap Core Portfolio
  Pioneer Strategic Income Portfolio                             Pioneer Strategic Income Portfolio
THE TRAVELERS SERIES TRUST                                     METROPOLITAN SERIES FUND, INC.
  Equity Income Portfolio                                        FI Value Leaders Portfolio
  Large Cap Portfolio                                            FI Large Cap Portfolio
  MFS Mid Cap Growth Portfolio                                   BlackRock Aggressive Growth Portfolio
  MFS Total Return Portfolio                                     MFS Total Return Portfolio
  Travelers Quality Bond Portfolio                               BlackRock Bond Income Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
HIGH YIELD BOND TRUST                                            Western Asset Management High Yield Bond Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
MONEY MARKET PORTFOLIO                                           BlackRock Money Market Portfolio

UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          MET INVESTORS SERIES TRUST
  AllianceBernstein Growth and Income Portfolio                  Lord Abbett Growth and Income Portfolio
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          METROPOLITAN SERIES FUND, INC.
  AllianceBernstein Large Cap Growth Portfolio                   T. Rowe Price Large Cap Growth Portfolio

                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------

We offer our Fixed Account as a funding option. Please see Appendix B for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing and systematic withdrawal programs)

     -  administration of the annuity options available under the Contracts and

     -  the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and

     -  benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your sales agent and

     -  other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)   any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)   any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - upon election of a lifetime annuity payout taken after the first Contract Year or

     - due to a minimum distribution under minimum distribution rules then in effect.

FREE WITHDRAWAL ALLOWANCE

You may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. (If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance, or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Note: Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge.) For the first Contract Year, the available amount is 15% of the initial Purchase Payment.

Beginning in the second Contract Year, the available free withdrawal amount is 15% of the Contract Value at the end of the previous Contract Year. We reserve the right not to permit free withdrawals on full surrenders.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds or

     (2)  after an annuity payout has begun or

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product, and are equal to 1.25% annually. We reserve the right to lower this charge at any time. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 7% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

 YEARS SINCE INITIAL PURCHASE PAYMENT MADE      WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

Please refer to Payment Options for a description of this benefit.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., the AllianceBernstein Global Technology Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable International All Cap Growth Portfolio, Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio, Pioneer Strategic Income Portfolio, Western Asset Management High Yield Bond Portfolio, Putnam VT International Equity Fund, and Putnam VT Small Cap Value Fund--the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to (1) enter into a written agreement with each Underlying Fund or its principal underwriter that will obligate us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Underlying Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $100. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Program, the interest rate can accrue up to 6 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Purchase Payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payment we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash

Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name Joint Owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint Owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint Owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living;

     -  the death benefit will not be payable upon the Annuitant's death;

     -  the Contingent Annuitant becomes the Annuitant; and

     -  all other rights and benefits will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives due proof of death and written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

We must be notified of the Annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the Contract Value on the Death Report Date, less any applicable premium tax and outstanding loans.

DEATH PROCEEDS BEFORE THE MATURITY DATE

WHERE THE ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE: The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3)  the Step-Up value (if any, as described below).

WHERE THE ANNUITANT WAS BETWEEN THE AGES OF 68 THROUGH 75 ON THE CONTRACT DATE:The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3) the Step-Up value (as described below) associated with the seventh Contract Date anniversary.

WHERE THE ANNUITANT WAS AGE 76 OR OLDER ON THE CONTRACT DATE: The death benefit payable will be the Contract Value on the Death Report Date, less any applicable premium tax, previous withdrawals and any outstanding loans.

STEP-UP VALUE. We will establish the Step-Up value on the seventh Contract Date anniversary. The Step-Up Value will equal the Contract Value on that anniversary. For Contracts where the Annuitant was younger than 68 on the Contract Date, we will recalculate the Step-Up value on each anniversary until the Annuitant's 76th birthday. If the Contract Value on the anniversary is greater than the Step-Up value, the Step-Up value will be reset to equal the Contract Value on that date. If the Step-Up value is greater than the Contract Value, the Step-Up value remains unchanged. The Step-Up value will not be reduced on these anniversary recalculations, unless surrenders are made on that day. For all Contracts, each time a Purchase Payment is made we will increase the Step-Up value by the amount of the payment and, when a withdrawal is taken, we will reduce the Step-Up value by a partial surrender reduction (as described below).

The partial surrender reduction equals:

     (1) the Step-Up value immediately before the reduction for the withdrawal, multiplied by

     (2)  the amount of the withdrawal divided by

     (3)  the Contract Value immediately before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/55,000) = $9,090

Your new Step-Up value would be 50,000-9,090, or $40,900.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump-sum, or be applied to one of the settlement options available under the Contract.

                            NON-QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS NOT THE        The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH JOINT       none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS THE            The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH NO JOINT    none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The surviving Joint Owner.                                         Yes
 (WHO IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The beneficiary (ies), or if   Unless the beneficiary              Yes
 (WHO IS THE ANNUITANT)       none, to the surviving Joint   elects to continue the
                              Owner.                         Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The surviving Joint Owner.     Unless the spouse elects to         Yes
 NOT THE ANNUITANT)                                          continue the Contract rather
                                                             than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The beneficiary (ies), or if   Unless the spouse elects to         Yes
 THE ANNUITANT)               none, to the surviving Joint   continue the Contract rather
                              Owner.                         than receive the
                                                             distribution.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the company to pay
                                                             the beneficiary, who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS NOT THE    The beneficiary (ies), or if   Unless, where there is no           Yes
 CONTRACT OWNER)              none, to the Contract Owner.   Contingent Annuitant, the
                              If the Contract Owner is not   beneficiary elects to
                              living, then to the            continue the Contract rather
                              surviving Joint Owner. If      than receive the
                              none, then to the Contract     distribution.
                              Owner's estate.
                                                             Or unless, there is a
                                                             Contingent Annuitant. Then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             Owner.
---------------------------------------------------------------------------------------------------------

                              QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS THE        See death of "owner who is                                         Yes
 CONTRACT OWNER)              the Annuitant" above.
---------------------------------------------------------------------------------------------------------
 OWNER/ANNUITANT              The beneficiary (ies), or if   Unless the beneficiary              Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 BENEFICIARY                  No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------
 CONTINGENT BENEFICIARY       No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------

---------------------

* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER): Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES):
If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump-sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract as a Contract Owner, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -  transfer ownership

     -  make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments (Annuity Payments). You can choose the month and the year in which those payments begin (Maturity Date). You can also choose among income payouts (annuity or income options) or elect a lump-sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity or income payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor. Income options are for a fixed period or amount. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first contract anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later.

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the Accumulation Period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding option by the corresponding accumulation unit value as of 14 days before the date Annuity Payments begin. We use an annuity unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor of 3.0%. We call this your Net Investment Rate. Your Net Investment Rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity or income option selection any time up to the Maturity Date. Once Annuity or income Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly annuity or income payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See Annuity Options.)

The minimum amount that can be placed under an annuity or income option will be $1,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the cash surrender value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Other Annuity Options. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS

Instead of one of the annuity options described above, and subject to the conditions described under "Election of Options," all or part of the Contract's Cash Surrender Value (or, if required by state law, Contract Value) may be paid under one or more of the following income options, provided that they are consistent with federal tax law qualification requirements. Payments under the income options may be elected on a monthly, quarterly, semiannual or annual basis:

Option 1 -- Payments of a Fixed Amount. We will make equal payments of the amount elected until the Cash Surrender Value applied under this option has been exhausted. We will pay the first payment and all later payments from each funding option or the Fixed Account in proportion to the Cash Surrender Value attributable to each funding option and/or Fixed Account. The final payment will include any amount insufficient to make another full payment.

Option 2 -- Payments for a Fixed Period without Life Contingency. We will make payments for the period selected. The amount of each payment will be equal to the remaining Cash Surrender Value applied under this option divided by the number of remaining payments.

Option 3 -- Other Income Options. We will make any other arrangements for income options as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the variable annuity option "Payments for a Fixed Period without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the

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

Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $1,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay the Contract Value.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                             THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

Metropolitan Life Insurance Company sponsors the Metropolitan Life Variable Annuity Separate Account I (the "Separate Account"). The Separate Account was established by First Citicorp as a separate investment account on July 6, 1994, under the laws of New York. The Separate Account became a separate account of

MetLife, subject to New York law, pursuant to the merger of First Citicorp with and into MetLife. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a "separate account" under federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or the Company by the SEC. The Separate Account may be used to support other variable insurance contracts we issue.

We hold the assets of Metropolitan Life Variable Annuity Separate Account I for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of New York. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. We have the right to transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Excess assets may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Moreover, the charges that are deducted include only those that have already been earned and not those due a future date or those contingent upon future events. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts, and in some instances, to certain retirement plans.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Fund Option. In those cases, we can create "hypothetical historical performance" of a Variable Fund Option. These figures show the performance that the Variable Fund Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

HURRICANE RELIEF

LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your tax advisor to determine if hurricane relief is available to your particular situation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH:

Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Earnings Preservation Benefit, as well as all living benefits such as GMIB and GMWB) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $42,000 or 100% of pay for each participant in 2005 ($44,000 for 2006).

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other

IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -  A non-taxable return of your Purchase Payment; and

     -  A taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified annuity contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payment equals your Purchase Payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution will generally be taxed as first coming from earnings, (income in the Contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.)

Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a guaranteed minimum withdrawal benefit. Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a guaranteed minimum withdrawal benefit.

PARTIAL ANNUITIZATION (IF AVAILABLE UNDER YOUR CONTRACT): At the present time, the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is converted to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified annuity as a pay-out option (i.e., taking Annuity Payments) as a taxable withdrawal for federal income tax purposes, which may also be subject to the 10% penalty tax if you are under age 59 1/2. We will treat the remaining amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under the rules for variable income annuities. Consult your tax adviser prior to partially annuitizing your Contract.

We will determine such excludible amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e., by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludible amount is different from our computation.

The tax law treats all non-qualified annuity contracts issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity Contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

METROPOLITAN LIFE INSURANCE COMPANY is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MetLife, and each Owner thereof has become a contract holder of MetLife.

FINANCIAL STATEMENTS

The financial statements for the Company and the Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contract to new purchasers, but it continues to accept Purchase Payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.5% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. ("CIS"), the only broker-dealer firm that is authorized by the Company and MLIDC to offer the Contracts. CIS is a subsidiary of Citibank, N.A. Registered representatives of CIS, who are properly licensed and appointed, may offer the Contract to customers. See the Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT for a list of the broker-dealer firms that received such compensation during 2005, as well as the range of additional compensation paid.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information.

                      SEPARATE ACCOUNT CHARGES 1.40% (CE)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Trust (7/99)                         2005       1.499           1.498            526,852
                                                       2004       1.398           1.499            580,581
                                                       2003       1.098           1.398            663,301
                                                       2002       1.064           1.098            701,831
                                                       2001       0.985           1.064            933,279
                                                       2000       0.990           0.985            797,443
                                                       1999       1.000           0.990            229,711
  Money Market Portfolio (7/99)                        2005       1.083           1.099            813,491
                                                       2004       1.087           1.083          1,069,782
                                                       2003       1.094           1.087          1,573,792
                                                       2002       1.094           1.094          3,006,951
                                                       2001       1.070           1.094          3,340,414
                                                       2000       1.020           1.070          1,806,081
                                                       1999       1.000           1.020            325,542
AIM Variable Insurance Funds
  AIM V.I. Basic Balanced Fund - Series I (10/01)      2005       0.914           0.949             17,060
                                                       2004       0.862           0.914             14,658
                                                       2003       0.752           0.862              8,661
                                                       2002       0.920           0.752              7,557
                                                       2001       1.000           0.920              3,806
  AIM V.I. Premier Equity Fund - Series I (5/00)       2005       0.618           0.644          2,219,154
                                                       2004       0.592           0.618          2,838,694
                                                       2003       0.480           0.592          3,280,257
                                                       2002       0.698           0.480          3,830,466
                                                       2001       0.810           0.698          5,229,207
                                                       2000       1.000           0.810          5,190,175
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Global Technology Portfolio -
     Class B (5/00)                                    2005       0.402           0.411          2,420,708
                                                       2004       0.388           0.402          2,929,209
                                                       2003       0.274           0.388          3,137,903
                                                       2002       0.477           0.274          3,553,041
                                                       2001       0.649           0.477          4,367,933
                                                       2000       1.000           0.649          4,555,999

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  AllianceBernstein Growth and Income Portfolio -
     Class B (7/01)                                    2005       1.024           1.056            178,880
                                                       2004       0.933           1.024            160,700
                                                       2003       0.716           0.933             99,615
                                                       2002       0.934           0.716             91,434
                                                       2001       1.000           0.934              7,817
  AllianceBernstein Large-Cap Growth Portfolio -
     Class B (12/01)                                   2005       0.770           0.872            166,898
                                                       2004       0.721           0.770              7,327
                                                       2003       0.593           0.721              7,327
                                                       2002       0.869           0.593              7,327
                                                       2001       1.000           0.869              2,426
Franklin Templeton Variable Insurance Products Trust
  Franklin Small-Mid Cap Growth Securities Fund -
     Class 2 Shares (6/99)                             2005       1.156           1.195          1,376,644
                                                       2004       1.052           1.156          1,678,015
                                                       2003       0.777           1.052          1,804,874
                                                       2002       1.105           0.777          2,006,594
                                                       2001       1.323           1.105          2,355,368
                                                       2000       1.606           1.323          2,559,721
                                                       1999       1.000           1.606            610,331
  Templeton Foreign Securities Fund -
     Class 2 Shares (6/99)                             2005       1.128           1.225          3,336,657
                                                       2004       0.965           1.128          3,463,450
                                                       2003       0.740           0.965          3,584,444
                                                       2002       0.921           0.740          4,191,795
                                                       2001       1.113           0.921          5,705,291
                                                       2000       1.155           1.113          6,380,305
                                                       1999       1.000           1.155          1,695,047
Greenwich Street Series Fund
  Appreciation Portfolio (4/01)                        2005       1.065           1.095            973,513
                                                       2004       0.992           1.065            967,993
                                                       2003       0.808           0.992            855,682
                                                       2002       0.993           0.808            782,627
                                                       2001       1.000           0.993            611,988
  Equity Index Portfolio - Class II Shares (9/99)      2005       2.889           2.969          1,169,132
                                                       2004       2.657           2.889          1,512,016
                                                       2003       2.109           2.657          1,674,934
                                                       2002       2.756           2.109          1,942,355
                                                       2001       3.189           2.756          2,369,636
                                                       2000       3.566           3.189          2,314,812
                                                       1999       1.000           3.566            653,332

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Fundamental Value Portfolio (5/01)                   2005       1.049           1.084            792,624
                                                       2004       0.983           1.049            793,655
                                                       2003       0.719           0.983            607,296
                                                       2002       0.927           0.719            371,930
                                                       2001       1.000           0.927            287,160
PIMCO Variable Insurance Trust
  Total Return Portfolio - Administrative Class
     (5/01)                                            2005       1.216           1.228          1,368,415
                                                       2004       1.175           1.216          1,417,386
                                                       2003       1.135           1.175          1,353,478
                                                       2002       1.055           1.135          1,297,327
                                                       2001       1.000           1.055            102,543
Putnam Variable Trust
  Putnam VT Discovery Growth Fund -
     Class IB Shares (4/01)                            2005       0.787           0.832                 --
                                                       2004       0.742           0.787                 --
                                                       2003       0.570           0.742                 --
                                                       2002       0.821           0.570                 --
                                                       2001       1.000           0.821                 --
  Putnam VT International Equity Fund -
     Class IB Shares (3/02)                            2005       1.018           1.126             69,189
                                                       2004       0.888           1.018             40,053
                                                       2003       0.701           0.888             34,786
                                                       2002       0.863           0.701             31,770
                                                       2001       1.000           0.863                 --
  Putnam VT Small Cap Value Fund -
     Class IB Shares (5/01)                            2005       1.630           1.721            141,956
                                                       2004       1.310           1.630            112,965
                                                       2003       0.888           1.310            105,996
                                                       2002       1.101           0.888             98,107
                                                       2001       1.000           1.101             26,300
Salomon Brothers Variable Series Funds Inc.
  All Cap Fund - Class I (6/99)                        2005       1.408           1.444          6,123,647
                                                       2004       1.318           1.408          7,136,970
                                                       2003       0.961           1.318          7,582,500
                                                       2002       1.301           0.961          8,704,358
                                                       2001       1.295           1.301         10,639,024
                                                       2000       1.110           1.295         10,999,748
                                                       1999       1.000           1.110          5,371,395

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Fund - Class I (6/99)                2005       1.489           1.525            781,828
                                                       2004       1.360           1.489            949,597
                                                       2003       1.110           1.360            986,566
                                                       2002       1.049           1.110          1,221,088
                                                       2001       1.012           1.049          1,403,990
                                                       2000       1.026           1.012          1,439,268
                                                       1999       1.000           1.026            720,018
  Investors Fund - Class I (6/99)                      2005       1.173           1.233          5,430,497
                                                       2004       1.078           1.173          6,400,192
                                                       2003       0.826           1.078          6,761,800
                                                       2002       1.089           0.826          7,617,928
                                                       2001       1.152           1.089          9,331,074
                                                       2000       1.014           1.152         10,218,846
                                                       1999       1.000           1.014          5,822,883
  Total Return Fund - Class I (6/99)                   2005       1.144           1.165          1,833,335
                                                       2004       1.067           1.144          2,226,980
                                                       2003       0.933           1.067          2,485,696
                                                       2002       1.016           0.933          2,825,528
                                                       2001       1.039           1.016          3,546,592
                                                       2000       0.976           1.039          4,159,513
                                                       1999       1.000           0.976          2,312,186
Smith Barney Investment Series
  SB Government Portfolio - Class A (10/99)            2005       1.246           1.247            784,847
                                                       2004       1.226           1.246            902,486
                                                       2003       1.234           1.226            989,320
                                                       2002       1.160           1.234          1,239,662
                                                       2001       1.111           1.160          1,413,099
                                                       2000       0.988           1.111          1,057,208
                                                       1999       1.000           0.988            118,579
  Smith Barney Dividend Strategy Portfolio (9/99)      2005       0.844           0.830          1,555,928
                                                       2004       0.828           0.844          2,050,824
                                                       2003       0.680           0.828          2,203,344
                                                       2002       0.932           0.680          2,554,011
                                                       2001       1.105           0.932          3,095,027
                                                       2000       1.182           1.105          3,398,851
                                                       1999       1.000           1.182          1,085,790
  Smith Barney Growth and Income Portfolio (9/99)      2005       0.918           0.940            878,640
                                                       2004       0.860           0.918            982,573
                                                       2003       0.670           0.860          1,090,231
                                                       2002       0.873           0.670          1,228,726
                                                       2001       0.992           0.873          1,719,868
                                                       2000       1.082           0.992          1,668,141
                                                       1999       1.000           1.082            481,693

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Premier Selections All Cap Growth
     Portfolio (9/99)                                  2005       1.135           1.190          1,000,880
                                                       2004       1.119           1.135          1,160,073
                                                       2003       0.845           1.119          1,223,936
                                                       2002       1.171           0.845          1,443,689
                                                       2001       1.383           1.171          1,757,255
                                                       2000       1.190           1.383          1,737,712
                                                       1999       1.000           1.190            395,923
  The Travelers Series Trust AIM Capital Appreciation
     Portfolio (6/99)                                  2005       0.931           0.998          5,067,274
                                                       2004       0.886           0.931          6,451,430
                                                       2003       0.695           0.886          7,049,926
                                                       2002       0.926           0.695          8,003,784
                                                       2001       1.232           0.926         10,399,299
                                                       2000       1.394           1.232         11,053,797
                                                       1999       1.000           1.394          3,443,559
  Equity Income Portfolio (5/00)                       2005       1.193           1.229            990,418
                                                       2004       1.101           1.193          1,046,834
                                                       2003       0.851           1.101            863,508
                                                       2002       1.003           0.851            793,721
                                                       2001       1.089           1.003          1,019,162
                                                       2000       1.000           1.089            865,435
  Large Cap Portfolio (6/99)                           2005       0.828           0.888          8,495,201
                                                       2004       0.788           0.828         10,191,545
                                                       2003       0.641           0.788         11,401,876
                                                       2002       0.842           0.641         12,856,211
                                                       2001       1.033           0.842         15,963,286
                                                       2000       1.225           1.033         18,080,222
                                                       1999       1.000           1.225          8,172,389
  Mercury Large Cap Core Portfolio (6/99)              2005       0.866           0.956          2,751,000
                                                       2004       0.757           0.866          3,483,457
                                                       2003       0.634           0.757          4,020,096
                                                       2002       0.859           0.634          4,534,604
                                                       2001       1.123           0.859          5,463,759
                                                       2000       1.206           1.123          6,108,726
                                                       1999       1.000           1.206          3,145,553
  MFS Emerging Growth Portfolio (5/00)                 2005       0.468           0.454                 --
                                                       2004       0.421           0.468          2,055,005
                                                       2003       0.330           0.421          2,227,491
                                                       2002       0.510           0.330          2,716,700
                                                       2001       0.810           0.510          3,004,546
                                                       2000       1.000           0.810          3,090,800

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  MFS Mid Cap Growth Portfolio (6/99)                  2005       0.978           0.994          3,878,789
                                                       2004       0.869           0.978          3,871,946
                                                       2003       0.643           0.869          4,177,838
                                                       2002       1.275           0.643          4,610,050
                                                       2001       1.694           1.275          5,758,372
                                                       2000       1.570           1.694          6,070,239
                                                       1999       1.000           1.570          1,542,218
  MFS Total Return Portfolio (6/99)                    2005       1.321           1.341          5,190,799
                                                       2004       1.202           1.321          5,772,962
                                                       2003       1.046           1.202          5,800,484
                                                       2002       1.119           1.046          6,556,444
                                                       2001       1.135           1.119          7,478,380
                                                       2000       0.987           1.135          7,961,933
                                                       1999       1.000           0.987          4,154,043
  Pioneer Strategic Income Portfolio (6/99)            2005       1.370           1.401            769,895
                                                       2004       1.253           1.370            856,083
                                                       2003       1.063           1.253            933,064
                                                       2002       1.018           1.063          1,195,441
                                                       2001       0.990           1.018          1,343,207
                                                       2000       1.008           0.990          1,406,014
                                                       1999       1.000           1.008            976,461
  Travelers Quality Bond Portfolio (6/99)              2005       1.257           1.260          2,927,077
                                                       2004       1.234           1.257          3,521,075
                                                       2003       1.170           1.234          4,244,612
                                                       2002       1.122           1.170          4,551,803
                                                       2001       1.062           1.122          4,803,284
                                                       2000       1.006           1.062          3,868,936
                                                       1999       1.000           1.006          1,879,153
Travelers Series Fund Inc.
  Smith Barney Aggressive Growth Portfolio (5/01)      2005       0.996           1.096          1,374,589
                                                       2004       0.918           0.996          1,428,547
                                                       2003       0.692           0.918          1,258,492
                                                       2002       1.042           0.692          1,107,937
                                                       2001       1.000           1.042            594,585
  Smith Barney International All Cap Growth
     Portfolio (1/00)                                  2005       0.845           0.931             55,292
                                                       2004       0.727           0.845             39,465
                                                       2003       0.578           0.727             32,427
                                                       2002       0.789           0.578                 --
                                                       2001       1.000           0.789                 --

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Large Cap Value Portfolio (11/01)       2005       0.926           0.972            173,483
                                                       2004       0.849           0.926            115,685
                                                       2003       0.674           0.849            100,041
                                                       2002       0.917           0.674             83,625
                                                       2001       1.000           0.917             79,903
  Smith Barney Large Capitalization Growth
     Portfolio (6/02)                                  2005       0.986           1.023            192,079
                                                       2004       0.996           0.986            156,206
                                                       2003       0.684           0.996            126,606
                                                       2002       0.923           0.684             21,357
                                                       2001       1.000           0.923                 --
  Smith Barney Mid Cap Core Portfolio (5/01)           2005       1.050           1.121            370,002
                                                       2004       0.964           1.050            310,848
                                                       2003       0.754           0.964            331,586
                                                       2002       0.945           0.754            371,898
                                                       2001       1.000           0.945             87,535
Van Kampen Life Investment Trust
  Comstock Portfolio - Class II Shares (5/01)          2005       1.094           1.123            374,371
                                                       2004       0.944           1.094            266,224
                                                       2003       0.732           0.944            268,726
                                                       2002       0.922           0.732            212,379
                                                       2001       1.000           0.922             31,711
  Emerging Growth Portfolio - Class II Shares (3/02)   2005       0.720           0.764             73,924
                                                       2004       0.684           0.720             18,511
                                                       2003       0.546           0.684             18,511
                                                       2002       0.822           0.546             13,851
                                                       2001       1.000           0.822                 --
Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
     Portfolio (6/99)                                  2005       1.504           1.556            866,087
                                                       2004       1.320           1.504          1,007,273
                                                       2003       0.943           1.320          1,075,068
                                                       2002       1.286           0.943          1,271,611
                                                       2001       1.556           1.286          1,687,182
                                                       2000       1.448           1.556            523,976
                                                       1999       1.000           1.448            114,352
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class 2 (5/00)     2005       1.033           1.188          1,950,805
                                                       2004       0.910           1.033          1,642,990
                                                       2003       0.720           0.910          1,546,685
                                                       2002       0.807           0.720          1,504,764
                                                       2001       0.935           0.807          1,714,241
                                                       2000       1.000           0.935          1,779,892

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Dynamic Capital Appreciation Portfolio - Service
     Class 2 (1/00)                                    2005       0.969           1.154             30,088
                                                       2004       0.971           0.969             20,062
                                                       2003       0.788           0.971              8,146
                                                       2002       0.864           0.788                 --
                                                       2001       1.000           0.864                 --

                                     NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units Outstanding at End of Year" may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Technology Portfolio - Class B changed its name to AllianceBernstein Global Technology Portfolio - Class B.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large-Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Travelers Series Trust: MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Products Series Fund Inc: AllianceBerstein Growth and Income Portfolio - Class B and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Smith Barney Investment Series: SB Government Portfolio - Class A Shares is no longer available to new contract owners.

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

                                   APPENDIX B
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. The general account and any interest therein is not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of 3% per year in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to variable funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the Variable Funding Option may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

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

                                   APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to Metropolitan Life Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

                      The Insurance Company
                      Distribution and Principal Underwriting Agreement Valuation of Assets
                      Adding, Deleting, or Submitting Investment Portfolios Calculation of Money Market Yield
                      Federal Tax Considerations
                      Independent Registered Public Accounting Firm
                      Other Information
                      Financial Statements
--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated October 20, 2006 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014. The Statement of Additional Information is printed on Book 23B SAI.

Name:
------------------------------------------------------------

Address:
------------------------------------------------------------

        --------------------------------------------------------------------

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

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

Book 23B                                                        October 20, 2006

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                                OCTOBER 20, 2006

                                      FOR

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

                                200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") IS NOT A PROSPECTUS BUT RELATES TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE CONTRACT PROSPECTUS DATED OCTOBER 20, 2006. A COPY OF THE PROSPECTUS MAY BE OBTAINED BY WRITING TO METROPOLITAN LIFE INSURANCE COMPANY ("we", "MetLife", "our" and "us"), CUSTOMER SERVICE, P.O. BOX 990014, HARTFORD, CT 06199-0014] OR BY CALLING (800) 497-4857.
Effective October 20, 2006, Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Contract and the investment portfolios. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the prospectus by writing or calling us at our address or phone number shown above.

                               TABLE OF CONTENTS

THE INSURANCE COMPANY.......................................    2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...........    2
VALUATION OF ASSETS.........................................    3
ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS.....    4
CALCULATION OF MONEY MARKET YIELD...........................    4
FEDERAL TAX CONSIDERATIONS..................................    5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............    9
OTHER INFORMATION...........................................    9
FINANCIAL STATEMENTS........................................  F-1

                             THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a Separate Account of MetLife, and each Owner thereof has become a contract holder of MetLife.

STATE REGULATION. The Company is subject to regulation by the Superintendent of Insurance for the state of New York, New York. An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of New York laws. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable Contract Owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Distribution of Variable Annuity Contracts"). Additional information is provided below.

Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC ("MLIDLLC"), which merged with and into MLIDC on that date.

Applications for the Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable annuity contracts and who are also licensed representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 and having written sales agreements with the principal underwriter to sell the Contract.

MLIDC is affiliated with Metropolitan Life Insurance Company and the Separate Account.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC (MLIDC's predecessor) over the past three years.

                        MLIDLLC Underwriting Commissions

--------------------------------------------------------------------------------------------------------
                                  UNDERWRITING COMMISSIONS PAID TO   AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                   MLIDLLC BY THE COMPANY                RETAINED BY MLIDLLC
--------------------------------------------------------------------------------------------------------
 2005                                         $173,235                               $0
--------------------------------------------------------------------------------------------------------
 2004                                         $245,571                               $0
--------------------------------------------------------------------------------------------------------
 2003                                         $473,494                               $0
--------------------------------------------------------------------------------------------------------

The Company and MLIDC have also entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. (Citicorp Investment). These arrangements are sometimes called "shelf space" arrangements. Under this arrangement, the Company and MLIDC pay separate, additional compensation to Citicorp Investment for services Citicorp Investment provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of Citicorp Investment, the hiring and training of Citicorp Investment's sales personnel, the sponsoring of conferences and seminars by Citicorp Investment, or general marketing services performed by Citicorp Investment. Citicorp Investment may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the Citicorp Investment and its registered representatives to favor the Company's products. The amount of total compensation (additional compensation non-commission amounts and commissions) paid to Citicorp Investment during 2005 was $0.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                              VALUATION OF ASSETS

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each funding option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each funding option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the annuity unit on the immediately preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

            ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in or purchased by the Separate Account. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investments in any portfolio become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares attributable to a Contract's interest in a subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act and other applicable law.

We also reserve the right to establish additional subaccounts of the Separate Account, each of which would invest in shares of a new corresponding portfolio having a specified investment objective. We may, in our sole discretion, establish new subaccounts or eliminate or combine one or more subaccounts if marketing needs, tax considerations or investment or other conditions warrant. Any new subaccounts may be made available to existing Contract Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more subaccounts may be transferred to any other subaccount if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may (by appropriate endorsements, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners or Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under that Act if registration is no longer required; it may be combined with other separate accounts, or its assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting privileges of Owners or other persons who have such privileges under the Contracts.

                       CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        EffectiveYield = ((BaseReturn + 1) to the power of (365/7)) -- 1
Where:

BaseReturn = (AUVChange -- ContractChargeAdjustment)/PriorAUV.
AUVChange = CurrentAUV -- PriorAUV.
ContractChargeAdjustment = AverageAUV * Period Charge.
AverageAUV = (CurrentAUV + PriorAUV)/2.
PeriodCharge = AnnualContractFee * (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

BaseReturn = AUVChange/PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability.

This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.  OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) as of December 31, 2005 and for the period in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

The statement of changes in net assets of Metropolitan Life Variable Annuity Separate Account I (formerly "First Citicorp Life Variable Annuity Separate Account") for the year ended December 31, 2004 and financial highlights for each of the years in the four year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

ANNUAL REPORT
DECEMBER 31, 2005

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                      SEPARATE ACCOUNT
                                OF
                      FIRST CITICORP LIFE INSURANCE COMPANY

First Citicorp Life Insurance Company
One Cityplace
Hartford, CT 06103

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
First Citicorp Life Variable Annuity Separate Account and the Board of Directors of First Citicorp Life Insurance Company:

We have audited the accompanying statement of assets and liabilities of the sub-accounts (as disclosed in Appendix A) comprising First Citicorp Life Variable Annuity Separate Account (the "Separate Account") of First Citicorp Life Insurance Company ("FCLIC") as of December 31, 2005, and the related statements of operations and changes in net assets for the period in the year then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts comprising First Citicorp Life Variable Annuity Separate Account of FCLIC as of December 31, 2005, the results of their operations and the changes in their net assets for the period in the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 15, 2006
(October 17, 2006, as to note 8)

                                   APPENDIX A

                       AIM Capital Appreciation Portfolio
                        AIM V.I. Balanced Fund - Series I
                  AIM V.I. Capital Appreciation Fund - Series I
                      AIM V.I. Core Equity Fund - Series I
                 AIM V.I. Government Securities Fund - Series I
                         AIM V.I. Growth Fund - Series I
                  AIM V.I. International Growth Fund - Series I
                     AIM V.I. Premier Equity Fund - Series I
                             All Cap Fund - Class I
             AllianceBernstein Global Technology Portfolio - Class B
             AllianceBernstein Growth and Income Portfolio - Class B
             AllianceBernstein Large-Cap Growth Portfolio - Class B
                             Appreciation Portfolio
                      Comstock Portfolio - Class II Shares
                     Contrafund(R) Portfolio - Initial Class
                    Contrafund(R) Portfolio - Service Class 2
            Dynamic Capital Appreciation Portfolio - Service Class 2
                   Emerging Growth Portfolio - Class II Shares
                    Equity - Income Portfolio - Initial Class
                             Equity Income Portfolio
                    Equity Index Portfolio - Class II Shares
             Franklin Small-Mid Cap Growth Securities Fund - Class 2
                                     Shares
                           Fundamental Value Portfolio
                        Growth Portfolio - Initial Class
                      High Income Portfolio - Initial Class
                         High Yield Bond Fund - Class I
                              High Yield Bond Trust
                       Index 500 Portfolio - Initial Class
                            Investors Fund - Class I
                               Large Cap Portfolio
                        Mercury Large Cap Core Portfolio
                          MFS Emerging Growth Portfolio
                          MFS Mid Cap Growth Portfolio
                           MFS Total Return Portfolio
                               MFS(R) Bond Series
                          MFS(R) Emerging Growth Series
                           MFS(R) Money Market Series
                             MFS(R) Research Series
                         MFS(R) Strategic Income Series
                           MFS(R) Total Return Series
                             Money Market Portfolio
                       Overseas Portfolio - Initial Class
                       Pioneer Strategic Income Portfolio
              Putnam VT International Equity Fund - Class IB Shares
                Putnam VT Small Cap Value Fund - Class IB Shares
                        SB Government Portfolio - Class A
                    Smith Barney Aggressive Growth Portfolio
                    Smith Barney Dividend Strategy Portfolio
                    Smith Barney Growth and Income Portfolio
               Smith Barney International All Cap Growth Portfolio
                     Smith Barney Large Cap Value Portfolio
               Smith Barney Large Capitalization Growth Portfolio
                       Smith Barney Mid Cap Core Portfolio
            Smith Barney Premier Selections All Cap Growth Portfolio
              Smith Barney Small Cap Growth Opportunities Portfolio
               Templeton Foreign Securities Fund - Class 2 Shares
                           Total Return Fund - Class I
                  Total Return Portfolio - Administrative Class
                        Travelers Quality Bond Portfolio

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of First Citicorp Life Insurance Company and Owners of Variable Annuity Contracts of First Citicorp Life Variable Annuity Separate
Account:

We have audited the statement of changes in net assets of First Citicorp Life Variable Annuity Separate Account (comprised of the sub-accounts disclosed in Note 1 and Note 4) for the year ended December 31, 2004 and the financial highlights for each of the years in the four-year period then ended. The statement of changes in net assets and the financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of changes in net assets and the financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of changes in net assets and financial highlights referred to above present fairly, in all material respects, the changes in net assets of each of the sub-accounts constituting First Citicorp Life Variable Annuity Separate Account for the year then ended, and the financial highlights for each of the years in the four-year period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP

Hartford, Connecticut
March 25, 2005

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2005

                                                                                      AIM V.I. BASIC       AIM V.I. CAPITAL
                                            HIGH YIELD           MONEY MARKET        BALANCED FUND -         APPRECIATION
                                            BOND TRUST            PORTFOLIO              SERIES I          FUND - SERIES I
                                          --------------        --------------       ---------------       ----------------
ASSETS:
  Investments at market value:            $      789,157        $      892,379        $       16,201        $    7,962,257

  Receivables:
    Dividends ................                        --                 1,580                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                   789,157               893,959                16,201             7,962,257
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                        27                    31                     1                   194
    Administrative fees ......                         3                     4                    --                    33
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                        30                    35                     1                   227
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $      789,127        $      893,924        $       16,200        $    7,962,030
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - continued
                                December 31, 2005

                                                                   AIM V.I.                                    AIM V.I.
                                           AIM V.I. CORE          GOVERNMENT                                 INTERNATIONAL
                                           EQUITY FUND -      SECURITIES FUND -      AIM V.I. GROWTH         GROWTH FUND -
                                             SERIES I              SERIES I          FUND - SERIES I           SERIES I
                                          --------------      -----------------      ---------------        --------------
ASSETS:
  Investments at market value:            $    9,196,330        $    4,839,774        $    2,909,830        $    7,538,573

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                 9,196,330             4,839,774             2,909,830             7,538,573
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                       235                   127                    80                   190
    Administrative fees ......                        38                    20                    12                    31
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                       273                   147                    92                   221
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $    9,196,057        $    4,839,627        $    2,909,738        $    7,538,352
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                             FRANKLIN             TEMPLETON
                      ALLIANCEBERNSTEIN     ALLIANCEBERNSTEIN                               SMALL-MID              FOREIGN
    AIM V.I.                GLOBAL              GROWTH AND        ALLIANCEBERNSTEIN         CAP GROWTH            SECURITIES
     PREMIER              TECHNOLOGY              INCOME              LARGE-CAP             SECURITIES              FUND -
  EQUITY FUND -          PORTFOLIO -           PORTFOLIO -       GROWTH PORTFOLIO -        FUND - CLASS            CLASS 2
    SERIES I               CLASS B               CLASS B               CLASS B               2 SHARES               SHARES
  -------------       -----------------     -----------------    ------------------       -------------         -------------
  $  14,305,012         $     995,167         $     188,889         $     145,617         $   1,644,954         $   4,087,805


             --                    --                    --                    --                    --                    --
  -------------         -------------         -------------         -------------         -------------         -------------

     14,305,012               995,167               188,889               145,617             1,644,954             4,087,805
  -------------         -------------         -------------         -------------         -------------         -------------




            394                    34                     6                     5                    56                   140
             59                     4                     1                     1                     7                    17
  -------------         -------------         -------------         -------------         -------------         -------------

            453                    38                     7                     6                    63                   157
  -------------         -------------         -------------         -------------         -------------         -------------

  $  14,304,559         $     995,129         $     188,882         $     145,611         $   1,644,891         $   4,087,648
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                                                 MFS(R)
                                                                  EQUITY INDEX          FUNDAMENTAL            EMERGING
                                           APPRECIATION           PORTFOLIO -              VALUE                GROWTH
                                             PORTFOLIO          CLASS II SHARES          PORTFOLIO              SERIES
                                          --------------        ---------------       --------------        --------------
ASSETS:
  Investments at market value:            $    7,318,784        $    3,471,138        $      859,514        $   12,121,402

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                 7,318,784             3,471,138               859,514            12,121,402
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                       187                   119                    29                   306
    Administrative fees ......                        30                    14                     4                    50
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                       217                   133                    33                   356
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $    7,318,567        $    3,471,005        $      859,481        $   12,121,046
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                                                   TOTAL
       MFS(R)               MFS(R)                                       MFS(R)              MFS(R)                RETURN
       MONEY               RESEARCH               MFS(R)               STRATEGIC             TOTAL              PORTFOLIO -
      MARKET                 BOND               RESEARCH                INCOME               RETURN            ADMINISTRATIVE
      SERIES                SERIES               SERIES                 SERIES               SERIES                CLASS
  -------------         -------------         -------------         -------------         -------------        --------------
  $   1,578,244         $   4,239,031         $   8,262,197         $     913,438         $  13,940,680         $   1,680,604


             --                    --                    --                    --                    --                    --
  -------------         -------------         -------------         -------------         -------------         -------------

      1,578,244             4,239,031             8,262,197               913,438            13,940,680             1,680,604
  -------------         -------------         -------------         -------------         -------------         -------------




             38                   111                   201                    22                   363                    58
              6                    17                    34                     4                    57                     7
  -------------         -------------         -------------         -------------         -------------         -------------

             44                   128                   235                    26                   420                    65
  -------------         -------------         -------------         -------------         -------------         -------------

  $   1,578,200         $   4,238,903         $   8,261,962         $     913,412         $  13,940,260         $   1,680,539
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                             PUTNAM VT            PUTNAM VT
                                           INTERNATIONAL          SMALL CAP
                                            EQUITY FUND          VALUE FUND -            ALL CAP               HIGH YIELD
                                            - CLASS IB             CLASS IB               FUND -              BOND FUND -
                                              SHARES                SHARES               CLASS I                CLASS I
                                          --------------        --------------        --------------        --------------
ASSETS:
  Investments at market value:            $       77,937        $      244,244        $    8,844,245        $    1,192,132

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                    77,937               244,244             8,844,245             1,192,132
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                         3                     8                   303                    41
    Administrative fees ......                        --                     1                    37                     5
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                         3                     9                   340                    46
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $       77,934        $      244,235        $    8,843,905        $    1,192,086
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                                                    SMITH
                                                                                              SMITH                 BARNEY
                                                                        SMITH                 BARNEY               PREMIER
                            TOTAL                   SB                 BARNEY                 GROWTH              SELECTIONS
     INVESTORS              RETURN              GOVERNMENT            DIVIDEND                 AND                 ALL CAP
      FUND -                FUND -             PORTFOLIO -            STRATEGY                INCOME                GROWTH
      CLASS I              CLASS I               CLASS A              PORTFOLIO             PORTFOLIO             PORTFOLIO
  -------------         -------------         -------------         -------------         -------------         -------------
  $   6,693,336         $   2,136,345         $     978,929         $   1,292,018         $     825,823         $   1,191,278


             --                    --                    --                    --                    --                    --
  -------------         -------------         -------------         -------------         -------------         -------------

      6,693,336             2,136,345               978,929             1,292,018               825,823             1,191,278
  -------------         -------------         -------------         -------------         -------------         -------------




            229                    73                    33                    44                    28                    41
             28                     9                     4                     5                     3                     5
  -------------         -------------         -------------         -------------         -------------         -------------

            257                    82                    37                    49                    31                    46
  -------------         -------------         -------------         -------------         -------------         -------------

  $   6,693,079         $   2,136,263         $     978,892         $   1,291,969         $     825,792         $   1,191,232
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                                                MERCURY
                                                AIM                                                              LARGE
                                              CAPITAL                EQUITY               LARGE                   CAP
                                           APPRECIATION              INCOME                CAP                    CORE
                                             PORTFOLIO             PORTFOLIO            PORTFOLIO              PORTFOLIO
                                          --------------        --------------        --------------        --------------
ASSETS:
  Investments at market value:            $    5,056,425        $    1,217,145        $    7,539,791        $    2,630,475

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                 5,056,425             1,217,145             7,539,791             2,630,475
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                       173                    42                   259                    90
    Administrative fees ......                        21                     5                    31                    11
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                       194                    47                   290                   101
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $    5,056,231        $    1,217,098        $    7,539,501        $    2,630,374
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                                                                    SMITH
       MFS                                                                                    SMITH                 BARNEY
       MID                   MFS                 PIONEER              TRAVELERS               BARNEY            INTERNATIONAL
       CAP                  TOTAL               STRATEGIC              QUALITY              AGGRESSIVE             ALL CAP
     GROWTH                 RETURN                INCOME                BOND                  GROWTH                GROWTH
    PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO
  -------------         -------------         -------------         -------------         -------------         -------------
  $   3,854,850         $   6,959,580         $   1,078,643         $   3,688,750         $   6,573,728         $      51,478


             --                    --                    --                    --                    --                    --
  -------------         -------------         -------------         -------------         -------------         -------------

      3,854,850             6,959,580             1,078,643             3,688,750             6,573,728                51,478
  -------------         -------------         -------------         -------------         -------------         -------------




            132                   238                    37                   127                   177                     2
             16                    29                     5                    15                    27                    --
  -------------         -------------         -------------         -------------         -------------         -------------

            148                   267                    42                   142                   204                     2
  -------------         -------------         -------------         -------------         -------------         -------------

  $   3,854,702         $   6,959,313         $   1,078,601         $   3,688,608         $   6,573,524         $      51,476
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                               SMITH                SMITH
                                              BARNEY                BARNEY                 SMITH
                                               LARGE                LARGE                  BARNEY               COMSTOCK
                                                CAP             CAPITALIZATION            MID CAP             PORTFOLIO -
                                               VALUE                GROWTH                  CORE                CLASS II
                                             PORTFOLIO            PORTFOLIO              PORTFOLIO               SHARES
                                          --------------        --------------        --------------        --------------
ASSETS:
  Investments at market value:            $      168,671        $      196,410        $      414,958        $      420,317

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                   168,671               196,410               414,958               420,317
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                         6                     7                    14                    14
    Administrative fees ......                        --                     1                     2                     2
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                         6                     8                    16                    16
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $      168,665        $      196,402        $      414,942        $      420,301
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                            SMITH                                                            DYNAMIC
    EMERGING                BARNEY                                                           CAPITAL               EQUITY -
     GROWTH               SMALL CAP                                  CONTRAFUND(R)         APPRECIATION             INCOME
   PORTFOLIO -              GROWTH            CONTRAFUND(R)           PORTFOLIO -           PORTFOLIO -           PORTFOLIO -
    CLASS II            OPPORTUNITIES          PORTFOLIO -             SERVICE               SERVICE               INITIAL
     SHARES               PORTFOLIO           INITIAL CLASS            CLASS 2               CLASS 2                CLASS
  -------------         -------------         -------------         -------------         -------------         -------------
  $      56,492         $   3,265,196         $  21,737,035         $   2,317,973         $      34,707         $  18,050,492


             --                    --                    --                    --                    --                    --
  -------------         -------------         -------------         -------------         -------------         -------------

         56,492             3,265,196            21,737,035             2,317,973                34,707            18,050,492
  -------------         -------------         -------------         -------------         -------------         -------------




              2                    92                   575                    79                     1                   458
             --                    14                    89                    10                    --                    74
  -------------         -------------         -------------         -------------         -------------         -------------

              2                   106                   664                    89                     1                   532
  -------------         -------------         -------------         -------------         -------------         -------------

  $      56,490         $   3,265,090         $  21,736,371         $   2,317,884         $      34,706         $  18,049,960
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF ASSETS AND LIABILITIES - CONTINUED
                                DECEMBER 31, 2005

                                                                      HIGH
                                              GROWTH                 INCOME              INDEX 500              OVERSEAS
                                            PORTFOLIO -           PORTFOLIO -           PORTFOLIO -           PORTFOLIO -
                                              INITIAL               INITIAL               INITIAL               INITIAL
                                               CLASS                 CLASS                 CLASS                 CLASS
                                          --------------        --------------        --------------        --------------
ASSETS:
  Investments at market value:            $   13,342,631        $    4,041,338        $   27,224,732        $    4,073,126

  Receivables:
    Dividends ................                        --                    --                    --                    --
                                          --------------        --------------        --------------        --------------

      Total Assets ...........                13,342,631             4,041,338            27,224,732             4,073,126
                                          --------------        --------------        --------------        --------------


LIABILITIES:
  Payables:
    Insurance charges ........                       366                   101                   715                   101
    Administrative fees ......                        55                    17                   112                    17
                                          --------------        --------------        --------------        --------------

      Total Liabilities ......                       421                   118                   827                   118
                                          --------------        --------------        --------------        --------------

NET ASSETS:                               $   13,342,210        $    4,041,220        $   27,223,905        $    4,073,008
                                          ==============        ==============        ==============        ==============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                  AIM V.I.           AIM V.I.
                                                             HIGH                                  BASIC             CAPITAL
                                                             YIELD               MONEY            BALANCED         APPRECIATION
                                                             BOND                MARKET            FUND -             FUND -
                                                             TRUST             PORTFOLIO          SERIES I           SERIES I
                                                         ------------        ------------       ------------       ------------
INVESTMENT INCOME:
  Dividends ...................................          $         43        $     29,553       $        232       $      4,948
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                10,334              13,192                194             75,144
  Administrative fees .........................                 1,240               1,583                 23             12,629
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................                11,574              14,775                217             87,773
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............               (11,531)             14,778                 15            (82,825)
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                    --                  --                 --                 --
    Realized gain (loss) on sale of investments                10,220                  --                 85           (191,629)
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................                10,220                  --                 85           (191,629)
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................                  (146)                 --                604            831,510
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $     (1,457)       $     14,778       $        704       $    557,056
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

     AIM V.I.              AIM V.I.                                   AIM V.I.               AIM V.I.         ALLIANCEBERNSTEIN
       CORE               GOVERNMENT             AIM V.I.           INTERNATIONAL            PREMIER                GLOBAL
      EQUITY              SECURITIES              GROWTH               GROWTH                 EQUITY              TECHNOLOGY
      FUND -                FUND -                FUND -               FUND -                 FUND -             PORTFOLIO -
     SERIES I              SERIES I              SERIES I             SERIES I               SERIES I              CLASS B
  -------------         -------------         -------------         -------------         -------------       -----------------
  $     138,819         $     157,634         $          --         $      46,648         $     119,928         $          --
  -------------         -------------         -------------         -------------         -------------         -------------


         94,722                53,289                32,645                68,264               159,098                12,790
         15,113                 8,353                 4,899                11,180                23,737                 1,535
  -------------         -------------         -------------         -------------         -------------         -------------

        109,835                61,642                37,544                79,444               182,835                14,325
  -------------         -------------         -------------         -------------         -------------         -------------

         28,984                95,992               (37,544)              (32,796)              (62,907)              (14,325)
  -------------         -------------         -------------         -------------         -------------         -------------



             --                    --                    --                    --                    --                    --
        (47,556)               92,874              (621,929)               19,533            (1,225,083)             (227,145)
  -------------         -------------         -------------         -------------         -------------         -------------

        (47,556)               92,874              (621,929)               19,533            (1,225,083)             (227,145)
  -------------         -------------         -------------         -------------         -------------         -------------


        399,565              (160,001)              840,016             1,132,558             1,893,803               258,914
  -------------         -------------         -------------         -------------         -------------         -------------



  $     380,993         $      28,865         $     180,543         $   1,119,295         $     605,813         $      17,444
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                  FRANKLIN
                                                                                                 SMALL-MID          TEMPLETON
                                                       ALLIANCEBERNSTEIN   ALLIANCEBERNSTEIN     CAP GROWTH          FOREIGN
                                                          GROWTH AND           LARGE-CAP         SECURITIES         SECURITIES
                                                            INCOME               GROWTH            FUND -             FUND -
                                                          PORTFOLIO -         PORTFOLIO -         CLASS 2            CLASS 2
                                                            CLASS B             CLASS B            SHARES             SHARES
                                                       -----------------   -----------------    ------------       ------------
INVESTMENT INCOME:
  Dividends ...................................          $      2,257        $         --       $         --       $     46,666
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                 2,206               1,407             21,012             49,428
  Administrative fees .........................                   265                 169              2,521              5,931
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................                 2,471               1,576             23,533             55,359
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............                  (214)             (1,576)           (23,533)            (8,693)
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                    --                  --                 --                 --
    Realized gain (loss) on sale of investments                 5,708               1,684            (90,206)           (83,540)
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................                 5,708               1,684            (90,206)           (83,540)
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................                   354              18,239            155,294            420,164
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $      5,848        $     18,347       $     41,555       $    327,931
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                            EQUITY
                            INDEX                                        MFS(R)              MFS(R)                 MFS(R)
                         PORTFOLIO -            FUNDAMENTAL            EMERGING              MONEY                 RESEARCH
   APPRECIATION            CLASS II                VALUE                GROWTH               MARKET                  BOND
     PORTFOLIO              SHARES               PORTFOLIO              SERIES               SERIES                 SERIES
  -------------         -------------         -------------         -------------         -------------         -------------
  $      61,949         $      42,447         $       8,115         $          --         $      46,132         $     277,513
  -------------         -------------         -------------         -------------         -------------         -------------


         72,990                46,753                10,291               116,367                15,662                48,250
         11,838                 5,610                 1,235                18,912                 2,630                 7,605
  -------------         -------------         -------------         -------------         -------------         -------------

         84,828                52,363                11,526               135,279                18,292                55,855
  -------------         -------------         -------------         -------------         -------------         -------------

        (22,879)               (9,916)               (3,411)             (135,279)               27,840               221,658
  -------------         -------------         -------------         -------------         -------------         -------------



             --                    --                51,048                    --                    --                46,841
        137,655              (124,555)               16,616              (856,883)                   --                50,645
  -------------         -------------         -------------         -------------         -------------         -------------

        137,655              (124,555)               67,664              (856,883)                   --                97,486
  -------------         -------------         -------------         -------------         -------------         -------------


        110,273               227,056               (37,533)            1,868,266                    --              (297,849)
  -------------         -------------         -------------         -------------         -------------         -------------



  $     225,049         $      92,585         $      26,720         $     876,104         $      27,840         $      21,295
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                                      TOTAL
                                                                                MFS(R)              MFS(R)           RETURN
                                                             MFS(R)            STRATEGIC            TOTAL          PORTFOLIO -
                                                           RESEARCH            INCOME               RETURN        ADMINISTRATIVE
                                                            SERIES             SERIES               SERIES            CLASS
                                                         ------------        ------------       ------------      --------------
INVESTMENT INCOME:
  Dividends ...................................          $     44,667        $     77,855       $    332,036       $     58,925
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                80,359               9,241            150,152             21,720
  Administrative fees .........................                13,553               1,556             23,684              2,606
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................                93,912              10,797            173,836             24,326
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............               (49,245)             67,058            158,200             34,599
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                    --               4,077            650,955             26,767
    Realized gain (loss) on sale of investments              (248,189)              7,540            604,577              7,067
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................              (248,189)             11,617          1,255,532             33,834
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................               850,479             (72,783)        (1,191,154)           (51,744)
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $    553,045        $      5,892       $    222,578       $     16,689
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

    PUTNAM VT             PUTNAM VT
  INTERNATIONAL           SMALL CAP                                     HIGH
     EQUITY                 VALUE                                       YIELD                                       TOTAL
     FUND -                 FUND -                ALL CAP               BOND                INVESTORS               RETURN
    CLASS IB               CLASS IB                FUND -              FUND -                 FUND -                FUND -
     SHARES                 SHARES                CLASS I              CLASS I               CLASS I               CLASS I
  -------------         -------------         -------------         -------------         -------------         -------------
  $         601         $         400         $      75,830         $      70,624         $      78,421         $      42,204
  -------------         -------------         -------------         -------------         -------------         -------------


            744                 2,873               114,176                15,939                87,587                28,733
             89                   345                13,701                 1,913                10,510                 3,448
  -------------         -------------         -------------         -------------         -------------         -------------

            833                 3,218               127,877                17,852                98,097                32,181
  -------------         -------------         -------------         -------------         -------------         -------------

           (232)               (2,818)              (52,047)               52,772               (19,676)               10,023
  -------------         -------------         -------------         -------------         -------------         -------------



             --                12,965                 6,247                19,679                    --                14,303
          3,154                 7,259               231,441                31,112               149,428                33,018
  -------------         -------------         -------------         -------------         -------------         -------------

          3,154                20,224               237,688                50,791               149,428                47,321
  -------------         -------------         -------------         -------------         -------------         -------------


          4,918                (1,247)               25,467               (72,441)              202,472               (20,891)
  -------------         -------------         -------------         -------------         -------------         -------------



  $       7,840         $      16,159         $     211,108         $      31,122         $     332,224         $      36,453
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                                       SMITH
                                                                                                   SMITH               BARNEY
                                                                                 SMITH             BARNEY             PREMIER
                                                              SB                 BARNEY            GROWTH            SELECTIONS
                                                          GOVERNMENT            DIVIDEND            AND               ALL CAP
                                                          PORTFOLIO -           STRATEGY           INCOME              GROWTH
                                                            CLASS A            PORTFOLIO         PORTFOLIO           PORTFOLIO
                                                         ------------        ------------       ------------       ------------
INVESTMENT INCOME:
  Dividends ...................................          $     44,482        $     25,381       $      6,470       $      1,437
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                12,893              18,312             10,626             15,580
  Administrative fees .........................                 1,547               2,197              1,275              1,870
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................                14,440              20,509             11,901             17,450
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............                30,042               4,872             (5,431)           (16,013)
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................                    --                  --                 --                 --
    Realized gain (loss) on sale of investments                 7,626            (139,926)            (6,328)            (2,757)
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................                 7,626            (139,926)            (6,328)            (2,757)
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................               (37,609)            108,241             30,174             78,906
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $         59        $    (26,813)      $     18,415       $     60,136
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

        AIM                                                            MERCURY                 MFS                    MFS
      CAPITAL               EQUITY                LARGE                 LARGE                EMERGING               MID CAP
   APPRECIATION             INCOME                 CAP                CAP CORE                GROWTH                 GROWTH
     PORTFOLIO            PORTFOLIO             PORTFOLIO             PORTFOLIO             PORTFOLIO              PORTFOLIO
  -------------         -------------         -------------         -------------         -------------         -------------
  $      10,693         $          --         $          --         $          --         $          --         $          --
  -------------         -------------         -------------         -------------         -------------         -------------


         64,846                15,771                96,318                33,973                 1,779                49,222
          7,781                 1,892                11,558                 4,077                   213                 5,906
  -------------         -------------         -------------         -------------         -------------         -------------

         72,627                17,663               107,876                38,050                 1,992                55,128
  -------------         -------------         -------------         -------------         -------------         -------------

        (61,934)              (17,663)             (107,876)              (38,050)               (1,992)              (55,128)
  -------------         -------------         -------------         -------------         -------------         -------------



             --                18,036                    --                    --                    --                    --
       (868,776)               18,670              (580,679)             (182,833)             (961,419)             (774,621)
  -------------         -------------         -------------         -------------         -------------         -------------

       (868,776)               36,706              (580,679)             (182,833)             (961,419)             (774,621)
  -------------         -------------         -------------         -------------         -------------         -------------


      1,261,900                18,543             1,203,363               487,390               935,012               898,986
  -------------         -------------         -------------         -------------         -------------         -------------



  $     331,190         $      37,586         $     514,808         $     266,507         $     (28,399)        $      69,237
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                                      SMITH
                                                              MFS               PIONEER           TRAVELERS           BARNEY
                                                             TOTAL             STRATEGIC           QUALITY          AGGRESSIVE
                                                            RETURN               INCOME              BOND             GROWTH
                                                           PORTFOLIO           PORTFOLIO          PORTFOLIO         PORTFOLIO
                                                         ------------        ------------       ------------       ------------
INVESTMENT INCOME:
  Dividends ...................................          $    151,368        $     43,533       $         --       $         --
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                89,911              14,202             49,649             65,398
  Administrative fees .........................                10,789               1,704              5,958              9,987
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................               100,700              15,906             55,607             75,385
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............                50,668              27,627            (55,607)           (75,385)
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................               328,820                  --                 --                190
    Realized gain (loss) on sale of investments                72,368             (16,513)                72             92,331
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................               401,188             (16,513)                72             92,521
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................              (347,655)             14,626             64,194            596,882
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $    104,201        $     25,740       $      8,659       $    614,018
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

      SMITH                                       SMITH
     BARNEY                  SMITH                BARNEY                 SMITH                                     EMERGING
  INTERNATIONAL              BARNEY               LARGE                 BARNEY               COMSTOCK               GROWTH
     ALL CAP               LARGE CAP          CAPITALIZATION            MID CAP            PORTFOLIO -           PORTFOLIO -
     GROWTH                  VALUE                GROWTH                 CORE                CLASS II              CLASS II
    PORTFOLIO              PORTFOLIO            PORTFOLIO              PORTFOLIO              SHARES                SHARES
  -------------         -------------         --------------        -------------         -------------         -------------
  $         676         $       2,662         $         258         $       2,493         $       3,113         $           2
  -------------         -------------         -------------         -------------         -------------         -------------


            528                 2,240                 2,463                 4,578                 4,772                   351
             63                   269                   295                   549                   573                    42
  -------------         -------------         -------------         -------------         -------------         -------------

            591                 2,509                 2,758                 5,127                 5,345                   393
  -------------         -------------         -------------         -------------         -------------         -------------

             85                   153                (2,500)               (2,634)               (2,232)                 (391)
  -------------         -------------         -------------         -------------         -------------         -------------



             --                    --                    --                30,015                10,781                    --
            586                 2,457                 2,862                 2,648                11,398                   801
  -------------         -------------         -------------         -------------         -------------         -------------

            586                 2,457                 2,862                32,663                22,179                   801
  -------------         -------------         -------------         -------------         -------------         -------------


          4,340                 8,317                 7,168                (2,337)               (7,821)                3,337
  -------------         -------------         -------------         -------------         -------------         -------------



  $       5,011         $      10,927         $       7,530         $      27,692         $      12,126         $       3,747
  =============         =============         =============         =============         =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                                                      DYNAMIC
                                                         SMITH BARNEY                                                 CAPITAL
                                                           SMALL CAP                            CONTRAFUND(R)      APPRECIATION
                                                            GROWTH           CONTRAFUND(R)       PORTFOLIO -        PORTFOLIO -
                                                         OPPORTUNITIES       PORTFOLIO -           SERVICE            SERVICE
                                                           PORTFOLIO         INITIAL CLASS         CLASS 2            CLASS 2
                                                         -------------       -------------      -------------      ------------
INVESTMENT INCOME:
  Dividends ...................................          $         --        $     67,295       $      2,235       $         --
                                                         ------------        ------------       ------------       ------------

EXPENSES:
  Insurance charges ...........................                34,550             210,080             23,912                288
  Administrative fees .........................                 4,990              32,614              2,869                 35
                                                         ------------        ------------       ------------       ------------

    Total expenses ............................                39,540             242,694             26,781                323
                                                         ------------        ------------       ------------       ------------

      Net investment income (loss) ............               (39,540)           (175,399)           (24,546)              (323)
                                                         ------------        ------------       ------------       ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Realized gain distribution ................               317,189               4,206                319                 --
    Realized gain (loss) on sale of investments                20,441             926,310             31,554                249
                                                         ------------        ------------       ------------       ------------

      Realized gain (loss) ....................               337,630             930,516             31,873                249
                                                         ------------        ------------       ------------       ------------

    Change in unrealized gain (loss)
      on investments ..........................              (201,431)          2,360,672            273,738              4,435
                                                         ------------        ------------       ------------       ------------


  Net increase (decrease) in net assets
    resulting from operations .................          $     96,659        $  3,115,789       $    281,065       $      4,361
                                                         ============        ============       ============       ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF OPERATIONS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 2005

     EQUITY -                                        HIGH                  INDEX
     INCOME                   GROWTH                INCOME                  500                OVERSEAS
   PORTFOLIO -             PORTFOLIO -           PORTFOLIO -            PORTFOLIO -           PORTFOLIO -
     INITIAL                 INITIAL               INITIAL                INITIAL               INITIAL
      CLASS                   CLASS                 CLASS                  CLASS                 CLASS
  -------------          -------------          -------------          -------------         -------------
  $     337,337          $      81,944          $     680,702          $     583,841         $      27,479
  -------------          -------------          -------------          -------------         -------------


        179,160                145,894                 41,896                291,140                35,278
         29,031                 21,905                  6,855                 45,503                 5,833
  -------------          -------------          -------------          -------------         -------------

        208,191                167,799                 48,751                336,643                41,111
  -------------          -------------          -------------          -------------         -------------

        129,146                (85,855)               631,951                247,198               (13,632)
  -------------          -------------          -------------          -------------         -------------



        741,309                     --                     --                     --                21,505
         95,627             (1,476,628)              (522,326)               329,064              (141,717)
  -------------          -------------          -------------          -------------         -------------

        836,936             (1,476,628)              (522,326)               329,064              (120,212)
  -------------          -------------          -------------          -------------         -------------


       (164,165)             2,097,218                (53,257)               356,459               743,195
  -------------          -------------          -------------          -------------         -------------



  $     801,917          $     534,735          $      56,368          $     932,721         $     609,351
  =============          =============          =============          =============         =============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                       STATEMENT OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                  AIM V.I.
                                                                                                                   BASIC
                                                                                     MONEY                        BALANCED
                                                    HIGH YIELD                       MARKET                        FUND -
                                                    BOND TRUST                     PORTFOLIO                      SERIES I
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (11,531)   $    44,800    $    14,778    $    (6,090)   $        15    $         6
  Realized gain (loss) ..................        10,220         13,141             --             --             85             42
  Change in unrealized gain (loss)
    on investments ......................          (146)         2,249             --             --            604            629
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........        (1,457)        60,190         14,778         (6,090)           704            677
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........            --             --           (430)            --             --          6,500
  Participant transfers from other
    funding options .....................        37,908         27,957        156,830        111,545          3,214             --
  Administrative charges ................           (11)           (28)           (83)            (4)            --             --
  Contract surrenders ...................       (58,276)       (67,910)      (180,123)       (42,917)        (1,124)          (143)
  Participant transfers to other
    funding options .....................       (59,301)       (38,559)      (256,189)      (615,110)            --         (1,099)
  Other receipts/(payments) .............          (125)       (38,535)            --             --             --             --
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..       (79,805)      (117,075)      (279,995)      (546,486)         2,090          5,258
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets       (81,262)       (56,885)      (265,217)      (552,576)         2,794          5,935


NET ASSETS:
    Beginning of year ...................       870,389        927,274      1,159,141      1,711,717         13,406          7,471
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $   789,127    $   870,389    $   893,924    $ 1,159,141    $    16,200    $    13,406
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

           AIM V.I.                         AIM V.I.                        AIM V.I.
           CAPITAL                           CORE                         GOVERNMENT                       AIM V.I.
         APPRECIATION                       EQUITY                        SECURITIES                        GROWTH
            FUND -                          FUND -                          FUND -                          FUND -
           SERIES I                        SERIES I                        SERIES I                        SERIES I
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$    (82,825)   $   (116,554)   $     28,984    $    (30,323)   $     95,992    $    147,248    $    (37,544)   $    (48,999)
    (191,629)       (580,591)        (47,556)       (336,589)         92,874         392,137        (621,929)       (961,262)

     831,510       1,184,089         399,565       1,235,616        (160,001)       (421,249)        840,016       1,259,291
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     557,056         486,944         380,993         868,704          28,865         118,136         180,543         249,030
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      76,755          46,683          65,867          38,564           1,366           7,300           3,889          12,160

      30,038         123,090          18,557          91,043          19,280          78,049          13,483          69,746
        (489)           (795)           (597)           (760)           (262)           (640)           (253)           (210)
  (2,104,031)     (3,195,961)     (2,122,675)     (2,770,947)     (1,542,978)     (4,529,344)       (818,112)       (887,474)

    (363,262)       (390,272)       (438,964)       (807,503)        (80,165)       (811,592)       (215,416)       (413,289)
     (45,462)       (173,203)        (67,227)        (99,435)        (63,502)       (176,627)        (41,710)        (55,609)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (2,406,451)     (3,590,458)     (2,545,039)     (3,549,038)     (1,666,261)     (5,432,854)     (1,058,119)     (1,274,676)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (1,849,395)     (3,103,514)     (2,164,046)     (2,680,334)     (1,637,396)     (5,314,718)       (877,576)     (1,025,646)



   9,811,425      12,914,939      11,360,103      14,040,437       6,477,023      11,791,741       3,787,314       4,812,960
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  7,962,030    $  9,811,425    $  9,196,057    $ 11,360,103    $  4,839,627    $  6,477,023    $  2,909,738    $  3,787,314
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                      AIM V.I.                     AIM V.I.                 ALLIANCEBERNSTEIN
                                                   INTERNATIONAL                   PREMIER                        GLOBAL
                                                       GROWTH                       EQUITY                      TECHNOLOGY
                                                       FUND -                       FUND -                     PORTFOLIO -
                                                      SERIES I                     SERIES I                      CLASS B
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (32,796)   $   (38,519)   $   (62,907)   $  (155,382)   $   (14,325)   $   (16,087)
  Realized gain (loss) ..................        19,533       (451,380)    (1,225,083)    (2,170,802)      (227,145)      (151,815)
  Change in unrealized gain (loss)
    on investments ......................     1,132,558      2,080,623      1,893,803      3,052,227        258,914        205,220
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........     1,119,295      1,590,724        605,813        726,043         17,444         37,318
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........         4,200          3,714         11,200         46,125          3,750          2,620
  Participant transfers from other
    funding options .....................       182,182        211,538         43,928        113,265         12,508         20,749
  Administrative charges ................          (223)          (385)          (998)        (1,622)           (13)            (8)
  Contract surrenders ...................    (1,618,263)    (1,933,487)    (3,592,882)    (4,974,051)       (86,674)       (43,058)
  Participant transfers to other
    funding options .....................       (31,577)      (272,854)      (855,110)    (1,124,662)      (116,207)       (43,544)
  Other receipts/(payments) .............       (84,262)      (160,393)      (191,859)      (237,155)       (13,902)       (13,877)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..    (1,547,943)    (2,151,867)    (4,585,721)    (6,178,100)      (200,538)       (77,118)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets      (428,648)      (561,143)    (3,979,908)    (5,452,057)      (183,094)       (39,800)


NET ASSETS:
    Beginning of year ...................     7,967,000      8,528,143     18,284,467     23,736,524      1,178,223      1,218,023
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 7,538,352    $ 7,967,000    $14,304,559    $18,284,467    $   995,129    $ 1,178,223
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                           FRANKLIN
                                                                          SMALL-MID                       TEMPLETON
      ALLIANCEBERNSTEIN                ALLIANCEBERNSTEIN                  CAP GROWTH                       FOREIGN
          GROWTH AND                       LARGE-CAP                      SECURITIES                      SECURITIES
            INCOME                           GROWTH                         FUND -                          FUND -
         PORTFOLIO -                      PORTFOLIO -                      CLASS 2                         CLASS 2
           CLASS B                          CLASS B                         SHARES                          SHARES
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$       (214)   $       (901)   $     (1,576)   $        (73)   $    (23,533)   $    (26,298)   $     (8,693)   $    (11,661)
       5,708             727           1,684              (9)        (90,206)        (62,090)        (83,540)       (113,510)

         354          14,963          18,239             444         155,294         269,076         420,164         692,560
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


       5,848          14,789          18,347             362          41,555         180,688         327,931         567,389
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


          --              --              --              --          13,588          23,340          (2,133)          1,740

      71,445          61,925         173,661              --          26,761          31,383         349,814         164,002
          (5)             (6)             --              --             (34)            (32)            (46)            (29)
     (14,939)         (5,174)        (52,042)             --        (158,768)       (139,634)       (392,116)       (182,840)

     (37,983)             --              --              --        (217,865)        (53,820)        (80,814)        (74,632)
          --              --              --              --          (2,160)           (142)        (24,039)        (28,077)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      18,518          56,745         121,619              --        (338,478)       (138,905)       (149,334)       (119,836)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      24,366          71,534         139,966             362        (296,923)         41,783         178,597         447,553



     164,516          92,982           5,645           5,283       1,941,814       1,900,031       3,909,051       3,461,498
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    188,882    $    164,516    $    145,611    $      5,645    $  1,644,891    $  1,941,814    $  4,087,648    $  3,909,051
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                    EQUITY
                                                                                    INDEX
                                                                                 PORTFOLIO -                   FUNDAMENTAL
                                                    APPRECIATION                   CLASS II                       VALUE
                                                     PORTFOLIO                      SHARES                      PORTFOLIO
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (22,879)   $    (2,981)   $    (9,916)   $    (3,924)   $    (3,411)   $    (4,769)
  Realized gain (loss) ..................       137,655         22,141       (124,555)      (125,928)        67,664         28,879
  Change in unrealized gain (loss)
    on investments ......................       110,273        607,357        227,056        481,056        (37,533)        28,200
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........       225,049        626,517         92,585        351,204         26,720         52,310
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........         5,950         76,679          5,000         12,840          1,500          6,500
  Participant transfers from other
    funding options .....................       455,188        835,144         22,673         80,916        149,329        259,132
  Administrative charges ................          (406)          (505)           (78)           (70)            (4)           (11)
  Contract surrenders ...................    (1,892,823)    (1,758,147)      (484,028)      (268,944)       (93,592)       (21,308)
  Participant transfers to other
    funding options .....................      (122,830)      (462,692)      (471,843)      (118,578)       (57,371)       (60,961)
  Other receipts/(payments) .............       (84,657)       (70,314)       (60,325)      (140,450)            --             --
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..    (1,639,578)    (1,379,835)      (988,601)      (434,286)          (138)       183,352
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets    (1,414,529)      (753,318)      (896,016)       (83,082)        26,582        235,662


NET ASSETS:
    Beginning of year ...................     8,733,096      9,486,414      4,367,021      4,450,103        832,899        597,237
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 7,318,567    $ 8,733,096    $ 3,471,005    $ 4,367,021    $   859,481    $   832,899
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

            MFS(R)                         MFS(R)                           MFS(R)
          EMERGING                         MONEY                           RESEARCH                         MFS(R)
           GROWTH                          MARKET                            BOND                         RESEARCH
           SERIES                          SERIES                           SERIES                         SERIES
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$   (135,279)   $   (164,602)   $     27,840    $    (10,007)   $    221,658    $    362,557    $    (49,245)   $      8,242
    (856,883)     (1,747,971)             --              --          97,486         142,520        (248,189)       (874,147)

   1,868,266       3,508,359              --              --        (297,849)       (198,931)        850,479       2,264,121
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     876,104       1,595,786          27,840         (10,007)         21,295         306,146         553,045       1,398,216
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


       6,796          36,178              --              --          (2,267)         31,527           1,870          13,891

      14,516          47,169       1,513,831       2,230,624          30,388         202,577          21,749          29,655
        (544)           (952)           (302)           (453)           (276)           (411)           (495)           (740)
  (2,498,151)     (3,464,231)     (1,851,228)     (2,371,001)     (1,453,452)     (2,399,277)     (2,070,080)     (2,833,635)

    (459,337)       (818,607)       (214,571)     (1,547,690)        (87,185)       (453,949)       (313,408)       (416,622)
    (140,815)        (84,294)       (121,040)       (136,736)        (95,164)        (10,364)        (28,612)       (162,840)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (3,077,535)     (4,284,737)       (673,310)     (1,825,256)     (1,607,956)     (2,629,897)     (2,388,976)     (3,370,291)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (2,201,431)     (2,688,951)       (645,470)     (1,835,263)     (1,586,661)     (2,323,751)     (1,835,931)     (1,972,075)



  14,322,477      17,011,428       2,223,670       4,058,933       5,825,564       8,149,315      10,097,893      12,069,968
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$ 12,121,046    $ 14,322,477    $  1,578,200    $  2,223,670    $  4,238,903    $  5,825,564    $  8,261,962    $ 10,097,893
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                   TOTAL
                                                        MFS(R)                      MFS(R)                        RETURN
                                                     STRATEGIC                      TOTAL                       PORTFOLIO -
                                                       INCOME                       RETURN                     ADMINISTRATIVE
                                                       SERIES                       SERIES                         CLASS
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $    67,058    $    57,002    $   158,200    $   129,323    $    34,599    $     7,853
  Realized gain (loss) ..................        11,617         11,228      1,255,532        782,738         33,834         31,717
  Change in unrealized gain (loss)
    on investments ......................       (72,783)         7,541     (1,191,154)       891,815        (51,744)        15,684
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........         5,892         75,771        222,578      1,803,876         16,689         55,254
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........             3            283         72,223         72,795          2,500          3,000
  Participant transfers from other
    funding options .....................        12,624        136,882        283,253        703,827        232,677        287,812
  Administrative charges ................           (34)           (68)          (851)        (1,572)            --             (7)
  Contract surrenders ...................      (275,093)      (270,746)    (3,967,314)    (6,587,561)      (141,424)       (94,095)
  Participant transfers to other
    funding options .....................       (22,976)       (23,070)      (362,679)      (632,992)      (138,691)      (119,691)
  Other receipts/(payments) .............       (12,670)        (8,281)      (240,740)       (92,623)       (14,255)            --
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..      (298,146)      (165,000)    (4,216,108)    (6,538,126)       (59,193)        77,019
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets      (292,254)       (89,229)    (3,993,530)    (4,734,250)       (42,504)       132,273


NET ASSETS:
    Beginning of year ...................     1,205,666      1,294,895     17,933,790     22,668,040      1,723,043      1,590,770
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $   913,412    $ 1,205,666    $13,940,260    $17,933,790    $ 1,680,539    $ 1,723,043
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                            PUTNAM
            PUTNAM                            VT
              VT                            SMALL                                                             HIGH
        INTERNATIONAL                     CAP VALUE                                                          YIELD
        EQUITY FUND -                       FUND -                          ALL CAP                           BOND
           CLASS IB                        CLASS IB                          FUND -                          FUND -
            SHARES                          SHARES                          CLASS I                         CLASS I
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$       (232)   $         24    $     (2,818)   $     (1,632)   $    (52,047)   $    (85,926)   $     52,772    $     67,168
       3,154             646          20,224           2,383         237,688          97,023          50,791           8,557

       4,918           4,302          (1,247)         34,668          25,467         643,890         (72,441)         48,688
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


       7,840           4,972          16,159          35,419         211,108         654,987          31,122         124,413
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


          --              --              --              --           6,630          19,843           1,750           5,385

      45,183           7,666          71,253          17,428          65,111         155,989         151,170          40,254
          --              --              (1)             (1)           (171)            (98)            (10)             (8)
     (15,866)             --         (25,157)         (4,664)     (1,191,924)       (580,797)       (357,229)        (57,519)

          --          (2,770)         (2,167)         (2,860)       (255,626)       (181,565)        (49,044)        (22,470)
          --              --              --              --         (37,307)        (15,282)             --         (17,075)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      29,317           4,896          43,928           9,903      (1,413,287)       (601,910)       (253,363)        (51,433)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      37,157           9,868          60,087          45,322      (1,202,179)         53,077        (222,241)         72,980



      40,777          30,909         184,148         138,826      10,046,084       9,993,007       1,414,327       1,341,347
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$     77,934    $     40,777    $    244,235    $    184,148    $  8,843,905    $ 10,046,084    $  1,192,086    $  1,414,327
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                     TOTAL                          SB
                                                      INVESTORS                      RETURN                     GOVERNMENT
                                                        FUND -                       FUND -                    PORTFOLIO -
                                                       CLASS I                      CLASS I                      CLASS A
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (19,676)   $     3,963    $    10,023    $     9,792    $    30,042    $    26,579
  Realized gain (loss) ..................       149,428         27,435         47,321         64,512          7,626          9,501
  Change in unrealized gain (loss)
    on investments ......................       202,472        585,061        (20,891)       104,546        (37,609)       (17,286)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........       332,224        616,459         36,453        178,850             59         18,794
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........         5,629         11,330          1,750          5,385          1,900          6,585
  Participant transfers from other
    funding options .....................       104,990         85,776          7,874          7,415          1,757          5,494
  Administrative charges ................          (130)           (65)           (26)           (26)            (6)           (11)
  Contract surrenders ...................      (955,463)      (375,039)      (283,283)      (125,228)      (137,172)       (73,147)
  Participant transfers to other
    funding options .....................      (199,977)       (92,687)      (158,276)      (126,414)       (12,044)       (46,365)
  Other receipts/(payments) .............      (103,392)       (25,466)       (15,288)       (44,243)            --             --
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..    (1,148,343)      (396,151)      (447,249)      (283,111)      (145,565)      (107,444)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets      (816,119)       220,308       (410,796)      (104,261)      (145,506)       (88,650)


NET ASSETS:
    Beginning of year ...................     7,509,198      7,288,890      2,547,059      2,651,320      1,124,398      1,213,048
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 6,693,079    $ 7,509,198    $ 2,136,263    $ 2,547,059    $   978,892    $ 1,124,398
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                            SMITH
                                            SMITH                           BARNEY
            SMITH                           BARNEY                         PREMIER
            BARNEY                          GROWTH                        SELECTIONS                         AIM
           DIVIDEND                          AND                           ALL CAP                         CAPITAL
           STRATEGY                         INCOME                          GROWTH                       APPRECIATION
          PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$      4,872    $     (8,435)   $     (5,431)   $     (2,898)   $    (16,013)   $    (18,206)   $    (61,934)   $    (76,190)
    (139,926)        (66,898)         (6,328)        (15,692)         (2,757)        (15,943)       (868,776)       (520,213)

     108,241         106,465          30,174          74,926          78,906          51,178       1,261,900         877,946
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (26,813)         31,132          18,415          56,336          60,136          17,029         331,190         281,543
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


       1,053             900              70           8,826             480           2,385          11,314          12,073

      18,361          23,877              --          10,474           3,539          36,296          18,471          89,276
         (52)            (41)            (27)             (9)            (21)             (3)           (168)            (58)
    (202,650)       (101,220)        (60,507)        (60,063)        (91,577)        (60,550)       (730,486)       (348,843)

    (206,848)        (47,858)        (24,048)        (51,263)        (67,612)        (47,762)       (546,128)       (266,976)
     (21,378)             --          (9,897)             --         (30,773)             --         (25,955)        (10,552)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (411,514)       (124,342)        (94,409)        (92,035)       (185,964)        (69,634)     (1,272,952)       (525,080)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (438,327)        (93,210)        (75,994)        (35,699)       (125,828)        (52,605)       (941,762)       (243,537)



   1,730,296       1,823,506         901,786         937,485       1,317,060       1,369,665       5,997,993       6,241,530
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  1,291,969    $  1,730,296    $    825,792    $    901,786    $  1,191,232    $  1,317,060    $  5,056,231    $  5,997,993
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                 MERCURY
                                                       EQUITY                       LARGE                         LARGE
                                                       INCOME                        CAP                         CAP CORE
                                                     PORTFOLIO                    PORTFOLIO                     PORTFOLIO
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (17,663)   $     1,065    $  (107,876)   $   (54,191)   $   (38,050)   $   (26,360)
  Realized gain (loss) ..................        36,706         58,684       (580,679)      (551,416)      (182,833)      (213,066)
  Change in unrealized gain (loss)
    on investments ......................        18,543         36,240      1,203,363      1,009,277        487,390        636,791
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........        37,586         95,989        514,808        403,670        266,507        397,365
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........         7,500          9,000          7,442         13,357            867          1,320
  Participant transfers from other
    funding options .....................       132,380        274,111         29,334         40,500             --         14,148
  Administrative charges ................           (11)            (4)          (161)          (133)           (76)           (17)
  Contract surrenders ...................      (161,439)       (36,911)      (903,583)      (557,067)      (544,155)      (192,675)
  Participant transfers to other
    funding options .....................       (47,628)       (44,090)      (505,437)      (361,351)       (99,707)      (228,066)
  Other receipts/(payments) .............            --             --        (42,466)       (88,487)        (7,677)       (21,848)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..       (69,198)       202,106     (1,414,871)      (953,181)      (650,748)      (427,138)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets       (31,612)       298,095       (900,063)      (549,511)      (384,241)       (29,773)


NET ASSETS:
    Beginning of year ...................     1,248,710        950,615      8,439,564      8,989,075      3,014,615      3,044,388
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 1,217,098    $ 1,248,710    $ 7,539,501    $ 8,439,564    $ 2,630,374    $ 3,014,615
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

             MFS                             MFS                             MFS                           PIONEER
           EMERGING                        MID CAP                          TOTAL                         STRATEGIC
            GROWTH                          GROWTH                          RETURN                          INCOME
          PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$     (1,992)   $    (12,900)   $    (55,128)   $    (50,865)   $     50,668    $     96,039    $     27,627    $     60,617
    (961,419)       (123,505)       (774,621)       (369,959)        401,188         221,019         (16,513)        (10,049)

     935,012         232,326         898,986         851,192        (347,655)        365,531          14,626          55,883
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (28,399)         95,921          69,237         430,368         104,201         682,589          25,740         106,451
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


          82           2,500           9,750          11,205           4,175           4,767              --              --

          --           5,777         921,404          14,925         435,310         457,267         143,588          30,011
          (5)            (12)            (83)            (49)           (113)            (35)            (13)             (6)
      (5,934)        (47,143)       (532,077)       (194,455)       (995,926)       (352,632)       (167,367)        (50,598)

    (926,758)        (37,770)       (387,787)        (99,607)       (176,326)       (109,679)        (96,554)        (73,589)
          --           4,656         (12,107)         (7,112)        (34,030)        (27,761)             --          (7,899)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (932,615)        (71,992)           (900)       (275,093)       (766,910)        (28,073)       (120,346)       (102,081)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (961,014)         23,929          68,337         155,275        (662,709)        654,516         (94,606)          4,370



     961,014         937,085       3,786,365       3,631,090       7,622,022       6,967,506       1,173,207       1,168,837
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $    961,014    $  3,854,702    $  3,786,365    $  6,959,313    $  7,622,022    $  1,078,601    $  1,173,207
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                  SMITH
                                                                                    SMITH                         BARNEY
                                                     TRAVELERS                      BARNEY                    INTERNATIONAL
                                                      QUALITY                     AGGRESSIVE                     ALL CAP
                                                        BOND                        GROWTH                        GROWTH
                                                     PORTFOLIO                    PORTFOLIO                     PORTFOLIO
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   (55,607)   $   141,502    $   (75,385)   $   (84,684)   $        85    $      (114)
  Realized gain (loss) ..................            72         23,964         92,521         (4,135)           586            263
  Change in unrealized gain (loss)
    on investments ......................        64,194        (80,966)       596,882        685,356          4,340          4,186
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........         8,659         84,500        614,018        596,537          5,011          4,335
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........            --             --          9,906         75,648             --          1,905
  Participant transfers from other
    funding options .....................        43,031        140,810        423,345        880,403         15,732          5,366
  Administrative charges ................           (45)            (9)          (237)          (442)            --             --
  Contract surrenders ...................      (504,713)      (320,336)    (1,493,219)    (1,629,327)        (2,618)        (1,832)
  Participant transfers to other
    funding options .....................      (223,386)      (644,297)      (137,154)      (424,675)            --             --
  Other receipts/(payments) .............       (62,327)       (73,292)      (109,223)       (34,455)            --             --
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..      (747,440)      (897,124)    (1,306,582)    (1,132,848)        13,114          5,439
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets      (738,781)      (812,624)      (692,564)      (536,311)        18,125          9,774


NET ASSETS:
    Beginning of year ...................     4,427,389      5,240,013      7,266,088      7,802,399         33,351         23,577
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 3,688,608    $ 4,427,389    $ 6,573,524    $ 7,266,088    $    51,476    $    33,351
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                            SMITH
            SMITH                           BARNEY                          SMITH
            BARNEY                          LARGE                           BARNEY                        COMSTOCK
          LARGE CAP                     CAPITALIZATION                     MID CAP                      PORTFOLIO -
            VALUE                           GROWTH                           CORE                         CLASS II
          PORTFOLIO                       PORTFOLIO                       PORTFOLIO                        SHARES
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$        153    $        470    $     (2,500)   $     (1,475)   $     (2,634)   $     (4,211)   $     (2,232)   $     (1,604)
       2,457            (664)          2,862           4,382          32,663           6,857          22,179          11,816

       8,317           8,006           7,168          (5,225)         (2,337)         24,518          (7,821)         27,896
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      10,927           7,812           7,530          (2,318)         27,692          27,164          12,126          38,108
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


          --              --              --              --           1,500              --              --              --

     112,618          30,947          88,296          65,103          68,483          24,947         208,135          60,320
          --              (1)             (7)             (5)             --              (2)             (3)             (1)
     (59,195)        (16,186)        (53,359)        (32,597)         (7,976)        (14,086)        (32,425)        (21,895)

      (2,787)           (370)             --          (2,322)         (1,158)        (31,367)        (58,669)        (39,178)
          --              --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      50,636          14,390          34,930          30,179          60,849         (20,508)        117,038            (754)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      61,563          22,202          42,460          27,861          88,541           6,656         129,164          37,354



     107,102          84,900         153,942         126,081         326,401         319,745         291,137         253,783
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    168,665    $    107,102    $    196,402    $    153,942    $    414,942    $    326,401    $    420,301    $    291,137
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                    SMITH
                                                      EMERGING                      BARNEY
                                                       GROWTH                     SMALL CAP                    CONTRAFUND(R)
                                                    PORTFOLIO -                     GROWTH                     PORTFOLIO -
                                                      CLASS II                  OPPORTUNITIES                    INITIAL
                                                       SHARES                     PORTFOLIO                       CLASS
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $      (391)   $      (175)   $   (39,540)   $   (39,759)   $  (175,399)   $  (184,820)
  Realized gain (loss) ..................           801             (6)       337,630         43,412        930,516        323,995
  Change in unrealized gain (loss)
    on investments ......................         3,337            852       (201,431)       454,508      2,360,672      2,969,629
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........         3,747            671         96,659        458,161      3,115,789      3,108,804
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........            --             --         40,371          9,217         65,887         59,379
  Participant transfers from other
    funding options .....................        53,598             --        153,743        195,812        979,168      1,351,676
  Administrative charges ................            --             --           (112)          (111)        (1,315)        (1,610)
  Contract surrenders ...................       (12,330)            --       (649,031)      (468,192)    (5,002,543)    (6,926,481)
  Participant transfers to other
    funding options .....................        (1,853)            --        (82,304)      (229,404)      (539,216)    (1,504,020)
  Other receipts/(payments) .............            --             --             --        (10,197)       (48,628)      (137,896)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..        39,415             --       (537,333)      (502,875)    (4,546,647)    (7,158,952)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets        43,162            671       (440,674)       (44,714)    (1,430,858)    (4,050,148)


NET ASSETS:
    Beginning of year ...................        13,328         12,657      3,705,764      3,750,478     23,167,229     27,217,377
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $    56,490    $    13,328    $ 3,265,090    $ 3,705,764    $21,736,371    $23,167,229
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                           DYNAMIC
                                           CAPITAL
          CONTRAFUND(R)                  APPRECIATION                      EQUITY -
          PORTFOLIO -                    PORTFOLIO -                        INCOME                          GROWTH
            SERVICE                        SERVICE                       PORTFOLIO -                     PORTFOLIO -
            CLASS 2                        CLASS 2                      INITIAL CLASS                   INITIAL CLASS
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2005            2004            2005            2004            2005            2004            2005            2004
     ----            ----            ----            ----            ----            ----            ----            ----
$    (24,546)   $    (18,142)   $       (323)   $       (143)   $    129,146    $    132,802    $    (85,855)   $   (168,906)
      31,873          11,166             249              79         836,936         (26,000)     (1,476,628)     (1,849,903)

     273,738         211,464           4,435             918        (164,165)      2,037,850       2,097,218       2,307,412
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     281,065         204,488           4,361             854         801,917       2,144,652         534,735         288,603
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


          --              --              --              --          64,046          64,565          (3,290)        124,764

     582,443         225,977          12,372          11,944         509,017       1,305,571          30,207         199,715
         (24)             (7)             --              --          (1,061)         (1,472)         (1,051)         (1,386)
    (171,719)        (45,675)         (1,473)             --      (4,383,711)     (6,308,802)     (3,356,233)     (4,753,383)

     (69,149)        (90,929)             --          (1,258)       (433,301)       (403,565)     (1,299,720)       (490,354)
      (1,853)         (3,592)             --              --        (191,756)       (127,393)       (154,524)       (205,720)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     339,698          85,774          10,899          10,686      (4,436,766)     (5,471,096)     (4,784,611)     (5,126,364)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     620,763         290,262          15,260          11,540      (3,634,849)     (3,326,444)     (4,249,876)     (4,837,761)



   1,697,121       1,406,859          19,446           7,906      21,684,809      25,011,253      17,592,086      22,429,847
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  2,317,884    $  1,697,121    $     34,706    $     19,446    $ 18,049,960    $ 21,684,809    $ 13,342,210    $ 17,592,086
============    ============    ============    ============    ============    ============    ============    ============

                       See Notes to Financial Statements

                      FIRST CITICORP LIFE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                 STATEMENT OF CHANGES IN NET ASSETS - CONTINUED
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                    HIGH INCOME                     INDEX 500                     OVERSEAS
                                                    PORTFOLIO -                    PORTFOLIO -                  PORTFOLIO -
                                                   INITIAL CLASS                  INITIAL CLASS                INITIAL CLASS
                                            --------------------------    --------------------------    --------------------------
                                                2005           2004           2005           2004           2005           2004
                                                ----           ----           ----           ----           ----           ----
OPERATIONS:
  Net investment income (loss) ..........   $   631,951    $   523,190    $   247,198    $   123,664    $   (13,632)   $     8,056
  Realized gain (loss) ..................      (522,326)    (1,153,415)       329,064       (357,191)      (120,212)      (337,595)
  Change in unrealized gain (loss)
    on investments ......................       (53,257)     1,102,010        356,459      3,374,502        743,195        825,816
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from operations .........        56,368        471,785        932,721      3,140,975        609,351        496,277
                                            -----------    -----------    -----------    -----------    -----------    -----------

UNIT TRANSACTIONS:
  Participant purchase payments .........         4,915         37,401         14,294        124,738         54,884          5,761
  Participant transfers from other
    funding options .....................        41,525        174,045        682,280      1,102,917        236,919        315,608
  Administrative charges ................          (278)          (353)        (2,015)        (2,498)          (181)          (156)
  Contract surrenders ...................    (1,068,996)    (1,982,732)    (7,541,292)    (9,849,513)      (917,552)    (1,135,427)
  Participant transfers to other
    funding options .....................      (192,847)      (938,876)    (1,272,920)    (2,082,180)      (170,257)       (87,282)
  Other receipts/(payments) .............       (59,628)       (45,591)      (356,568)      (555,860)       (12,733)       (32,585)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets
      resulting from unit transactions ..    (1,275,309)    (2,756,106)    (8,476,221)   (11,262,396)      (808,920)      (934,081)
                                            -----------    -----------    -----------    -----------    -----------    -----------

    Net increase (decrease) in net assets    (1,218,941)    (2,284,321)    (7,543,500)    (8,121,421)      (199,569)      (437,804)


NET ASSETS:
    Beginning of year ...................     5,260,161      7,544,482     34,767,405     42,888,826      4,272,577      4,710,381
                                            -----------    -----------    -----------    -----------    -----------    -----------
    End of year .........................   $ 4,041,220    $ 5,260,161    $27,223,905    $34,767,405    $ 4,073,008    $ 4,272,577
                                            ===========    ===========    ===========    ===========    ===========    ===========

                       See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

On July 1, 2005, MetLife, Inc., a Delaware corporation ("MetLife"), acquired all of the outstanding shares of capital stock of certain indirect subsidiaries held by Citigroup Inc. ("Citigroup") including The Travelers Insurance Company, The Travelers Life and Annuity Company, certain other domestic insurance companies of Citigroup and substantially all of Citigroup's international insurance businesses.

Effective July 1, 2005, a reorganization of mutual funds within two trusts was implemented. As part of the acquisition, MetLife acquired The Travelers Series Trust while Citigroup retained the Travelers Series Fund, Inc. The AIM Capital Appreciation Portfolio, MFS Total Return Portfolio and Pioneer Strategic Income Portfolio were moved from the Travelers Series Fund, Inc. to The Travelers Series Trust.

First Citicorp Life Variable Annuity Separate Account ("Separate Account FCLIC") is a separate account of First Citicorp Life Insurance Company ("The Company"), an indirect wholly owned subsidiary of MetLife and is available for funding certain variable annuity contracts issued by the Company. Separate Account FCLIC, established on July 6, 1994, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Separate Account FCLIC are CitiVariable Annuity and CitiElite Annuity.

Participant purchase payments applied to Separate Account FCLIC are invested in one or more sub-accounts in accordance with the selection made by the contract owner. As of December 31, 2005, investments comprising Separate Account FCLIC were:

     High Yield Bond Trust, Massachusetts business trust, Affiliate of The
       Company
     Money Market Portfolio, Massachusetts business trust, Affiliate of The
       Company
     AIM Variable Insurance Funds, Delaware business trust
         AIM V.I. Basic Balanced Fund - Series I Shares (Formerly AIM V.I.
           Balanced Fund - Series I Shares)
         AIM V.I. Capital Appreciation Fund - Series I Shares
         AIM V.I. Core Equity Fund - Series I Shares
         AIM V.I. Government Securities Fund - Series I Shares
         AIM V.I. Growth Fund - Series I Shares
         AIM V.I. International Growth Fund - Series I Shares
         AIM V.I. Premier Equity Fund - Series I Shares
     AllianceBernstein Variable Product Series Fund, Inc., Maryland business trust
         AllianceBernstein Global Technology Portfolio - Class B (Formerly
           AllianceBernstein Technology Portfolio - Class B) AllianceBernstein Growth and Income Portfolio - Class B AllianceBernstein Large-Cap Growth Portfolio - Class B (Formerly
           AllianceBernstein Premier Growth Portfolio - Class B)
     Franklin Templeton Variable Insurance Products Trust, Massachusetts
       business trust
         Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
           (Formerly Franklin Small Cap Fund - Class 2 Shares)
         Templeton Foreign Securities Fund - Class 2 Shares
     Greenwich Street Series Fund, Massachusetts business trust, Affiliate of
       The Company
         Appreciation Portfolio
         Equity Index Portfolio - Class II Shares
         Fundamental Value Portfolio
     MFS Variable Insurance Trust, Massachusetts business trust
         MFS(R) Emerging Growth Series
         MFS(R) Money Market Series
         MFS(R) Research Bond Series (Formerly MFS(R) Bond Series)
         MFS(R) Research Series
         MFS(R) Strategic Income Series
         MFS(R) Total Return Series
     PIMCO Variable Insurance Trust, Massachusetts business trust
         Total Return Portfolio - Administrative Class
     Putnam Variable Trust, Massachusetts business trust
         Putnam VT International Equity Fund - Class IB Shares
         Putnam VT Small Cap Value Fund - Class IB Shares

     Salomon Brothers Variable Series Funds Inc., Maryland business trust
         All Cap Fund - Class I
         High Yield Bond Fund - Class I
         Investors Fund - Class I
         Total Return Fund - Class I
     Smith Barney Investment Series, Massachusetts business trust
         SB Government Portfolio - Class A
         Smith Barney Dividend Strategy Portfolio
         Smith Barney Growth and Income Portfolio
         Smith Barney Premier Selections All Cap Growth Portfolio
     The Travelers Series Trust, Massachusetts business trust, Affiliate of The
       Company
         AIM Capital Appreciation Portfolio
         Equity Income Portfolio
         Large Cap Portfolio
         Mercury Large Cap Core Portfolio (Formerly Merrill Lynch Large Cap Core
           Portfolio)
         MFS Mid Cap Growth Portfolio
         MFS Total Return Portfolio
         Pioneer Strategic Income Portfolio
         Travelers Quality Bond Portfolio
     Travelers Series Fund Inc., Maryland business trust
         Smith Barney Aggressive Growth Portfolio
         Smith Barney International All Cap Growth Portfolio
         Smith Barney Large Cap Value Portfolio
         Smith Barney Large Capitalization Growth Portfolio
         Smith Barney Mid Cap Core Portfolio
     Van Kampen Life Investment Trust, Delaware business trust
         Comstock Portfolio - Class II Shares
         Emerging Growth Portfolio - Class II Shares
     Variable Annuity Portfolios, Massachusetts business trust
         Smith Barney Small Cap Growth Opportunities Portfolio
     Variable Insurance Products Fund, Massachusetts business trust
         Contrafund(R) Portfolio - Initial Class
         Contrafund(R) Portfolio - Service Class 2
         Dynamic Capital Appreciation Portfolio - Service Class 2
         Equity - Income Portfolio - Initial Class
         Growth Portfolio - Initial Class
         High Income Portfolio - Initial Class
         Index 500 Portfolio - Initial Class
         Overseas Portfolio - Initial Class

Not all funds may be available in all states or to all contract owners.

This report is prepared for the general information of contract owners and is not an offer of units of Separate Account FCLIC or shares of Separate Account FCLIC's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for Separate Account FCLIC product(s) offered by The Company and the Prospectuses of the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Separate Account FCLIC in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value.

Security transactions are accounted for on the trade date. Income from dividends and realized gain (loss) distributions are recorded on the ex-distribution date.

Included in "other receipts/(payments)" in the Statement of Changes in Net Assets are primarily contract benefits which have been re-deposited with The Company and distributions for payouts.

The operations of Separate Account FCLIC form a part of the total operations of The Company and are not taxed separately. Separate Account FCLIC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the earnings of Separate Account FCLIC. Separate Account FCLIC is not taxed as a "regulated investment company" under Subchapter M of the Code.

In 2001, Separate Account FCLIC adopted the financial highlights disclosure recommended by the American Institute of Certified Public Accountants Audit Guide ("AICPA Guide") for Investment Companies. The AICPA Guide allows for the prospective application of this disclosure, which will ultimately display a five year period. It is comprised of the units, unit values, investment income ratio, expense ratios and total returns for each sub-account. Since each sub-account offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the sub-account for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation unit values:

      -     Mortality and Expense Risks assumed by The Company (M&E)
      -     Administrative fees paid for administrative expenses (ADM)

The table below displays separate account charges with their associated products offered in this Separate Account for each funding option:

----------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT                           FCLIC
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Asset-based Charges
                                                                                               -----------------------------------
                                                                                                                         Total
       Separate Account Charge (1)         Product                                                M&E         ADM        Charge
----------------------------------------------------------------------------------------------------------------------------------
Separate Account Charge 0.99%              CitiVariable Annuity Contracts (Applies to            0.84%       0.15%       0.99%
                                           contracts issued prior to February 1, 1999)

Separate Account Charge 1.40%              CitiElite Annuity Contracts                           1.25%       0.15%       1.40%

Separate Account Charge 1.40%              CitiVariable Annuity Contracts (Applies to            1.25%       0.15%       1.40%
                                           contracts issued on or after February 1, 1999)
----------------------------------------------------------------------------------------------------------------------------------
(1) Certain accumulation and annuity unit values may not be available through certain sub-accounts.
----------------------------------------------------------------------------------------------------------------------------------

Annual charges are assessed through the redemption of units in the accumulation phase and paid to the Company to cover contract administrative charges as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Product                                         Annual charge
-----------------------------------------------------------------------------------------------------------------------------------
CitiVariable Annuity Contracts                  $30  - waived if the contract value is at least $25,000 or if $2,500 has been added
                                                       ($2,000 for Qualified Contracts) to the contract in the last 12 months

CitiElite                                       $30 for all contracts
-----------------------------------------------------------------------------------------------------------------------------------

The Company will apply a withdrawal charge, assessed through the redemption of units, as a percentage of purchase payments withdrawn as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Product                                         Withdrawal/Surrender charge
-----------------------------------------------------------------------------------------------------------------------------------
CitiVariable Annuity Contracts                  Up to 7% decreasing to 0% in years 5 and later

CitiElite                                       Up to 7% decreasing to 0% in years 7 and later
-----------------------------------------------------------------------------------------------------------------------------------

In the annuity phase of the CitiElite product, if the Variable Liquidity Benefit is selected, a withdrawal charge will be applied to the amount withdrawn. The maximum charge is 7% decreasing to 0% in years eight and later and assessed through the redemption of units.

For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. PORTFOLIO MERGERS, SUBSTITUTIONS, AND/OR LIQUIDATIONS

Effective  February 25, 2005, The Travelers  Series Trust:  MFS Emerging  Growth
Portfolio was merged into The Travelers Series Trust: MFS Mid Cap Growth Portfolio.

5. STATEMENT OF INVESTMENTS                                                              FOR THE YEAR ENDED DECEMBER 31, 2005
                                                                              -----------------------------------------------------

INVESTMENTS                                                                      NO. OF        MARKET       COST OF       PROCEEDS
                                                                                 SHARES         VALUE      PURCHASES     FROM SALES
                                                                              -----------   -----------   -----------   -----------
High Yield Bond Trust (0.3%)
    Total (Cost $728,482)                                                          78,601   $   789,157   $    58,260   $   149,564
                                                                              -----------   -----------   -----------   -----------

MONEY MARKET PORTFOLIO (0.3%)
    Total (Cost $892,379)                                                         892,379       892,379       257,118       522,868
                                                                              -----------   -----------   -----------   -----------

AIM VARIABLE INSURANCE FUNDS (17.5%)
  AIM V.I. Basic Balanced Fund - Series I (Cost $14,791)                            1,474        16,201         3,441         1,337
  AIM V.I. Capital Appreciation Fund - Series I (Cost $7,871,553)                 322,620     7,962,257        67,781     2,556,830
  AIM V.I. Core Equity Fund - Series I (Cost $9,107,495)                          392,168     9,196,330       164,015     2,679,796
  AIM V.I. Government Securities Fund - Series I (Cost $4,697,089)                407,732     4,839,774       195,973     1,766,095
  AIM V.I. Growth Fund - Series I (Cost $4,285,368)                               168,686     2,909,830        13,269     1,108,839
  AIM V.I. International Growth Fund - Series I (Cost $6,596,993)                 325,359     7,538,573       212,585     1,793,103
  AIM V.I. Premier Equity Fund - Series I (Cost $17,194,751)                      640,906    14,305,012       145,966     4,794,140
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $49,768,040)                                                    2,258,945    46,767,977       803,030    14,700,140
                                                                              -----------   -----------   -----------   -----------

ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC. (0.5%)
  AllianceBernstein Global Technology Portfolio - Class B (Cost $1,876,786)        63,670       995,167        13,622       228,446
  AllianceBernstein Growth and Income Portfolio - Class B (Cost $164,105)           7,663       188,889        63,221        44,911
  AllianceBernstein Large-Cap Growth Portfolio - Class B (Cost $127,580)            5,487       145,617       173,614        53,565
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $2,168,471)                                                        76,820     1,329,673       250,457       326,922
                                                                              -----------   -----------   -----------   -----------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (2.1%)
  Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
    (Cost $1,870,997)                                                              80,793     1,644,954        37,569       399,518
  Templeton Foreign Securities Fund - Class 2 Shares (Cost $4,416,754)            261,703     4,087,805       352,435       510,305
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $6,287,751)                                                       342,496     5,732,759       390,004       909,823
                                                                              -----------   -----------   -----------   -----------

GREENWICH STREET SERIES FUND (4.4%)
  Appreciation Portfolio (Cost $6,633,990)                                        302,055     7,318,784       351,301     2,013,541
  Equity Index Portfolio - Class II Shares (Cost $3,777,769)                      114,182     3,471,138        55,946     1,054,330
  Fundamental Value Portfolio (Cost $799,266)                                      41,663       859,514       216,777       169,245
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $11,211,025)                                                      457,900    11,649,436       624,024     3,237,116
                                                                              -----------   -----------   -----------   -----------

MFS VARIABLE INSURANCE TRUST (15.4%)
  MFS(R) Emerging Growth Series (Cost $13,989,267)                                633,633    12,121,402        38,231     3,250,688
  MFS(R) Money Market Series (Cost $1,578,244)                                  1,578,244     1,578,244     1,453,687     2,099,113
  MFS(R) Research Bond Series (Cost $4,143,224)                                   365,119     4,239,031       351,183     1,690,512
  MFS(R) Research Series (Cost $8,605,243)                                        503,486     8,262,197        60,996     2,498,982
  MFS(R) Strategic Income Series (Cost $886,267)                                   85,849       913,438        92,692       319,678
  MFS(R) Total Return Series (Cost $12,108,994)                                   673,788    13,940,680     1,220,423     4,626,955
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $41,311,239)                                                    3,840,119    41,054,992     3,217,212    14,485,928
                                                                              -----------   -----------   -----------   -----------

PIMCO VARIABLE INSURANCE TRUST (0.6%)
  Total Return Portfolio - Administrative Class
    Total (Cost $1,684,499)                                                       164,121     1,680,604       330,366       328,129
                                                                              -----------   -----------   -----------   -----------

PUTNAM VARIABLE TRUST (0.1%)
  Putnam VT International Equity Fund - Class IB Shares (Cost $63,205)              4,793        77,937        45,783        16,696
  Putnam VT Small Cap Value Fund - Class IB Shares (Cost $181,338)                 10,652       244,244        84,824        30,739
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $244,543)                                                          15,445       322,181       130,607        47,435
                                                                              -----------   -----------   -----------   -----------

5. STATEMENT OF INVESTMENTS (CONTINUED)                                                  FOR THE YEAR ENDED DECEMBER 31, 2005
                                                                              -----------------------------------------------------

INVESTMENTS                                                                      NO. OF        MARKET       COST OF       PROCEEDS
                                                                                 SHARES         VALUE      PURCHASES     FROM SALES
                                                                              -----------   -----------   -----------   -----------
Salomon Brothers Variable Series Funds Inc. (7.1%)
  All Cap Fund - Class I (Cost $7,321,368)                                        509,755   $ 8,844,245   $   128,134   $ 1,586,883
  High Yield Bond Fund - Class I (Cost $1,167,043)                                125,752     1,192,132       235,497       416,363
  Investors Fund - Class I (Cost $5,740,986)                                      460,339     6,693,336       178,353     1,346,115
  Total Return Fund - Class I (Cost $1,981,630)                                   188,390     2,136,345        64,699       487,541
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $16,211,027)                                                    1,284,236    18,866,058       606,683     3,836,902
                                                                              -----------   -----------   -----------   -----------

SMITH BARNEY INVESTMENT SERIES (1.6%)
  SB Government Portfolio - Class A (Cost $963,168)                                89,156       978,929        47,838       163,324
  Smith Barney Dividend Strategy Portfolio (Cost $1,701,958)                      148,679     1,292,018        46,033       452,626
  Smith Barney Growth and Income Portfolio (Cost $846,740)                         84,011       825,823         6,506       106,314
  Smith Barney Premier Selections All Cap Growth Portfolio
    (Cost $1,173,972)                                                              92,491     1,191,278        11,890       213,822
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $4,685,838)                                                       414,337     4,288,048       112,267       936,086
                                                                              -----------   -----------   -----------   -----------

THE TRAVELERS SERIES TRUST (12.0%)
  AIM Capital Appreciation Portfolio (Cost $7,620,407)                            435,523     5,056,425        22,635     1,357,327
  Equity Income Portfolio (Cost $1,083,540)                                        68,843     1,217,145       148,267       217,045
  Large Cap Portfolio (Cost $9,662,756)                                           498,005     7,539,791        26,556     1,549,014
  Mercury Large Cap Core Portfolio (Cost $3,066,233)                              259,416     2,630,475         1,494       690,191
  MFS Emerging Growth Portfolio (Cost $0)                                              --            --            85       934,693
  MFS Mid Cap Growth Portfolio (Cost $6,319,075)                                  476,496     3,854,850       925,624       981,503
  MFS Total Return Portfolio (Cost $6,887,099)                                    423,332     6,959,580       879,723     1,266,879
  Pioneer Strategic Income Portfolio (Cost $1,162,708)                            115,610     1,078,643       182,340       275,018
  Travelers Quality Bond Portfolio (Cost $3,652,584)                              329,059     3,688,750        31,404       834,309
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $39,454,402)                                                    2,606,284    32,025,659     2,218,128     8,105,979
                                                                              -----------   -----------   -----------   -----------

TRAVELERS SERIES FUND INC. (2.8%)
  Smith Barney Aggressive Growth Portfolio (Cost $5,616,162)                      442,080     6,573,728       291,841     1,673,414
  Smith Barney International All Cap Growth Portfolio (Cost $40,221)                3,600        51,478        16,395         3,194
  Smith Barney Large Cap Value Portfolio (Cost $156,187)                            8,920       168,671       115,235        64,439
  Smith Barney Large Capitalization Growth Portfolio (Cost $175,069)               13,007       196,410        79,178        46,741
  Smith Barney Mid Cap Core Portfolio (Cost $348,250)                              29,059       414,958       101,186        12,940
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $6,335,889)                                                       496,666     7,405,245       603,835     1,800,728
                                                                              -----------   -----------   -----------   -----------

VAN KAMPEN LIFE INVESTMENT TRUST (0.2%)
  Comstock Portfolio - Class II Shares (Cost $362,758)                             30,792       420,317       223,510        97,907
  Emerging Growth Portfolio - Class II Shares (Cost $52,720)                        2,031        56,492        53,586        14,559
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $415,478)                                                          32,823       476,809       277,096       112,466
                                                                              -----------   -----------   -----------   -----------

VARIABLE ANNUITY PORTFOLIOS (1.2%)
  Smith Barney Small Cap Growth Opportunities Portfolio
    Total (Cost $3,239,817)                                                       301,217     3,265,196       492,438       752,015
                                                                              -----------   -----------   -----------   -----------

VARIABLE INSURANCE PRODUCTS FUND (33.9%)
  Contrafund(R) Portfolio - Initial Class (Cost $16,224,721)                      700,517    21,737,035       649,312     5,366,488
  Contrafund(R) Portfolio - Service Class 2 (Cost $1,822,854)                      75,529     2,317,973       531,370       215,809
  Dynamic Capital Appreciation Portfolio - Service Class 2 (Cost $28,671)           4,045        34,707        12,308         1,731
  Equity - Income Portfolio - Initial Class (Cost $16,888,185)                    708,140    18,050,492     1,324,879     4,890,658
  Growth Portfolio - Initial Class (Cost $16,274,474)                             395,924    13,342,631        96,757     4,966,802
  High Income Portfolio - Initial Class (Cost $5,722,034)                         654,998     4,041,338       738,933     1,382,172
  Index 500 Portfolio - Initial Class (Cost $25,149,666)                          191,886    27,224,732       972,363     9,200,560
  Overseas Portfolio - Initial Class (Cost $3,895,523)                            197,629     4,073,126       296,442     1,097,371
                                                                              -----------   -----------   -----------   -----------
    Total (Cost $86,006,128)                                                    2,928,668    90,822,034     4,622,364    27,121,591
                                                                              -----------   -----------   -----------   -----------

6. FINANCIAL HIGHLIGHTS

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
HIGH YIELD BOND TRUST                     2005        527           1.498       789          0.01           1.40             (0.07)
                                          2004        581           1.499       870          6.48           1.40               7.22
                                          2003        663           1.398       927          7.44           1.40              27.32
                                          2002        702           1.098       770         13.32           1.40               3.20
                                          2001        933           1.064       993          6.48           1.40               8.02

MONEY MARKET PORTFOLIO                    2005        813           1.099       894          2.80           1.40               1.48
                                          2004      1,070           1.083     1,159          0.98           1.40             (0.37)
                                          2003      1,574           1.087     1,712          0.80           1.40             (0.64)
                                          2002      3,007           1.094     3,291          1.38           1.40                  -
                                          2001      3,340           1.094     3,656          3.48           1.40               2.24
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund -
    Series I                              2005         17           0.949        16          1.49           1.40               3.83
                                          2004         15           0.914        13          1.45           1.40               6.03
                                          2003          9           0.862         7          2.08           1.40              14.63
                                          2002          8           0.752         6          3.38           1.40            (18.26)
                                          2001          4           0.920         4          1.72           1.40               4.19

  AIM V.I. Capital Appreciation Fund -
    Series I                              2005      3,872   1.994 - 2.065     7,962          0.06    0.99 - 1.40        7.32 - 7.72
                                          2004      5,142   1.858 - 1.917     9,811             -    0.99 - 1.40        5.15 - 5.62
                                          2003      7,148   1.767 - 1.815    12,915             -    0.99 - 1.40      27.67 - 28.18
                                          2002      9,160   1.384 - 1.416    12,920             -    0.99 - 1.40  (25.39) - (25.08)
                                          2001     11,674   1.855 - 1.890    22,005             -    0.99 - 1.40  (24.38) - (24.04)

  AIM V.I. Core Equity Fund - Series I    2005      6,232   1.437 - 1.488     9,196          1.38    0.99 - 1.40        3.83 - 4.27
                                          2004      8,028   1.384 - 1.427    11,360          0.87    0.99 - 1.40        7.45 - 7.86
                                          2003     10,704   1.288 - 1.323    14,040          0.95    0.99 - 1.40      22.67 - 23.18
                                          2002     13,265   1.050 - 1.074    14,149          0.29    0.99 - 1.40  (16.73) - (16.36)
                                          2001     17,201   1.261 - 1.284    21,984          0.04    0.99 - 1.40  (23.90) - (23.62)

  AIM V.I. Government Securities Fund -
    Series I                              2005      3,468   1.368 - 1.407     4,840          2.83    0.99 - 1.40        0.22 - 0.64
                                          2004      4,664   1.365 - 1.398     6,477          2.79    0.99 - 1.40        1.19 - 1.53
                                          2003      8,633   1.349 - 1.377    11,792          1.82    0.99 - 1.40      (0.37) - 0.07
                                          2002     13,805   1.354 - 1.376    18,889          1.99    0.99 - 1.40        8.06 - 8.52
                                          2001     13,288   1.253 - 1.268    16,776          3.14    0.99 - 1.40        4.94 - 5.40

  AIM V.I. Growth Fund - Series I         2005      2,630   1.084 - 1.122     2,910             -    0.99 - 1.40        6.07 - 6.45
                                          2004      3,639   1.022 - 1.054     3,787             -    0.99 - 1.40        6.68 - 7.11
                                          2003      4,951   0.958 - 0.984     4,813             -    0.99 - 1.40      29.46 - 29.99
                                          2002      5,998   0.740 - 0.757     4,500             -    0.99 - 1.40  (31.92) - (31.68)
                                          2001      7,867   1.087 - 1.108     8,655          0.19    0.99 - 1.40  (34.83) - (34.52)

  AIM V.I. International Growth Fund -
    Series I                              2005      4,895   1.497 - 1.550     7,538          0.63    0.99 - 1.40      16.32 - 16.72
                                          2004      6,038   1.287 - 1.328     7,967          0.59    0.99 - 1.40      22.22 - 22.85
                                          2003      7,934   1.053 - 1.081     8,528          0.51    0.99 - 1.40      27.33 - 27.78
                                          2002      9,925   0.827 - 0.846     8,358          0.49    0.99 - 1.40  (16.88) - (16.49)
                                          2001     13,399   0.995 - 1.013    13,529          0.28    0.99 - 1.40  (24.56) - (24.35)

  AIM V.I. Premier Equity Fund -
    Series I                              2005     11,714   0.644 - 1.373    14,305          0.76    0.99 - 1.40        4.17 - 4.65
                                          2004     15,580   0.618 - 1.312    18,284          0.41    0.99 - 1.40        4.26 - 4.71
                                          2003     20,857   0.592 - 1.253    23,737          0.29    0.99 - 1.40      23.33 - 23.94
                                          2002     26,284   0.480 - 1.011    24,371          0.29    0.99 - 1.40  (31.23) - (30.99)
                                          2001     34,360   0.698 - 1.465    46,060          0.12    0.99 - 1.40  (13.83) - (13.42)

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
ALLIANCEBERNSTEIN VARIABLE PRODUCT
SERIES FUND, INC.
  AllianceBernstein Global Technology
    Portfolio - Class B                   2005      2,421           0.411       995             -           1.40               2.24
                                          2004      2,929           0.402     1,178             -           1.40               3.61
                                          2003      3,138           0.388     1,218             -           1.40              41.61
                                          2002      3,553           0.274       973             -           1.40            (42.56)
                                          2001      4,368           0.477     2,084             -           1.40            (26.50)
  AllianceBernstein Growth and Income
    Portfolio - Class B                   2005        179           1.056       189          1.28           1.40               3.13
                                          2004        161           1.024       165          0.65           1.40               9.75
                                          2003        100           0.933        93          0.94           1.40              30.31
                                          2002         91           0.716        65          0.50           1.40            (23.34)
                                          2001          8           0.934         7             -           1.40             (4.79)
  AllianceBernstein Large-Cap Growth
    Portfolio - Class B                   2005        167           0.872       146             -           1.40              13.25
                                          2004          7           0.770         6             -           1.40               6.80
                                          2003          7           0.721         5             -           1.40              21.59
                                          2002          7           0.593         4             -           1.40            (31.76)
                                          2001          2           0.869         2             -           1.40               0.93
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
  Franklin Small-Mid Cap Growth
    Securities Fund - Class 2 Shares      2005      1,377           1.195     1,645             -           1.40               3.37
                                          2004      1,678           1.156     1,942             -           1.40               9.89
                                          2003      1,805           1.052     1,900             -           1.40              35.39
                                          2002      2,007           0.777     1,561          0.25           1.40            (29.68)
                                          2001      2,355           1.105     2,605          0.38           1.40            (16.48)
  Templeton Foreign Securities Fund -
    Class 2 Shares                        2005      3,337           1.225     4,088          1.18           1.40               8.60
                                          2004      3,463           1.128     3,909          1.07           1.40              16.89
                                          2003      3,584           0.965     3,461          1.76           1.40              30.41
                                          2002      4,192           0.740     3,105          1.63           1.40            (19.65)
                                          2001      5,705           0.921     5,261          3.00           1.40            (17.25)
GREENWICH STREET SERIES FUND
  Appreciation Portfolio                  2005      6,584   1.095 - 1.117     7,319          0.79    0.99 - 1.40        2.82 - 3.33
                                          2004      8,100   1.065 - 1.081     8,733          1.04    0.99 - 1.40        7.36 - 7.67
                                          2003      9,473   0.992 - 1.004     9,486          0.64    0.99 - 1.40      22.77 - 23.34
                                          2002     10,533   0.808 - 0.814     8,562          1.39    0.99 - 1.40  (18.63) - (18.36)
                                          2001     12,218   0.993 - 0.997    12,175          1.14    0.99 - 1.40    (4.43) - (4.13)

  Equity Index Portfolio - Class II
    Shares                                2005      1,169           2.969     3,471          1.14           1.40               2.77
                                          2004      1,512           2.889     4,367          1.31           1.40               8.73
                                          2003      1,675           2.657     4,450          0.98           1.40              25.98
                                          2002      1,942           2.109     4,097          1.66           1.40            (23.48)
                                          2001      2,370           2.756     6,530          0.69           1.40            (13.58)

  Fundamental Value Portfolio             2005        793           1.084       859          0.99           1.40               3.34
                                          2004        794           1.049       833          0.73           1.40               6.71
                                          2003        607           0.983       597          0.78           1.40              36.72
                                          2002        372           0.719       268          1.06           1.40            (22.44)
                                          2001        287           0.927       266          0.14           1.40             (7.58)

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
MFS VARIABLE INSURANCE TRUST
  MFS(R) Emerging Growth Series           2005      8,408   1.402 - 1.452    12,121             -    0.99 - 1.40        7.68 - 8.12
                                          2004     10,737   1.302 - 1.343    14,322             -    0.99 - 1.40      11.38 - 11.82
                                          2003     14,257   1.169 - 1.201    17,011             -    0.99 - 1.40      28.46 - 29.00
                                          2002     17,285   0.910 - 0.931    16,016             -    0.99 - 1.40  (34.72) - (34.44)
                                          2001     22,782   1.394 - 1.420    32,227             -    0.99 - 1.40  (34.40) - (34.14)

  MFS(R) Money Market Series              2005      1,231   1.250 - 1.286     1,578          2.64    0.99 - 1.40        1.30 - 1.74
                                          2004      1,764   1.234 - 1.264     2,224          0.73    0.99 - 1.40    (0.56) - (0.24)
                                          2003      3,215   1.241 - 1.267     4,059          0.64    0.99 - 1.40    (0.80) - (0.31)
                                          2002     10,441   1.251 - 1.271    13,252          1.31    0.99 - 1.40      (0.16) - 0.24
                                          2001     13,432   1.253 - 1.268    17,001          3.48    0.99 - 1.40        2.29 - 2.76

  MFS(R) Research Bond Series             2005      2,683   1.548 - 1.593     4,239          5.48    0.99 - 1.40        0.06 - 0.50
                                          2004      3,700   1.547 - 1.585     5,826          6.37    0.99 - 1.40        4.60 - 5.04
                                          2003      5,435   1.479 - 1.509     8,149          5.89    0.99 - 1.40        7.88 - 8.25
                                          2002      6,844   1.371 - 1.394     9,496          6.06    0.99 - 1.40        7.36 - 7.89
                                          2001      7,853   1.277 - 1.292    10,117          6.06    0.99 - 1.40        7.22 - 7.58

  MFS(R) Research Series                  2005      5,790   1.384 - 1.433     8,262          0.49    0.99 - 1.40        6.30 - 6.70
                                          2004      7,552   1.302 - 1.343    10,098          1.13    0.99 - 1.40      14.31 - 14.79
                                          2003     10,361   1.139 - 1.170    12,070          0.68    0.99 - 1.40      22.87 - 23.42
                                          2002     12,971   0.927 - 0.948    12,252          0.28    0.99 - 1.40  (25.54) - (25.30)
                                          2001     17,668   1.245 - 1.269    22,357          0.01    0.99 - 1.40  (22.38) - (22.00)

  MFS(R) Strategic Income Series          2005        597   1.493 - 1.536       913          7.51    0.99 - 1.40        0.47 - 0.92
                                          2004        794   1.486 - 1.522     1,206          5.59    0.99 - 1.40        6.22 - 6.66
                                          2003        909   1.399 - 1.427     1,295          5.63    0.99 - 1.40        8.87 - 9.26
                                          2002      1,143   1.285 - 1.306     1,491          4.08    0.99 - 1.40        6.91 - 7.31
                                          2001      1,633   1.202 - 1.217     1,985          3.75    0.99 - 1.40        3.26 - 3.75

  MFS(R) Total Return Series              2005      7,690   1.776 - 1.827    13,940          2.10    0.99 - 1.40        1.37 - 1.78
                                          2004     10,061   1.752 - 1.795    17,934          1.77    0.99 - 1.40       9.77 - 10.26
                                          2003     14,018   1.596 - 1.628    22,668          1.80    0.99 - 1.40      14.74 - 15.13
                                          2002     17,686   1.391 - 1.414    24,891          1.73    0.99 - 1.40    (6.52) - (6.11)
                                          2001     20,833   1.488 - 1.506    31,265          2.21    0.99 - 1.40    (1.13) - (0.73)
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio -
    Administrative Class                  2005      1,368           1.228     1,681          3.39           1.40               0.99
                                          2004      1,417           1.216     1,723          1.89           1.40               3.49
                                          2003      1,353           1.175     1,591          2.88           1.40               3.52
                                          2002      1,297           1.135     1,472          4.04           1.40               7.58
                                          2001        103           1.055       108          1.76           1.40               2.53
PUTNAM VARIABLE TRUST
  Putnam VT International Equity Fund -
    Class IB Shares                       2005         69           1.126        78          1.01           1.40              10.61
                                          2004         40           1.018        41          1.47           1.40              14.64
                                          2003         35           0.888        31          0.89           1.40              26.68
                                          2002         32           0.701        22          0.05           1.40            (18.39)
  Putnam VT Small Cap Value Fund -
    Class IB Shares                       2005        142           1.721       244          0.17           1.40               5.58
                                          2004        113           1.630       184          0.34           1.40              24.43
                                          2003        106           1.310       139          0.34           1.40              47.52
                                          2002         98           0.888        87          0.12           1.40            (19.35)
                                          2001         26           1.101        29             -           1.40               1.94

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
  All Cap Fund - Class I                  2005      6,124           1.444     8,844          0.83           1.40               2.56
                                          2004      7,137           1.408    10,046          0.53           1.40               6.83
                                          2003      7,582           1.318     9,993          0.25           1.40              37.15
                                          2002      8,704           0.961     8,367          0.38           1.40            (26.13)
                                          2001     10,639           1.301    13,838          0.65           1.40               0.46

  High Yield Bond Fund - Class I          2005        782           1.525     1,192          5.54           1.40               2.42
                                          2004        950           1.489     1,414          6.40           1.40               9.49
                                          2003        987           1.360     1,341          6.06           1.40              22.52
                                          2002      1,221           1.110     1,356          7.01           1.40               5.82
                                          2001      1,404           1.049     1,473          7.55           1.40               3.66

  Investors Fund - Class I                2005      5,430           1.233     6,693          1.12           1.40               5.12
                                          2004      6,400           1.173     7,509          1.45           1.40               8.81
                                          2003      6,762           1.078     7,289          1.39           1.40              30.51
                                          2002      7,618           0.826     6,293          1.04           1.40            (24.15)
                                          2001      9,331           1.089    10,158          0.67           1.40             (5.47)

  Total Return Fund - Class I             2005      1,833           1.165     2,136          1.84           1.40               1.84
                                          2004      2,227           1.144     2,547          1.78           1.40               7.22
                                          2003      2,486           1.067     2,651          1.58           1.40              14.36
                                          2002      2,826           0.933     2,637          1.27           1.40             (8.17)
                                          2001      3,547           1.016     3,604          1.87           1.40             (2.21)
SMITH BARNEY INVESTMENT SERIES
  SB Government Portfolio - Class A       2005        785           1.247       979          4.31           1.40               0.08
                                          2004        902           1.246     1,124          3.72           1.40               1.63
                                          2003        989           1.226     1,213          2.69           1.40             (0.65)
                                          2002      1,240           1.234     1,530          2.22           1.40               6.38
                                          2001      1,413           1.160     1,639             -           1.40               4.41

  Smith Barney Dividend Strategy
    Portfolio                             2005      1,556           0.830     1,292          1.73           1.40             (1.66)
                                          2004      2,051           0.844     1,730          0.92           1.40               1.93
                                          2003      2,203           0.828     1,824          0.42           1.40              21.76
                                          2002      2,554           0.680     1,736          0.56           1.40            (27.04)
                                          2001      3,095           0.932     2,883             -           1.40            (15.66)

  Smith Barney Growth and Income
    Portfolio                             2005        879           0.940       826          0.76           1.40               2.40
                                          2004        983           0.918       902          1.08           1.40               6.74
                                          2003      1,090           0.860       937          0.57           1.40              28.36
                                          2002      1,229           0.670       823          0.64           1.40            (23.25)
                                          2001      1,720           0.873     1,501             -           1.40            (12.00)
  Smith Barney Premier Selections All
    Cap Growth Portfolio                  2005      1,001           1.190     1,191          0.12           1.40               4.85
                                          2004      1,160           1.135     1,317             -           1.40               1.43
                                          2003      1,224           1.119     1,370             -           1.40              32.43
                                          2002      1,444           0.845     1,220          0.05           1.40            (27.84)
                                          2001      1,757           1.171     2,057             -           1.40            (15.33)

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
THE TRAVELERS SERIES TRUST
  AIM Capital Appreciation Portfolio      2005      5,067           0.998     5,056          0.21           1.40               7.20
                                          2004      6,451           0.931     5,998          0.13           1.40               5.08
                                          2003      7,050           0.886     6,242             -           1.40              27.48
                                          2002      8,004           0.695     5,558             -           1.40            (24.95)
                                          2001     10,399           0.926     9,622             -           1.40            (24.84)

  Equity Income Portfolio                 2005        990           1.229     1,217             -           1.40               3.02
                                          2004      1,047           1.193     1,249          1.50           1.40               8.36
                                          2003        864           1.101       951          0.99           1.40              29.38
                                          2002        794           0.851       676          0.94           1.40            (15.15)
                                          2001      1,019           1.003     1,022          1.11           1.40             (7.90)

  Large Cap Portfolio                     2005      8,495           0.888     7,540             -           1.40               7.25
                                          2004     10,192           0.828     8,440          0.77           1.40               5.08
                                          2003     11,402           0.788     8,989          0.38           1.40              22.93
                                          2002     12,856           0.641     8,245          0.43           1.40            (23.87)
                                          2001     15,963           0.842    13,447          0.43           1.40            (18.49)

  Mercury Large Cap Core Portfolio        2005      2,751           0.956     2,630             -           1.40              10.39
                                          2004      3,483           0.866     3,015          0.52           1.40              14.40
                                          2003      4,020           0.757     3,044          0.67           1.40              19.40
                                          2002      4,535           0.634     2,874          0.54           1.40            (26.19)
                                          2001      5,464           0.859     4,692          0.04           1.40            (23.51)

  MFS Mid Cap Growth Portfolio            2005      3,879           0.994     3,855             -           1.40               1.64
                                          2004      3,872           0.978     3,786             -           1.40              12.54
                                          2003      4,178           0.869     3,631             -           1.40              35.15
                                          2002      4,610           0.643     2,965             -           1.40            (49.57)
                                          2001      5,758           1.275     7,340             -           1.40            (24.73)

  MFS Total Return Portfolio              2005      5,191           1.341     6,959          2.11           1.40               1.51
                                          2004      5,773           1.321     7,622          2.75           1.40               9.90
                                          2003      5,800           1.202     6,968          2.25           1.40              14.91
                                          2002      6,556           1.046     6,854          5.50           1.40             (6.52)
                                          2001      7,478           1.119     8,368          2.85           1.40             (1.41)

  Pioneer Strategic Income Portfolio      2005        770           1.401     1,079          3.83           1.40               2.26
                                          2004        856           1.370     1,173          6.59           1.40               9.34
                                          2003        933           1.253     1,169          7.94           1.40              17.87
                                          2002      1,195           1.063     1,270         22.25           1.40               4.42
                                          2001      1,343           1.018     1,367          7.87           1.40               2.83

  Travelers Quality Bond Portfolio        2005      2,927           1.260     3,689             -           1.40               0.24
                                          2004      3,521           1.257     4,427          4.31           1.40               1.86
                                          2003      4,245           1.234     5,240          4.75           1.40               5.47
                                          2002      4,552           1.170     5,326          7.44           1.40               4.28
                                          2001      4,803           1.122     5,387          3.56           1.40               5.65

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
TRAVELERS SERIES FUND INC.
  Smith Barney Aggressive Growth
    Portfolio                             2005      5,921   1.096 - 1.118     6,574             -    0.99 - 1.40      10.04 - 10.58
                                          2004      7,223   0.996 - 1.011     7,266             -    0.99 - 1.40        8.50 - 8.83
                                          2003      8,431   0.918 - 0.929     7,802             -    0.99 - 1.40      32.66 - 33.09
                                          2002      9,286   0.692 - 0.698     6,464             -    0.99 - 1.40  (33.59) - (33.27)
                                          2001      9,224   1.042 - 1.046     9,642             -    0.99 - 1.40    (3.34) - (2.97)
  Smith Barney International All Cap
    Growth Portfolio                      2005         55           0.931        51          1.60           1.40              10.18
                                          2004         39           0.845        33          1.00           1.40              16.23
                                          2003         32           0.727        24          2.44           1.40              25.56

  Smith Barney Large Cap Value
    Portfolio                             2005        173           0.972       169          1.48           1.40               4.97
                                          2004        116           0.926       107          1.84           1.40               9.07
                                          2003        100           0.849        85          1.95           1.40              25.96
                                          2002         84           0.674        56          4.08           1.40            (26.50)
                                          2001         80           0.917        73             -           1.40               1.55
  Smith Barney Large Capitalization
    Growth Portfolio                      2005        192           1.023       196          0.13           1.40               3.75
                                          2004        156           0.986       154          0.38           1.40             (1.00)
                                          2003        127           0.996       126          0.04           1.40              45.61
                                          2002         21           0.684        15          0.80           1.40            (14.71)

  Smith Barney Mid Cap Core Portfolio     2005        370           1.121       415          0.68           1.40               6.76
                                          2004        311           1.050       326             -           1.40               8.92
                                          2003        332           0.964       320             -           1.40              27.85
                                          2002        372           0.754       280          0.11           1.40            (20.21)
                                          2001         88           0.945        83             -           1.40             (5.59)
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio - Class II Shares    2005        374           1.123       420          0.81           1.40               2.65
                                          2004        266           1.094       291          0.78           1.40              15.89
                                          2003        269           0.944       254          0.76           1.40              28.96
                                          2002        212           0.732       156          0.23           1.40            (20.61)
                                          2001         32           0.922        29             -           1.40             (7.52)

  Emerging Growth Portfolio - Class II
    Shares                                2005         74           0.764        56          0.01           1.40               6.11
                                          2004         19           0.720        13             -           1.40               5.26
                                          2003         19           0.684        13             -           1.40              25.27
                                          2002         14           0.546         8             -           1.40            (29.64)
VARIABLE ANNUITY PORTFOLIOS
  Smith Barney Small Cap Growth
    Opportunities Portfolio               2005      2,083   1.527 - 1.581     3,265             -    0.99 - 1.40        3.46 - 3.81
                                          2004      2,454   1.476 - 1.523     3,706          0.07    0.99 - 1.40      13.94 - 14.51
                                          2003      2,839   1.295 - 1.330     3,750             -    0.99 - 1.40      39.98 - 40.59
                                          2002      3,007   0.925 - 0.946     2,833             -    0.99 - 1.40  (26.70) - (26.38)
                                          2001      3,652   1.262 - 1.286     4,687             -    0.99 - 1.40  (17.35) - (17.10)
VARIABLE INSURANCE PRODUCTS FUND
  Contrafund(R) Portfolio - Initial
    Class                                 2005      9,462   2.243 - 2.322    21,736          0.31    0.99 - 1.40      15.32 - 15.75
                                          2004     11,662   1.945 - 2.006    23,167          0.37    0.99 - 1.40      13.88 - 14.37
                                          2003     15,655   1.708 - 1.754    27,217          0.49    0.99 - 1.40      26.71 - 27.19
                                          2002     19,221   1.348 - 1.379    26,329          0.89    0.99 - 1.40  (10.61) - (10.22)
                                          2001     23,483   1.508 - 1.536    35,895          0.85    0.99 - 1.40  (13.48) - (13.12)

                                                                                                       EXPENSE          TOTAL
                                          YEAR               UNIT VALUE       NET     INVESTMENT(1)    RATIO(2)       RETURN(3)
                                         ENDED      UNITS     LOWEST TO     ASSETS       INCOME       LOWEST TO       LOWEST TO
                                         DEC 31    (000S)    HIGHEST ($)    ($000S)     RATIO (%)    HIGHEST (%)     HIGHEST (%)
                                         ------    ------   -------------   -------   -------------  -----------  -----------------
VARIABLE INSURANCE PRODUCTS FUND (CONTINUED)
  Contrafund(R) Portfolio - Service
    Class 2                               2005      1,951           1.188     2,318          0.12           1.40              15.00
                                          2004      1,643           1.033     1,697          0.20           1.40              13.52
                                          2003      1,547           0.910     1,407          0.30           1.40              26.39
                                          2002      1,505           0.720     1,083          0.76           1.40            (10.78)
                                          2001      1,714           0.807     1,384          0.73           1.40            (13.69)
  Dynamic Capital Appreciation
    Portfolio - Service Class 2           2005         30           1.154        35             -           1.40              19.09
                                          2004         20           0.969        19             -           1.40             (0.21)
                                          2003          8           0.971         8             -           1.40               8.98

  Equity - Income Portfolio - Initial
    Class                                 2005     10,363   1.694 - 1.755    18,050          1.74    0.99 - 1.40        4.37 - 4.84
                                          2004     13,041   1.623 - 1.674    21,685          1.66    0.99 - 1.40       9.96 - 10.42
                                          2003     16,608   1.476 - 1.516    25,011          1.94    0.99 - 1.40      28.57 - 29.02
                                          2002     20,973   1.148 - 1.175    24,523          1.88    0.99 - 1.40  (18.12) - (17.72)
                                          2001     25,931   1.402 - 1.428    36,916          1.82    0.99 - 1.40    (6.28) - (5.93)

  Growth Portfolio - Initial Class        2005      5,703   2.291 - 2.372    13,342          0.56    0.99 - 1.40        4.33 - 4.72
                                          2004      7,859   2.196 - 2.265    17,592          0.29    0.99 - 1.40        1.95 - 2.40
                                          2003     10,251   2.154 - 2.212    22,430          0.28    0.99 - 1.40      31.02 - 31.51
                                          2002     12,273   1.644 - 1.682    20,461          0.28    0.99 - 1.40  (31.10) - (30.78)
                                          2001     16,048   2.386 - 2.430    38,736          0.09    0.99 - 1.40  (18.79) - (18.48)

  High Income Portfolio - Initial Class   2005      3,687   1.071 - 1.102     4,041         14.91    0.99 - 1.40        1.32 - 1.75
                                          2004      4,878   1.057 - 1.083     5,260          9.25    0.99 - 1.40        8.08 - 8.52
                                          2003      7,605   0.978 - 0.998     7,544          7.51    0.99 - 1.40      25.38 - 26.01
                                          2002      9,096   0.780 - 0.792     7,178         11.51    0.99 - 1.40        2.09 - 2.33
                                          2001     11,394   0.764 - 0.774     8,792         13.64    0.99 - 1.40  (12.98) - (12.54)

  Index 500 Portfolio - Initial Class     2005     16,897   1.572 - 1.628    27,224          1.93    0.99 - 1.40        3.35 - 3.83
                                          2004     22,378   1.521 - 1.568    34,767          1.45    0.99 - 1.40        9.11 - 9.50
                                          2003     30,212   1.394 - 1.432    42,889          1.59    0.99 - 1.40      26.61 - 27.18
                                          2002     37,620   1.101 - 1.126    42,087          1.46    0.99 - 1.40  (23.33) - (23.03)
                                          2001     49,119   1.436 - 1.463    71,501          1.24    0.99 - 1.40  (13.34) - (12.97)

  Overseas Portfolio - Initial Class      2005      2,577   1.535 - 1.590     4,073          0.71    0.99 - 1.40      17.35 - 17.87
                                          2004      3,184   1.308 - 1.349     4,273          1.25    0.99 - 1.40      12.08 - 12.51
                                          2003      3,948   1.167 - 1.199     4,710          0.93    0.99 - 1.40      41.45 - 42.06
                                          2002      5,673   0.825 - 0.844     4,774          0.86    0.99 - 1.40  (21.43) - (21.12)
                                          2001      7,397   1.050 - 1.070     7,895          5.81    0.99 - 1.40  (22.28) - (21.90)

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

7. SCHEDULE OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                 AIM V.I.
                                                        HIGH                                                      BASIC
                                                       YIELD                           MONEY                     BALANCED
                                                        BOND                          MARKET                      FUND -
                                                       TRUST                        PORTFOLIO                    SERIES I
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
AAccumulation units beginning of year .....       580,581        663,301      1,069,782      1,573,792         14,658          8,661
Accumulation units purchased and
  transferred from other funding options .        25,501         19,728        144,185        102,934          3,633          7,411
Accumulation units redeemed and
  transferred to other funding options ...       (79,230)      (102,448)      (400,476)      (606,944)        (1,231)        (1,414)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       526,852        580,581        813,491      1,069,782         17,060         14,658
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                      AIM V.I.                      AIM V.I.                     AIM V.I.
                                                      CAPITAL                         CORE                      GOVERNMENT
                                                    APPRECIATION                     EQUITY                     SECURITIES
                                                       FUND -                        FUND -                       FUND -
                                                      SERIES I                      SERIES I                     SERIES I
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     5,142,344      7,147,839      8,027,574     10,704,118      4,664,247      8,632,825
Accumulation units purchased and
  transferred from other funding options .        54,371         95,015         58,943         96,553         16,822         62,377
Accumulation units redeemed and
  transferred to other funding options ...    (1,324,311)    (2,100,510)    (1,854,657)    (2,773,097)    (1,213,179)    (4,030,955)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     3,872,404      5,142,344      6,231,860      8,027,574      3,467,890      4,664,247
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                                    AIM V.I.                     AIM V.I.
                                                      AIM V.I.                   INTERNATIONAL                   PREMIER
                                                      GROWTH                        GROWTH                       EQUITY
                                                       FUND -                        FUND -                       FUND -
                                                      SERIES I                      SERIES I                     SERIES I
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     3,638,518      4,951,262      6,038,298      7,934,070     15,580,354     20,857,249
Accumulation units purchased and
  transferred from other funding options .        15,175         82,709        135,084        186,181         50,249        145,968
Accumulation units redeemed and
  transferred to other funding options ...    (1,023,807)    (1,395,453)    (1,278,405)    (2,081,953)    (3,916,564)    (5,422,863)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     2,629,886      3,638,518      4,894,977      6,038,298     11,714,039     15,580,354
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                  ALLIANCEBERNSTEIN              ALLIANCEBERNSTEIN           ALLIANCEBERNSTEIN
                                                       GLOBAL                       GROWTH AND                  LARGE-CAP
                                                     TECHNOLOGY                       INCOME                      GROWTH
                                                    PORTFOLIO -                    PORTFOLIO -                 PORTFOLIO -
                                                      CLASS B                        CLASS B                     CLASS B
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     2,929,209      3,137,903        160,700         99,615          7,327          7,327
Accumulation units purchased and
  transferred from other funding options .        42,541         61,871         69,613         66,467        227,642             --
Accumulation units redeemed and
  transferred to other funding options ...      (551,042)      (270,565)       (51,433)        (5,382)       (68,071)            --
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     2,420,708      2,929,209        178,880        160,700        166,898          7,327
                                             ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (CONTINUED)

                                                      FRANKLIN
                                                     SMALL-MID
                                                        CAP                        TEMPLETON
                                                       GROWTH                       FOREIGN
                                                     SECURITIES                    SECURITIES
                                                       FUND -                        FUND -
                                                      CLASS 2                        CLASS 2                   APPRECIATION
                                                       SHARES                        SHARES                      PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     1,678,015      1,804,874      3,463,450      3,584,444      8,099,964      9,473,460
Accumulation units purchased and
  transferred from other funding options .        36,957         51,346        308,693        162,317        434,449        897,117
Accumulation units redeemed and
  transferred to other funding options ...      (338,328)      (178,205)      (435,486)      (283,311)    (1,950,736)    (2,270,613)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     1,376,644      1,678,015      3,336,657      3,463,450      6,583,677      8,099,964
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                     EQUITY
                                                      INDEX                                                       MFS(R)
                                                    PORTFOLIO -                   FUNDAMENTAL                    EMERGING
                                                     CLASS II                        VALUE                        GROWTH
                                                      SHARES                       PORTFOLIO                      SERIES
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     1,512,016      1,674,934        793,655        607,296     10,736,659     14,256,559
Accumulation units purchased and
  transferred from other funding options .         9,539         34,933        144,273        267,858         13,223         67,043
Accumulation units redeemed and
  transferred to other funding options ...      (352,423)      (197,851)      (145,304)       (81,499)    (2,341,448)    (3,586,943)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     1,169,132      1,512,016        792,624        793,655      8,408,434     10,736,659
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                       MFS(R)                         MFS(R)
                                                       MONEY                          RESEARCH                    MFS(R)
                                                       MARKET                         BOND                       RESEARCH
                                                       SERIES                         SERIES                      SERIES
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     1,764,063      3,214,705      3,699,945      5,434,786      7,551,776     10,360,844
Accumulation units purchased and
  transferred from other funding options .     1,191,037      1,768,205         19,172        153,811         17,664         36,229
Accumulation units redeemed and
  transferred to other funding options ...    (1,723,612)    (3,218,847)    (1,036,206)    (1,888,652)    (1,779,162)    (2,845,297)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     1,231,488      1,764,063      2,682,911      3,699,945      5,790,278      7,551,776
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                                   TOTAL
                                                       MFS(R)                        MFS(R)                       RETURN
                                                     STRATEGIC                       TOTAL                       PORTFOLIO -
                                                      INCOME                         RETURN                    ADMINISTRATIVE
                                                      SERIES                         SERIES                        CLASS
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....       794,234        909,409     10,061,450     14,017,935      1,417,386      1,353,478
Accumulation units purchased and
  transferred from other funding options .         8,375         95,464        199,500        468,836        192,415        242,999
Accumulation units redeemed and
  transferred to other funding options ...      (205,688)      (210,639)    (2,571,345)    (4,425,321)      (241,386)      (179,091)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       596,921        794,234      7,689,605     10,061,450      1,368,415      1,417,386
                                             ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (CONTINUED)

                                                                                     PUTNAM
                                                       PUTNAM                          VT
                                                         VT                          SMALL
                                                   INTERNATIONAL                      CAP
                                                       EQUITY                        VALUE
                                                       FUND -                        FUND -                      ALL CAP
                                                      CLASS IB                      CLASS IB                     FUND -
                                                       SHARES                        SHARES                      CLASS I
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....        40,053         34,786        112,965        105,996      7,136,970      7,582,500
Accumulation units purchased and
  transferred from other funding options .        43,222          8,283         45,583         12,445         51,810        134,027
Accumulation units redeemed and
  transferred to other funding options ...       (14,086)        (3,016)       (16,592)        (5,476)    (1,065,133)      (579,557)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........        69,189         40,053        141,956        112,965      6,123,647      7,136,970
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                       HIGH
                                                       YIELD                                                      TOTAL
                                                       BOND                         INVESTORS                     RETURN
                                                       FUND -                         FUND -                      FUND -
                                                      CLASS I                        CLASS I                      CLASS I
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....       949,597        986,566      6,400,192      6,761,800      2,226,980      2,485,696
Accumulation units purchased and
  transferred from other funding options .       103,003         32,613         96,294         88,366          8,603         11,755
Accumulation units redeemed and
  transferred to other funding options ...      (270,772)       (69,582)    (1,065,989)      (449,974)      (402,248)      (270,471)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       781,828        949,597      5,430,497      6,400,192      1,833,335      2,226,980
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                                  SMITH
                                                                                    SMITH                         BARNEY
                                                         SB                         BARNEY                        GROWTH
                                                     GOVERNMENT                    DIVIDEND                         AND
                                                     PORTFOLIO -                   STRATEGY                       INCOME
                                                      CLASS A                      PORTFOLIO                     PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....       902,486        989,320      2,050,824      2,203,344        982,573      1,090,231
Accumulation units purchased and
  transferred from other funding options .         2,943          9,820         23,420         29,832             78         22,357
Accumulation units redeemed and
  transferred to other funding options ...      (120,582)       (96,654)      (518,316)      (182,352)      (104,011)      (130,015)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       784,847        902,486      1,555,928      2,050,824        878,640        982,573
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                       SMITH
                                                      BARNEY
                                                      PREMIER
                                                     SELECTIONS                       AIM
                                                      ALL CAP                       CAPITAL                       EQUITY
                                                      GROWTH                      APPRECIATION                    INCOME
                                                     PORTFOLIO                     PORTFOLIO                     PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     1,160,073      1,223,936      6,451,430      7,049,926      1,046,834        863,508
Accumulation units purchased and
  transferred from other funding options .         3,563         36,203         25,313        112,099        118,445        256,159
Accumulation units redeemed and
  transferred to other funding options ...      (162,756)      (100,066)    (1,409,469)      (710,595)      (174,861)       (72,833)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     1,000,880      1,160,073      5,067,274      6,451,430        990,418      1,046,834
                                             ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (CONTINUED)

                                                                                    MERCURY
                                                                                     LARGE                         MFS
                                                       LARGE                          CAP                        EMERGING
                                                        CAP                           CORE                        GROWTH
                                                     PORTFOLIO                      PORTFOLIO                    PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....    10,191,545     11,401,876      3,483,457      4,020,096      2,055,005      2,227,491
Accumulation units purchased and
  transferred from other funding options .        44,193         68,864            983         19,599             --         19,031
Accumulation units redeemed and
  transferred to other funding options ...    (1,740,537)    (1,279,195)      (733,440)      (556,238)    (2,055,005)      (191,517)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     8,495,201     10,191,545      2,751,000      3,483,457             --      2,055,005
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                        MFS                           MFS                        PIONEER
                                                      MID CAP                        TOTAL                      STRATEGIC
                                                      GROWTH                        RETURN                       INCOME
                                                     PORTFOLIO                     PORTFOLIO                    PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     3,871,946      4,177,838      5,772,962      5,800,484        856,083        933,064
Accumulation units purchased and
  transferred from other funding options .       989,545         28,873        331,021        370,196        104,357         23,224
Accumulation units redeemed and
  transferred to other funding options ...      (982,702)      (334,765)      (913,184)      (397,718)      (190,545)      (100,205)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     3,878,789      3,871,946      5,190,799      5,772,962        769,895        856,083
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                                  SMITH
                                                                                     SMITH                        BARNEY
                                                      TRAVELERS                     BARNEY                     INTERNATIONAL
                                                      QUALITY                     AGGRESSIVE                      ALL CAP
                                                        BOND                        GROWTH                        GROWTH
                                                     PORTFOLIO                    PORTFOLIO                      PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....     3,521,075      4,244,612      7,222,965      8,430,549         39,465         32,427
Accumulation units purchased and
  transferred from other funding options .        34,208        112,617        424,332      1,008,482         18,898          9,477
Accumulation units redeemed and
  transferred to other funding options ...      (628,206)      (836,154)    (1,726,138)    (2,216,066)        (3,071)        (2,439)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     2,927,077      3,521,075      5,921,159      7,222,965         55,292         39,465
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                       SMITH                        SMITH
                                                       BARNEY                       BARNEY                       SMITH
                                                       LARGE                        LARGE                        BARNEY
                                                        CAP                     CAPITALIZATION                   MID CAP
                                                       VALUE                        GROWTH                        CORE
                                                     PORTFOLIO                    PORTFOLIO                     PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....       115,685        100,041        156,206        126,606        310,848        331,586
Accumulation units purchased and
  transferred from other funding options .       124,791         34,632         91,273         65,700         67,681         26,378
Accumulation units redeemed and
  transferred to other funding options ...       (66,993)       (18,988)       (55,400)       (36,100)        (8,527)       (47,116)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       173,483        115,685        192,079        156,206        370,002        310,848
                                             ===========    ===========    ===========    ===========    ===========    ===========

7. SCHEDULE OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (CONTINUED)

                                                                                                                  SMITH
                                                                                   EMERGING                       BARNEY
                                                     COMSTOCK                       GROWTH                       SMALL CAP
                                                    PORTFOLIO -                   PORTFOLIO -                     GROWTH
                                                     CLASS II                      CLASS II                    OPPORTUNITIES
                                                      SHARES                        SHARES                       PORTFOLIO
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....       266,224        268,726         18,511         18,511      2,454,345      2,838,653
Accumulation units purchased and
  transferred from other funding options .       193,350         58,777         74,258             --        130,824        148,523
Accumulation units redeemed and
  transferred to other funding options ...       (85,203)       (61,279)       (18,845)            --       (502,647)      (532,831)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........       374,371        266,224         73,924         18,511      2,082,522      2,454,345
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                                  DYNAMIC
                                                                                                                  CAPITAL
                                                                                  CONTRAFUND(R)                 APPRECIATION
                                                    CONTRAFUND(R)                  PORTFOLIO -                    PORTFOLIO -
                                                    PORTFOLIO -                     SERVICE                        SERVICE
                                                   INITIAL CLASS                    CLASS 2                        CLASS 2
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....    11,662,397     15,655,375      1,642,990      1,546,685         20,062          8,146
Accumulation units purchased and
  transferred from other funding options .       495,742        786,710        536,480        240,600         11,432         13,242
Accumulation units redeemed and
  transferred to other funding options ...    (2,696,206)    (4,779,688)      (228,665)      (144,295)        (1,406)        (1,326)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........     9,461,933     11,662,397      1,950,805      1,642,990         30,088         20,062
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                       EQUITY -                                                   HIGH
                                                       INCOME                        GROWTH                      INCOME
                                                    PORTFOLIO -                    PORTFOLIO -                  PORTFOLIO -
                                                   INITIAL CLASS                  INITIAL CLASS                INITIAL CLASS
                                             --------------------------    --------------------------    --------------------------
                                                 2005           2004           2005           2004           2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year .....    13,041,454     16,607,822      7,859,177     10,250,956      4,878,340      7,604,588
Accumulation units purchased and
  transferred from other funding options .       342,877        897,414         13,663        149,548         42,987        209,791
Accumulation units redeemed and
  transferred to other funding options ...    (3,021,126)    (4,463,782)    (2,169,580)    (2,541,327)    (1,233,884)    (2,936,039)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year ...........    10,363,205     13,041,454      5,703,260      7,859,177      3,687,443      4,878,340
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                      INDEX 500                     OVERSEAS
                                                    PORTFOLIO -                    PORTFOLIO -
                                                   INITIAL CLASS                  INITIAL CLASS
                                             ---------------------------   --------------------------
                                                 2005            2004          2005           2004
                                             -----------     -----------   -----------    -----------
Accumulation units beginning of year .....    22,378,079      30,212,242     3,184,167      3,947,509
Accumulation units purchased and
  transferred from other funding options .       448,921         844,818       208,792        264,992
Accumulation units redeemed and
  transferred to other funding options ...    (5,930,468)     (8,678,981)     (815,865)    (1,028,334)
                                             -----------     -----------   -----------    -----------
Accumulation units end of year ...........    16,896,532      22,378,079     2,577,094      3,184,167
                                             ===========     ===========   ===========    ===========

8. SUBSEQUENT EVENT

On October 20, 2006, the Company merged with and into Metropolitan Life Insurance Company ("Metropolitan Life"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and Metropolitan Life assumed legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, Metropolitan Life also has become responsible for all of the Company's liabilities and obligations, including those created under Contracts initially issued by the Company and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of Metropolitan Life, and each Owner thereof has become a contract holder of Metropolitan Life.

                              INDEPENDENT AUDITORS

                              DELOITTE & TOUCHE LLP
                                 Tampa, Florida

                                    KPMG LLP
                              Hartford, Connecticut

FCLIC (Annual) (12-05) Printed in U.S.A.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Registered Public Accounting Firm.....  F-1
Financial Statements at December 31, 2005 and 2004 and for
  the years ended December 31, 2005, 2004 and 2003:
  Consolidated Balance Sheets...............................  F-2
  Consolidated Statements of Income.........................  F-3
  Consolidated Statements of Stockholder's Equity...........  F-4
  Consolidated Statements of Cash Flows.....................  F-5
  Notes to Consolidated Financial Statements................  F-7

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Metropolitan Life Insurance Company
New York, New York:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively, and recorded the impact as cumulative effects of changes in accounting principles.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 17, 2006
(October 18, 2006 as to Note 19)

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                2005       2004
                                                              --------   --------
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value
    (amortized cost: $141,929 and $141,496, respectively)...  $147,897   $150,229
  Trading securities, at fair value (cost: $373 and $0,
    respectively)...........................................       373         --
  Equity securities available-for-sale, at fair value (cost:
    $1,989 and $1,646, respectively)........................     2,217      1,903
  Mortgage and consumer loans...............................    33,094     31,571
  Policy loans..............................................     8,412      8,256
  Real estate and real estate joint ventures
    held-for-investment.....................................     4,087      2,643
  Real estate held-for-sale.................................        --        678
  Other limited partnership interests.......................     3,256      2,891
  Short-term investments....................................       883      1,194
  Other invested assets.....................................     5,839      4,908
                                                              --------   --------
    Total investments.......................................   206,058    204,273
Cash and cash equivalents...................................     1,787      2,370
Accrued investment income...................................     2,030      2,006
Premiums and other receivables..............................     6,678      5,497
Deferred policy acquisition costs and value of business
  acquired..................................................    11,438     11,062
Assets of subsidiaries held-for-sale........................        --        410
Other assets................................................     6,183      5,863
Separate account assets.....................................    73,152     68,507
                                                              --------   --------
    Total assets............................................  $307,326   $299,988
                                                              ========   ========

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits....................................  $ 94,372   $ 91,598
  Policyholder account balances.............................    72,793     68,357
  Other policyholder funds..................................     6,918      6,730
  Policyholder dividends payable............................       915        885
  Policyholder dividend obligation..........................     1,607      2,243
  Short-term debt...........................................       453      1,445
  Long-term debt............................................     2,961      2,050
  Shares subject to mandatory redemption....................       278        278
  Liabilities of subsidiaries held-for-sale.................        --        268
  Current income taxes payable..............................       444        709
  Deferred income taxes payable.............................     2,729      2,671
  Payables for collateral under securities loaned and other
    transactions............................................    21,009     25,230
  Other liabilities.........................................    11,228     10,025
  Separate account liabilities..............................    73,152     68,507
                                                              --------   --------
    Total liabilities.......................................   288,859    280,996
                                                              --------   --------
Stockholder's Equity:
Common stock, par value $0.01 per share; 1,000,000,000
  shares authorized; 494,466,664 shares issued and
  outstanding at December 31, 2005 and 2004.................         5          5
Additional paid-in capital..................................    13,808     13,827
Retained earnings...........................................     2,749      2,696
Accumulated other comprehensive income......................     1,905      2,464
                                                              --------   --------
  Total stockholder's equity................................    18,467     18,992
                                                              --------   --------
  Total liabilities and stockholder's equity................  $307,326   $299,988
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                 (IN MILLIONS)

                                                               2005      2004      2003
                                                              -------   -------   -------
REVENUES
Premiums....................................................  $19,256   $17,437   $18,099
Universal life and investment-type product policy fees......    1,948     2,009     1,920
Net investment income.......................................   11,750    10,818    10,267
Other revenues..............................................      820       862       980
Net investment gains (losses)...............................      179       282      (526)
                                                              -------   -------   -------
  Total revenues............................................   33,953    31,408    30,740
                                                              -------   -------   -------
EXPENSES
Policyholder benefits and claims............................   20,445    18,736    18,590
Interest credited to policyholder account balances..........    2,596     2,357     2,379
Policyholder dividends......................................    1,647     1,636     1,699
Other expenses..............................................    5,717     5,583     5,771
                                                              -------   -------   -------
  Total expenses............................................   30,405    28,312    28,439
                                                              -------   -------   -------
Income from continuing operations before provision for
  income taxes..............................................    3,548     3,096     2,301
Provision for income taxes..................................    1,105       876       643
                                                              -------   -------   -------
Income from continuing operations...........................    2,443     2,220     1,658
Income from discontinued operations, net of income taxes....      810        71       369
                                                              -------   -------   -------
Income before cumulative effect of a change in accounting...    3,253     2,291     2,027
Cumulative effect of a change in accounting, net of income
  taxes.....................................................       --       (52)      (26)
                                                              -------   -------   -------
Net income..................................................  $ 3,253   $ 2,239   $ 2,001
                                                              =======   =======   =======

          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                 (IN MILLIONS)

                                                                                     ACCUMULATED OTHER COMPREHENSIVE
                                                                                              INCOME (LOSS)
                                    PARENT'S                                      -------------------------------------
                                   INTEREST IN                                       NET
                                    PREFERRED                                     UNREALIZED     FOREIGN      MINIMUM
                                      STOCK               ADDITIONAL              INVESTMENT    CURRENCY      PENSION
                                      OF A       COMMON    PAID-IN     RETAINED     GAINS      TRANSLATION   LIABILITY
                                   SUBSIDIARY    STOCK     CAPITAL     EARNINGS    (LOSSES)    ADJUSTMENT    ADJUSTMENT    TOTAL
                                   -----------   ------   ----------   --------   ----------   -----------   ----------   -------
Balance at January 1, 2003.......     $ --         $5      $13,474     $   708      $1,991        $(67)        $ (46)     $16,065
Issuance of preferred stock by
 subsidiary to the Holding
 Company.........................       93                                                                                     93
Issuance of shares -- by
 subsidiary......................                               24                                                             24
Issuance of stock options -- by
 subsidiary......................                                2                                                              2
Sale of subsidiaries to the
 Holding Company or affiliate....                              261                                                            261
Capital contribution from the
 Holding Company.................                                2                                                              2
Return of capital to the Holding
 Company.........................                              (33)                                                           (33)
Dividends on common stock........                                       (1,448)                                            (1,448)
Comprehensive income (loss):
 Net income......................                                        2,001                                              2,001
 Other comprehensive income
   (loss):
   Unrealized gains (losses) on
     derivative instruments, net
     of income taxes.............                                                     (228)                                  (228)
   Unrealized investment gains
     (losses), net of related
     offsets and income taxes....                                                      642                                    642
   Foreign currency translation
     adjustments.................                                                                  174                        174
   Minimum pension liability
     adjustment..................                                                                                (82)         (82)
                                                                                                                          -------
   Other comprehensive income
     (loss)......................                                                                                             506
                                                                                                                          -------
 Comprehensive income (loss).....                                                                                           2,507
                                      ----         --      -------     -------      ------        ----         -----      -------
Balance at December 31, 2003.....       93          5       13,730       1,261       2,405         107          (128)      17,473
Contribution of preferred stock
 by Holding Company to subsidiary
 and retirement thereof..........      (93)                                                                                   (93)
Issuance of shares -- by
 subsidiary......................                                4                                                              4
Issuance of stock options -- by
 subsidiary......................                                2                                                              2
Capital contribution from the
 Holding Company.................                               94                                                             94
Return of capital to the Holding
 Company.........................                               (3)                                                            (3)
Dividends on preferred stock.....                                           (7)                                                (7)
Dividends on common stock........                                         (797)                                              (797)
Comprehensive income (loss):
 Net income......................                                        2,239                                              2,239
 Other comprehensive income
   (loss):
   Unrealized gains (losses) on
     derivative instruments, net
     of income taxes.............                                                      (77)                                   (77)
   Unrealized investment gains
     (losses), net of related
     offsets and income taxes....                                                       19                                     19
   Cumulative effect of a change
     in accounting, net of income
     taxes.......................                                                       61                                     61
   Foreign currency translation
     adjustments.................                                                                   79                         79
   Minimum pension liability
     adjustment..................                                                                                 (2)          (2)
                                                                                                                          -------
   Other comprehensive income
     (loss)......................                                                                                              80
                                                                                                                          -------
 Comprehensive income (loss).....                                                                                           2,319
                                      ----         --      -------     -------      ------        ----         -----      -------
Balance at December 31, 2004.....       --          5       13,827       2,696       2,408         186          (130)      18,992
Treasury stock transactions,
 net -- by subsidiary............                              (15)                                                           (15)
Issuance of stock options -- by
 subsidiary......................                               (4)                                                            (4)
Dividends on common stock........                                       (3,200)                                            (3,200)
Comprehensive income (loss):
 Net income......................                                        3,253                                              3,253
 Other comprehensive income
   (loss):
   Unrealized gains (losses) on
     derivative instruments, net
     of income taxes.............                                                      184                                    184
   Unrealized investment gains
     (losses), net of related
     offsets and income taxes....                                                     (783)                                  (783)
   Foreign currency translation
     adjustments.................                                                                  (49)                       (49)
   Minimum pension liability
     adjustment..................                                                                                 89           89
                                                                                                                          -------
   Other comprehensive income
     (loss)......................                                                                                            (559)
                                                                                                                          -------
 Comprehensive income (loss).....                                                                                           2,694
                                      ----         --      -------     -------      ------        ----         -----      -------
Balance at December 31, 2005.....     $ --         $5      $13,808     $ 2,749      $1,809        $137         $ (41)     $18,467
                                      ====         ==      =======     =======      ======        ====         =====      =======

          See accompanying notes to consolidated financial statements.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                 (IN MILLIONS)

                                                                2005        2004       2003
                                                              ---------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   3,253   $  2,239   $  2,001
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization expenses....................        299        344        394
  Amortization of premiums and accretion of discounts
    associated with investments, net........................       (203)       (15)      (162)
  (Gains) losses from sales of investments and businesses,
    net.....................................................     (1,379)      (289)        96
  Equity of earnings of real estate joint ventures and other
    limited partnership interests...........................       (399)      (167)        19
  Interest credited to policyholder account balances........      2,596      2,357      2,379
  Universal life and investment-type product policy fees....     (1,948)    (2,009)    (1,920)
  Change in accrued investment income.......................        (24)       (67)       (93)
  Change in premiums and other receivables..................       (734)       460        (81)
  Change in deferred policy acquisition costs, net..........       (504)      (752)      (904)
  Change in insurance-related liabilities...................      3,794      3,829      3,989
  Change in trading securities..............................       (375)        --         --
  Change in income taxes payable............................        147       (101)       250
  Change in other assets....................................       (236)      (390)      (455)
  Change in other liabilities...............................      1,878      1,288        637
  Other, net................................................         24         29        (61)
                                                              ---------   --------   --------
Net cash provided by operating activities...................      6,189      6,756      6,089
                                                              ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturities..........................................    118,459     78,494     69,292
  Equity securities.........................................        777      1,587        576
  Mortgage and consumer loans...............................      7,890      3,961      3,221
  Real estate and real estate joint ventures................      1,922        436      1,087
  Other limited partnership interests.......................        953        800        330
Purchases of:
  Fixed maturities..........................................   (119,375)   (83,243)   (90,077)
  Equity securities.........................................     (1,057)    (2,107)      (149)
  Mortgage and consumer loans...............................     (9,473)    (8,639)    (4,354)
  Real estate and real estate joint ventures................     (1,323)      (737)      (278)
  Other limited partnership interests.......................     (1,012)      (893)      (643)
Net change in short-term investments........................        409        215       (183)
Proceeds from sales of businesses, net of cash disposed of
  $43, $7 and $(13), respectively...........................        260         18      1,995
Net change in policy loans..................................       (156)       (77)      (154)
Net change in other invested assets.........................       (598)      (379)    (1,108)
Net change in property, equipment and leasehold
  improvements..............................................       (114)        17        (45)
Other, net..................................................        (76)        --         (2)
                                                              ---------   --------   --------
Net cash used in investing activities.......................     (2,514)   (10,547)   (20,492)
                                                              ---------   --------   --------

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                 (IN MILLIONS)

                                                                2005        2004       2003
                                                              ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
    Deposits................................................     30,008     28,344     29,132
    Withdrawals.............................................    (26,732)   (22,801)   (22,339)
  Net change in payables for collateral under securities
    loaned and other transactions...........................     (4,221)     1,166      7,744
  Net change in short-term debt.............................       (992)    (2,072)     2,624
  Long-term debt issued.....................................      1,216         28        137
  Long-term debt repaid.....................................       (395)       (38)      (714)
  Capital contribution from the Parent Company..............         --         --        148
  Proceeds from offering of common stock by subsidiary,
    net.....................................................         --         --        398
  Dividends on preferred stock..............................         --         (7)        --
  Dividends on common stock.................................     (3,200)      (797)    (1,448)
  Other, net................................................         --          3          8
                                                              ---------   --------   --------
Net cash (used in) provided by financing activities.........     (4,316)     3,826     15,690
                                                              ---------   --------   --------
Change in cash and cash equivalents.........................       (641)        35      1,287
Cash and cash equivalents, beginning of year................      2,428      2,393      1,106
                                                              ---------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $   1,787   $  2,428   $  2,393
                                                              =========   ========   ========
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.........................................  $      58   $     57   $     66
                                                              =========   ========   ========
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR...................................................  $      --   $     58   $     57
                                                              =========   ========   ========
Cash and cash equivalents, from continuing operations,
  beginning of year.........................................  $   2,370   $  2,336   $  1,040
                                                              =========   ========   ========
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR...................................................  $   1,787   $  2,370   $  2,336
                                                              =========   ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
    Interest................................................  $     203   $    140   $    307
                                                              =========   ========   ========
    Income taxes............................................  $   1,385   $    950   $    789
                                                              =========   ========   ========
  Non-cash transactions during the year:
    Business Dispositions:
      Assets disposed.......................................  $     366   $     42   $  5,493
      Less: liabilities disposed............................        269         17      3,511
                                                              ---------   --------   --------
      Net assets disposed...................................  $      97   $     25   $  1,982
      Plus: equity securities received......................         43         --         --
      Less: cash disposed...................................         43          7        (13)
                                                              ---------   --------   --------
      Business disposition, net of cash disposed............  $      97   $     18   $  1,995
                                                              =========   ========   ========
    Contribution of equity securities to MetLife
      Foundation............................................  $       1   $     50   $     --
                                                              =========   ========   ========
    Purchase money mortgage on real estate sale.............  $      --   $      2   $    196
                                                              =========   ========   ========
    Real estate acquired in satisfaction of debt............  $       1   $      7   $     14
                                                              =========   ========   ========
    Transfer from funds withheld at interest to fixed
      maturities............................................  $      --   $    606   $     --
                                                              =========   ========   ========

     See Note 5 for non-cash reinsurance transaction

          See accompanying notes to consolidated financial statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES.
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     Metropolitan Life Insurance Company ("Metropolitan Life") and its subsidiaries (collectively the "Company") is a leading provider of insurance and other financial services to millions of individual and institutional customers throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance, reinsurance and retirement & savings products and services to corporations and other institutions. Metropolitan Life is a wholly-owned subsidiary of MetLife, Inc. (the "Holding Company"). The Company offered automobile and homeowners insurance through Metropolitan Property and Casualty Insurance Company and its subsidiaries ("Met P&C"), which was sold to the Holding Company in 2003. Outside the United States, the Company has direct insurance operations in Canada and Asia.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) Metropolitan Life and its subsidiaries; (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 6. Assets, liabilities, revenues and expenses of the general account for 2005 and 2004 include amounts related to certain separate accounts previously reported in separate account assets and liabilities. See "-- Application of Recent Accounting Pronouncements." Intercompany accounts and transactions have been eliminated.

     Met P&C, Metropolitan Tower Life Insurance Company ("MTL"), MetLife General Insurance Agency, Inc. and its subsidiaries, MetLife Securities, Inc. and N.L. Holding Corporation and its subsidiaries, which were sold to the Holding Company in 2003; and Newbury Insurance Company, Limited which was sold to the Holding Company and New England Pension and Annuity Company which was sold to MTL, both in 2004, are included in the accompanying consolidated financial statements until the respective dates of sale. The Company completed the sales of its wholly owned subsidiaries SSRM Holdings, Inc. ("SSRM") and P.T. Sejahtera ("MetLife Indonesia") to third parties on January 31, 2005, and September 29, 2005, respectively. The Company has reclassified the assets, liabilities and operations of SSRM and MetLife Indonesia into discontinued operations for all years presented in the consolidated financial statements. See Notes 15 and 16.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $1,388 million and $1,325 million at December 31, 2005 and 2004, respectively.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2005 presentation. Such reclassifications include $1,166 million and $7,744 million relating to the net change in payables for collateral under securities loaned and other transactions reclassified from cash flows from investing activities to cash flows from financing activities on the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: (i) investment impairments; (ii) the fair value of investments in the absence of quoted market values; (iii) application of the consolidation rules to certain investments;
(iv) the fair value of and accounting for derivatives; (v) the capitalization and amortization of deferred policy acquisition costs ("DAC"), including value of business acquired ("VOBA"); (vi) the measurement of goodwill and related impairment, if any; (vii) the liability for future policyholder benefits; (viii) accounting for reinsurance transactions; (ix) the liability for litigation and regulatory matters; and (x) accounting for employee benefit plans. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturities, mortgage and consumer loans, other limited partnerships, and real estate and real estate joint ventures, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into certain structured investment transactions, real estate joint ventures and limited partnerships for which the Company may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Derivatives

     The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. The Company also purchases investment securities, issues certain insurance policies and engages in certain reinsurance contracts that have embedded derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate under the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. VOBA, included in DAC reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

  Liability for Future Policy Benefits

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Utilizing these assumptions, liabilities are established on a block of business basis. Differences between actual experience and the assumptions used in pricing these policies and in the establishment of

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

  Litigation

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumptions used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. On a quarterly and annual basis the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Employee Benefit Plans

     The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans require an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm. These assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SIGNIFICANT ACCOUNTING POLICIES

  Investments

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described in "-- Summary of Critical Accounting Estimates-Investments," about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

     The Company's review of its fixed maturities and equity securities for impairments also includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

     Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis. Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.

     Mortgage and consumer loans are stated at amortized cost, net of valuation allowances. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral or the loan's market value if the loan is being sold. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics, for example, mortgage loans based on similar property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment.

     Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, the Company, if applicable, classifies the property as held-for-sale and reports the related net investment income and any resulting investment gains and losses as discontinued operations. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

     Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company regularly reviews residual values and impairs residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. Other invested assets also includes derivative revaluation gains and the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies. Interest on funds withheld is reported in net investment income in the consolidated financial statements.

     The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return on its investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar instruments.

     The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE") and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on these beneficial interests is recognized using the prospective method. The SPEs used to securitize assets are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities. Prior to the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin ("ARB") No. 51 ("FIN 46"), and its December 2003 revision ("FIN 46(r)"), such SPEs were not consolidated because they did not meet the criteria for consolidation under previous accounting guidance.

     The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because the Company has determined that it is not the primary beneficiary of these entities based on the framework provided in FIN 46(r). These beneficial interests are generally structured notes, which are included in fixed maturities, and their income is recognized using the retrospective interest method or the level

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

yield method, as appropriate. Impairments of these beneficial interests are included in net investment gains (losses).

  Trading Securities

     During 2005, the Company established a trading securities portfolio to support investment strategies that involve the active and frequent purchase and sale of securities. Trading securities are recorded at fair value with subsequent changes in fair value recognized in net investment income.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, or other financial indices. Derivatives may be exchange traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage its various risks. Additionally, the Company enters into income generation and replication derivatives as permitted by its Derivatives Use Plans approved by the applicable state insurance departments. Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended, changes in the fair value of the derivative are reported in net investment gains (losses).

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffective, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of shareholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheets, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheets, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheets at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses).

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1,069 million and $1,054 million at December 31, 2005 and 2004, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $445 million and $438 million at December 31, 2005 and 2004, respectively. Related depreciation and amortization expense was $94 million, $93 million and $99 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $877 million and $749 million at December 31, 2005 and 2004, respectively. Accumulated amortization of capitalized software was $584 million and $490 million at December 31, 2005 and 2004, respectively. Related amortization expense was $97 million, $126 million and $143 million for the years ended December 31, 2005, 2004 and 2003, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The costs of acquiring new and renewal insurance business that vary with, and are primarily related to, the production of that business are deferred. Such costs consist principally of commissions and agency and policy issue expenses. VOBA represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition.

     DAC is amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, DAC and VOBA are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates used to compute the present value of estimated gross margins and profits are based on rates in effect at the inception or acquisition of the contracts.

     Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC and VOBA. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     DAC and VOBA are for non-participating traditional life, non-medical health and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. The Company tests goodwill for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business that is one level below the operating segment if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

     Changes in goodwill are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2005     2004     2003
                                                              ------   ------   -------
                                                                    (IN MILLIONS)
Balance, beginning of year..................................   $217     $218     $ 405
Acquisitions................................................      1        1         3
Dispositions and other......................................    (18)      (2)     (190)
                                                               ----     ----     -----
Balance, end of year........................................   $200     $217     $ 218
                                                               ====     ====     =====

  Liability for Future Policy Benefits and Policyholder Account Balances

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after DAC is written off.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of (i) the present value of future benefit payments and related expenses less the present value of future net

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

premiums and (ii) premium deficiency reserve. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 10% and 12% of the Company's life insurance in-force, and 86% and 87% of the number of life insurance policies in-force, at December 31, 2005 and 2004, respectively. Participating policies represented approximately 35% and 34%, 37% and 37%, and 40% and 41% of gross and net life insurance premiums for the years ended December 31, 2005, 2004 and 2003, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments and premium deficiency reserves. Interest rates used in establishing such liabilities range from 3% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 8%.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to
(i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 14%, less expenses, mortality charges, and withdrawals.

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the years ended December 31, 2005, 2004 and 2003, the Company issued $4,018 million, $3,958 million and $4,349 million, respectively, in such obligations. During the years ended December 31, 2005, 2004 and 2003, there were repayments of $1,052 million, $150 million and $47 million respectively, of GICs under this program. Accordingly, the GICs outstanding, which are included in policyholder account balances in the accompanying consolidated balance sheets, were $12,149 million and $9,017 million at December 31, 2005 and 2004, respectively. Interest credited on the contracts for the years ended December 31, 2005, 2004 and 2003 was $384 million, $142 million and $58 million, respectively.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary and paid up guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liabilities are consistent with those used for amortizing DAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Guaranteed income benefit liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating such guaranteed income benefit liabilities are consistent with those used for calculating the guaranteed death benefit liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates a percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company offers certain variable annuity products with guaranteed minimum benefit riders as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB"s) guarantee a policyholder return of the purchase payment plus a bonus amount via partial withdrawals, even if the account value is reduced to zero, provided that the policyholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract. When an additional purchase payment is made, the guaranteed withdrawal amount is set equal to the greater of (i) the guaranteed withdrawal amount before the purchase payment or (ii) the benefit base after the purchase payment. The benefit base increases by additional purchase payments plus a bonus amount and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also change as a result of an optional reset as defined in the contract. The benefit base can be reset to the account balance on the date of the reset if greater than the benefit base before the reset. The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB"s) provide the contract holder with a minimum accumulation of their purchase payments deposited within a specific time period, adjusted proportionately for withdrawals, after a specified period of time determined at the time of issuance of the variable annuity contract. The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - The fair value of the GMWBs and GMABs is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits. GMWBs and GMABs are reported in policyholder account balances and the changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Other Policyholder Funds

     Other policyholder funds includes policy and contract claims and unearned policy and contract fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

  Other Revenues

     Other revenues include advisory fees, broker/dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by Metropolitan Life and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by Metropolitan Life and its insurance subsidiaries.

  Federal Income Taxes

     The Company joins with the Holding Company and its includable affiliates in filing a consolidated U.S. federal income tax return. The consolidating companies have executed a tax allocation agreement. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) the Holding Company to the extent that their income (losses and other credits) contributes to (reduce) the consolidated federal income tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return. The Company files state income tax returns on an individual corporate basis.

     The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Reinsurance

     The Company has reinsured certain of its life insurance contracts with other insurance companies under various agreements. For reinsurance contracts that transfer sufficient underwriting risk, reinsurance premiums, commissions, expense reimbursements, benefits and liabilities related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts due from reinsurers, for both short- and long-duration arrangements, are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

     The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Effective with the adoption of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"), on January 1, 2004, the Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contact fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. In connection with the adoption of SOP 03-1, separate account assets with a fair value of $1.7 billion were reclassified to general account investments with a corresponding transfer of separate account liabilities to future policy benefits and policyholder account balances. See "-- Application of Recent Accounting Pronouncements."

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Stock-Based Compensation

     MetLife, Inc. and the Company account for stock-based compensation plans using the prospective fair value accounting method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure ("SFAS 148"). The fair value method requires compensation cost to be measured based on the fair value of the equity instrument at the grant or award date. MetLife, Inc. allocates substantially all of the stock option expense to the Company.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stock-based compensation grants prior to January 1, 2003 are accounted for using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").
Note 12 includes the pro forma disclosures required by SFAS No. 123, as amended. The intrinsic value method represents the quoted market price or fair value of the equity award at the measurement date less the amount, if any, the employee is required to pay.

     Stock-based compensation is accrued over the vesting period of the grant or award.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  APPLICATION OF RECENT ACCOUNTING PRONOUNCEMENTS

     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155 (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. SFAS 155 will be applied prospectively and is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company's consolidated financial statements. The FASB has issued additional guidance relating to derivative financial instruments as follows:

     - In June 2005, the FASB cleared SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarified that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarified that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

       should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issues B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments ("Issue B36"). Issue B36 concluded that
       (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements; and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheet and changes in fair value are reported in income. As a result of the adoption of Issue B36, the Company recorded a cumulative effect of a change in accounting of $26 million, net of income taxes, for the year ended December 31, 2003.

     - Effective July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amended and clarified the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain previously issued and effective guidance, SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a significant impact on its consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

     In September 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. EITF 05-7 will be applied prospectively and is effective for all debt modifications occurring in periods beginning after December 15, 2005. EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     In September 2005, the EITF reached consensus on Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. EITF 05-8 will be applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and is effective for periods beginning after December 15, 2005. EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6"). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. As required by EITF 05-6, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

FSP 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     In June 2005, the EITF reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"), which revised SFAS 123 and supersedes APB 25. SFAS 123(r) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities. SFAS 123(r) also requires that the cost of all share-based transactions be measured at fair value and recognized over the period during which an employee is required to provide service in exchange for an award. The SEC issued a final ruling in April 2005 allowing a public company that is not a small business issuer to implement SFAS 123(r) at the beginning of the next fiscal year after June 15, 2005. Thus, the revised pronouncement must be adopted by the Company by January 1, 2006. As permitted under SFAS 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123, the Company elected to use the prospective method of accounting for stock options granted subsequent to December 31, 2002. Options granted prior to January 1, 2003 will continue to be accounted for under the intrinsic value method until the adoption of SFAS 123(r). In addition, the pro forma impact of accounting for these options at fair value continued to be accounted for under the intrinsic value method until the last of those options vested in 2005. As all stock options currently accounted for under the intrinsic value method vested prior to the effective date, implementation of SFAS 123(r) will not have a significant impact on the Company's consolidated financial statements. See
Note 12.

     Effective July 1, 2004, the Company prospectively adopted FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2"). FSP 106-2 provides accounting guidance to employers that sponsor postretirement health care plans that provide prescription drug benefits. The Company expects to receive subsidies on prescription drug benefits beginning in 2006 under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 based on the Company's determination that the prescription drug benefits offered under certain

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

postretirement plans are actuarially equivalent to the benefits offered under Medicare Part D. The postretirement benefit plan assets and accumulated benefit obligation were remeasured to determine the effect of the expected subsidies on net periodic postretirement benefit cost. As a result, the accumulated postretirement benefit obligation was reduced by $213 million at July 1, 2004. See Note 11.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective April 1, 2004, the Company adopted EITF Issue No. 03-6, Participating Securities and the Two -- Class Method under FASB Statement No. 128 ("EITF 03-6"). EITF 03-6 provides guidance on determining whether a security should be considered a participating security for purposes of computing earnings per common share and how earnings should be allocated to the participating security. EITF 03-6 did not have an impact on the Company's earnings per common share calculations or amounts.

     Effective January 1, 2004, the Company adopted SOP 03-1, as interpreted by a Technical Practice Aid ("TPA"), issued by the AICPA. SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In June 2004, the FASB released FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"), which included clarification that unearned revenue liabilities should be considered in determining the necessary insurance benefit liability required under SOP 03-1. Since the Company had considered unearned revenue in determining its SOP 03-1 benefit liabilities, FSP 97-1 did not impact its consolidated financial statements. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $8 million, which has been reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including VOBA and unearned revenue liability ("offsets"), under certain variable annuity and life contracts and income taxes. Certain other contracts sold by the Company provide for a return through periodic crediting rates, surrender adjustments or termination adjustments based on the total return of a contractually referenced pool of assets owned by the Company. To the extent that such contracts are not accounted for as derivatives under the provisions of SFAS No. 133 and not already credited to the contract account balance, under SOP 03-1 the change relating to the fair value of the referenced pool of assets is recorded as a liability with the change in the liability recorded as policyholder benefits and claims. Prior to the adoption of SOP 03-1, the Company recorded the change in such liability as other comprehensive income. At adoption, this change decreased net income and increased other comprehensive income by $33 million, net of income taxes, which were recorded as cumulative effects of changes in accounting. Effective with the adoption of SOP 03-1, costs associated with enhanced or bonus crediting rates to contractholders must be deferred and amortized over the life of the related contract using assumptions consistent with the amortization of DAC. Since the Company followed a similar approach prior to adoption of SOP 03-1, the provisions of SOP 03-1 relating to sales inducements had no significant impact on the Company's consolidated financial statements. In accordance with SOP 03-1's guidance for the reporting of certain separate accounts, at adoption, the Company also reclassified $1.7 billion of separate account assets to general account investments and $1.7 billion of separate account liabilities to future policy benefits and policyholder account balances. This reclassification decreased net income and increased other comprehensive income by $27 million, net of income taxes, which were reported as cumulative

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

effects of changes in accounting. Due to the adoption of SOP 03-1, the Company recorded a cumulative effect of a change in accounting of $52 million, net of income taxes of $27 million, for the year ended December 31, 2004.

     In December 2003, FASB revised SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits -- an Amendment of FASB Statements No. 87, 88 and 106 ("SFAS 132(r)"). SFAS 132(r) retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement plans. SFAS 132(r) was primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plans and estimated future benefit payments were effective for fiscal years ending after June 15, 2004. The Company's adoption of SFAS 132(r) did not have a significant impact on its consolidated financial statements since it only revised disclosure requirements.

     During 2003, the Company adopted FIN 46 and FIN 46(r). Certain of the Company's investments in real estate joint ventures and other limited partnership interests meet the definition of a variable interest entity ("VIE") and have been consolidated, in accordance with the transition rules and effective dates, because the Company is deemed to be the primary beneficiary. A VIE is defined as (i) any entity in which the equity investments at risk in such entity do not have the characteristics of a controlling financial interest; or
(ii) any entity that does not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. Effective February 1, 2003, the Company adopted FIN 46 for VIEs created or acquired on or after February 1, 2003 and, effective December 31, 2003, the Company adopted FIN 46(r) with respect to interests in entities formerly considered special purpose entities ("SPEs"), including interests in asset-backed securities and collateralized debt obligations. The adoption of FIN 46 as of February 1, 2003 did not have a significant impact on the Company's consolidated financial statements. The adoption of the provisions of FIN 46(r) at December 31, 2003 did not require the Company to consolidate any additional VIEs that were not previously consolidated. In accordance with the provisions of FIN 46(r), the Company elected to defer until March 31, 2004 the consolidation of interests in VIEs for non-SPEs acquired prior to February 1, 2003 for which it is the primary beneficiary. As of March 31, 2004, the Company consolidated assets and liabilities relating to real estate joint ventures of $78 million and $11 million, respectively, and assets and liabilities relating to other limited partnerships of $29 million and less than $1 million, respectively, for VIEs for which the Company was deemed to be the primary beneficiary. There was no impact to net income from the adoption of FIN 46.

     Effective January 1, 2003, the Company adopted FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 10.

     Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity Including Certain Costs Incurred in a Restructuring ("EITF 94-3"). As required by SFAS 146, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

     Effective January 1, 2003, the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). In addition to

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

2.  INVESTMENTS

  FIXED MATURITIES BY SECTOR AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables set forth the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector and equity securities, the percentage of the total fixed maturities holdings that each sector represents and the percentage of the total equity securities at:

                                                                 DECEMBER 31, 2005
                                                 --------------------------------------------------
                                                  COST OR    GROSS UNREALIZED
                                                 AMORTIZED   -----------------   ESTIMATED    % OF
                                                   COST       GAIN      LOSS     FAIR VALUE   TOTAL
                                                 ---------   -------   -------   ----------   -----
                                                                   (IN MILLIONS)
U.S. corporate securities......................  $ 47,966    $2,506    $  358     $ 50,114     33.9%
Residential mortgage-backed securities.........    30,213       315       292       30,236     20.4
Foreign corporate securities...................    22,873     1,625       257       24,241     16.4
U.S. Treasury/agency securities................    17,858     1,333        18       19,173     13.0
Commercial mortgage-backed securities..........    10,793       194       102       10,885      7.4
Asset-backed securities........................     6,412        74        29        6,457      4.4
Foreign government securities..................     4,734       999        10        5,723      3.9
State and political subdivision securities.....       738        21        10          749      0.5
Other fixed maturity securities................       203        10        33          180      0.1
                                                 --------    ------    ------     --------    -----
  Total bonds..................................   141,790     7,077     1,109      147,758    100.0
Redeemable preferred stocks....................       139         1         1          139       --
                                                 --------    ------    ------     --------    -----
  Total fixed maturities.......................  $141,929    $7,078    $1,110     $147,897    100.0%
                                                 ========    ======    ======     ========    =====
Common stocks..................................  $  1,616    $  229    $   25     $  1,820     82.1%
Nonredeemable preferred stocks.................       373        27         3          397     17.9
                                                 --------    ------    ------     --------    -----
  Total equity securities......................  $  1,989    $  256    $   28     $  2,217    100.0%
                                                 ========    ======    ======     ========    =====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2004
                                                   --------------------------------------------------
                                                    COST OR    GROSS UNREALIZED
                                                   AMORTIZED   -----------------   ESTIMATED    % OF
                                                     COST        GAIN      LOSS    FAIR VALUE   TOTAL
                                                   ---------   --------   ------   ----------   -----
                                                                     (IN MILLIONS)
U.S. corporate securities........................  $ 51,398     $3,561     $144     $ 54,815     36.5%
Residential mortgage-backed securities...........    28,155        573       52       28,676     19.1
Foreign corporate securities.....................    21,545      2,381       65       23,861     15.9
U.S. Treasury/agency securities..................    14,938      1,271       19       16,190     10.8
Commercial mortgage-backed securities............    10,395        408       30       10,773      7.2
Asset-backed securities..........................     9,282        115       29        9,368      6.2
Foreign government securities....................     4,650        766       12        5,404      3.6
State and political subdivision securities.......       340         16        1          355      0.2
Other fixed maturity securities..................       519         46       33          532      0.3
                                                   --------     ------     ----     --------    -----
  Total bonds....................................   141,222      9,137      385      149,974     99.8
Redeemable preferred stocks......................       274         --       19          255      0.2
                                                   --------     ------     ----     --------    -----
  Total fixed maturities.........................  $141,496     $9,137     $404     $150,229    100.0%
                                                   ========     ======     ====     ========    =====
Common stocks....................................  $  1,329     $  238     $  5     $  1,562     82.1%
Nonredeemable preferred stocks...................       317         24       --          341     17.9
                                                   --------     ------     ----     --------    -----
  Total equity securities........................  $  1,646     $  262     $  5     $  1,903    100.0%
                                                   ========     ======     ====     ========    =====

     The Company held foreign currency derivatives with notional amounts of $4,946 million and $4,642 million to hedge the exchange rate risk associated with foreign bonds and loans at December 31, 2005 and 2004, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

     The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $10,160 million and $11,199 million at December 31, 2005 and 2004, respectively. These securities had a net unrealized gain of $388 million and $876 million at December 31, 2005 and 2004, respectively. Non-income producing fixed maturities at fair value were $10 million and $84 million at December 31, 2005 and 2004, respectively. Unrealized gains (losses) associated with non-income producing fixed maturities were $1 million and $(11) million at December 31, 2005 and 2004, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The cost or amortized cost and estimated fair value of bonds at December 31, 2005 and 2004, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                              DECEMBER 31,
                                             -----------------------------------------------
                                                      2005                     2004
                                             ----------------------   ----------------------
                                              COST OR                  COST OR
                                             AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                               COST      FAIR VALUE     COST      FAIR VALUE
                                             ---------   ----------   ---------   ----------
                                                              (IN MILLIONS)
Due in one year or less....................  $  4,271     $  4,320    $  5,490     $  5,577
Due after one year through five years......    20,419       20,899      24,322       25,487
Due after five years through ten years.....    29,365       30,335      28,842       31,041
Due after ten years........................    40,317       44,626      34,736       39,052
                                             --------     --------    --------     --------
  Subtotal.................................    94,372      100,180      93,390      101,157
Mortgage-backed, commercial mortgage-backed
  and other asset-backed securities........    47,418       47,578      47,832       48,817
                                             --------     --------    --------     --------
  Subtotal.................................   141,790      147,758     141,222      149,974
Redeemable preferred stock.................       139          139         274          255
                                             --------     --------    --------     --------
  Total fixed maturities...................  $141,929     $147,897    $141,496     $150,229
                                             ========     ========    ========     ========

     Bonds not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturities and equity securities classified as available-for-sale were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Proceeds................................................  $97,347   $53,639   $48,390
Gross investment gains..................................  $   623   $   792   $   446
Gross investment losses.................................  $  (956)  $  (468)  $  (452)

     Gross investment losses above exclude writedowns recorded during 2005, 2004 and 2003 for other-than-temporarily impaired available-for-sale fixed maturities and equity securities of $64 million, $93 million and $328 million, respectively.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment or are attributable to declines in fair value occurring in the period of disposition.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES
AVAILABLE-FOR-SALE

     The following tables show the estimated fair values and gross unrealized losses of the Company's fixed maturities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                                                  DECEMBER 31, 2005
                                       ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS         THAN 12 MONTHS               TOTAL
                                       ----------------------   ----------------------   ----------------------
                                       ESTIMATED     GROSS      ESTIMATED     GROSS      ESTIMATED     GROSS
                                         FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
                                         VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                       ---------   ----------   ---------   ----------   ---------   ----------
                                                      (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities............   $12,171       $275       $2,295        $ 83       $14,466      $  358
Residential mortgage-backed
  securities.........................    18,839        267          884          25        19,723         292
Foreign corporate securities.........     6,947        199        1,621          58         8,568         257
U.S. Treasury/agency securities......     2,856         16          107           2         2,963          18
Commercial mortgage-backed
  securities.........................     5,323         89          401          13         5,724         102
Asset-backed securities..............     2,289         21          239           8         2,528          29
Foreign government securities........       429          9          161           1           590          10
State and political subdivision
  securities.........................       327         10           --          --           327          10
Other fixed maturity securities......        --         29           38           4            38          33
                                        -------       ----       ------        ----       -------      ------
  Total bonds........................    49,181        915        5,746         194        54,927       1,109
Redeemable preferred stocks..........        48          1           --          --            48           1
                                        -------       ----       ------        ----       -------      ------
  Total fixed maturities.............   $49,229       $916       $5,746        $194       $54,975      $1,110
                                        =======       ====       ======        ====       =======      ======
Equity securities....................   $   409       $ 24       $   57        $  4       $   466      $   28
                                        =======       ====       ======        ====       =======      ======
Total number of securities in an
  unrealized loss position...........     3,607                     675                     4,282
                                        =======                  ======                   =======

                                                                  DECEMBER 31, 2004
                                       ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS         THAN 12 MONTHS               TOTAL
                                       ----------------------   ----------------------   ----------------------
                                       ESTIMATED     GROSS      ESTIMATED     GROSS      ESTIMATED     GROSS
                                         FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
                                         VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                       ---------   ----------   ---------   ----------   ---------   ----------
                                                      (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities............   $ 8,122       $ 97       $1,081        $ 47       $ 9,203       $144
Residential mortgage-backed
  securities.........................     7,257         49          215           3         7,472         52
Foreign corporate securities.........     3,234         52          413          13         3,647         65
U.S. Treasury/agency securities......     4,399         19            1          --         4,400         19
Commercial mortgage-backed
  securities.........................     3,137         27          136           3         3,273         30
Asset-backed securities..............     3,424         22          203           7         3,627         29
Foreign government securities........       490          8           39           4           529         12
State and political subdivision
  securities.........................        37         --           14           1            51          1
Other fixed maturity securities......        37         33           12          --            49         33
                                        -------       ----       ------        ----       -------       ----
  Total bonds........................    30,137        307        2,114          78        32,251        385
Redeemable preferred stocks..........       255         19           --          --           255         19
                                        -------       ----       ------        ----       -------       ----
  Total fixed maturities.............   $30,392       $326       $2,114        $ 78       $32,506       $404
                                        =======       ====       ======        ====       =======       ====
Equity securities....................   $    78       $  5       $    4        $ --       $    82       $  5
                                        =======       ====       ======        ====       =======       ====
Total number of securities in an
  unrealized loss position...........     2,896                     248                     3,144
                                        =======                  ======                   =======

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized losses and number of securities for fixed maturities and equity securities at December 31, 2005 and 2004, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more for:

                                                       DECEMBER 31, 2005
                                  ------------------------------------------------------------
                                       COST OR               GROSS              NUMBER OF
                                    AMORTIZED COST     UNREALIZED LOSSES        SECURITIES
                                  ------------------   ------------------   ------------------
                                  LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                     20%       MORE       20%       MORE       20%       MORE
                                  ---------   ------   ---------   ------   ---------   ------
                                           (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months............   $43,966     $68      $  732      $18       2,827       89
Six months or greater but less
  than nine months..............     2,666       4          82        2         268        7
Nine months or greater but less
  than twelve months............     3,874      --         106       --         415        1
Twelve months or greater........     5,980      21         193        5         668        7
                                   -------     ---      ------      ---       -----      ---
  Total.........................   $56,486     $93      $1,113      $25       4,178      104
                                   =======     ===      ======      ===       =====      ===

                                                       DECEMBER 31, 2004
                                  ------------------------------------------------------------
                                       COST OR               GROSS              NUMBER OF
                                    AMORTIZED COST     UNREALIZED LOSSES        SECURITIES
                                  ------------------   ------------------   ------------------
                                  LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                     20%       MORE       20%       MORE       20%       MORE
                                  ---------   ------   ---------   ------   ---------   ------
                                           (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months............   $22,449     $51       $194       $12       2,020      117
Six months or greater but less
  than nine months..............     7,039       8         94         1         593        5
Nine months or greater but less
  than twelve months............     1,235      19         26         4         156        5
Twelve months or greater........     2,176      20         63        15         241        7
                                   -------     ---       ----       ---       -----      ---
  Total.........................   $32,899     $98       $377       $32       3,010      134
                                   =======     ===       ====       ===       =====      ===

     As of December 31, 2005, $1,113 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities. As of December 31, 2004, $377 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 1% of the cost or amortized cost of such securities.

     As of December 31, 2005, $25 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. Of such unrealized losses of $25 million, $18 million have been in an unrealized loss position for a period of less than six months. As of December 31, 2004, $32 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 33% of the cost or amortized cost of such securities. Of such unrealized losses of $32 million, $12 million have been in an unrealized loss position for a period of less than six months.

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. The increase in the unrealized losses during 2005 is principally

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

driven by an increase in interest rates during the year. Based upon the Company's evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the year, and the Company's intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover; the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING PROGRAM

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $19,479 million and $23,325 million and an estimated fair value of $20,417 million and $24,625 million were on loan under the program at December 31, 2005 and 2004, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $20,975 million and $25,230 million at December 31, 2005 and 2004, respectively. Securities loaned transactions are accounted for as financing arrangements on the Company's consolidated balance sheets and consolidated statements of cash flows and the income and expenses associated with the program are reported in net investment income as investment income and investment expenses, respectively. Security collateral of $33 million and $17 million, respectively, at December 31, 2005 and 2004 on deposit from customers in connection with the securities lending transactions may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT AND HELD IN TRUST

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $1,473 million and $1,315 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,492 million and $1,880 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans were categorized as follows:

                                                               DECEMBER 31,
                                                   -------------------------------------
                                                         2005                2004
                                                   -----------------   -----------------
                                                   AMOUNT    PERCENT   AMOUNT    PERCENT
                                                   -------   -------   -------   -------
                                                               (IN MILLIONS)
Commercial mortgage loans........................  $26,574      80%    $25,432      80%
Agricultural mortgage loans......................    6,242      19       5,654      18
Consumer loans...................................      427       1         639       2
                                                   -------     ---     -------     ---
  Total..........................................   33,243     100%     31,725     100%
                                                               ===                 ===
Less: Valuation allowances.......................      149                 154
                                                   -------             -------
  Mortgage and consumer loans....................  $33,094             $31,571
                                                   =======             =======

     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2005, approximately 20%, 9% and 7% of the properties were located in California, New York and Illinois, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Of the mortgage loans held at December 31, 2005 and 2004, $781 million and $1,480 million, respectively, of the loans granted, were in connection with Metropolitan Insurance and Annuity Company's ("MIAC"), a related party, purchase of real estate from the Company in 2001 and 2003. MIAC was merged into MTL, also a related party, in 2004. In 2005, MTL sold its 200 Park Avenue real estate property located in New York City, to a third party for $1.72 billion. Concurrent with the sale, MTL repaid the related $690 million mortgage, including accrued interest, it owed to the Company. Based on the terms of the loan agreement, the Company also received a $120 million prepayment fee from MTL, which was recognized as investment income when received.

     In addition, the Company has also loaned money to certain real estate joint ventures which are recorded as mortgage loans. The carrying values of such mortgages were $379 million and $641 million at December 31, 2005 and 2004, respectively.

     Changes in loan valuation allowances for mortgage and consumer loans were as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2005   2004   2003
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Balance, beginning of year..................................  $154   $126   $122
Additions...................................................    43     56     50
Deductions..................................................   (48)   (28)   (46)
                                                              ----   ----   ----
Balance, end of year........................................  $149   $154   $126
                                                              ====   ====   ====

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                              DECEMBER 31,
                                                              -------------
                                                              2005    2004
                                                              -----   -----
                                                              (IN MILLIONS)
Impaired mortgage loans with valuation allowances...........   $11    $178
Impaired mortgage loans without valuation allowances........    86     115
                                                               ---    ----
  Total.....................................................    97     293
Less: Valuation allowances on impaired loans................     2      40
                                                               ---    ----
  Impaired loans............................................   $95    $253
                                                               ===    ====

     The average investment in impaired loans was $152 million, $376 million and $615 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest income on impaired loans was $6 million, $25 million and $55 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     The investment in restructured loans was $37 million and $121 million at December 31, 2005 and 2004, respectively. Interest income of $2 million, $9 million and $19 million was recognized on restructured loans for the years ended December 31, 2005, 2004 and 2003, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $3 million, $11 million and $24 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Mortgage and consumer loans with scheduled payments of 60 days (90 days for agricultural mortgages) or more past due or in foreclosure had an amortized cost of $30 million and $35 million at December 31, 2005 and 2004, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2005     2004
                                                              ------   ------
                                                               (IN MILLIONS)
Real estate and real estate joint ventures
  held-for-investment.......................................  $4,205   $2,761
Impairments.................................................    (118)    (118)
                                                              ------   ------
  Total.....................................................   4,087    2,643
                                                              ------   ------
Real estate held-for-sale...................................      --      694
Impairments.................................................      --      (16)
                                                              ------   ------
  Total.....................................................      --      678
                                                              ------   ------
     Real estate and real estate joint ventures.............  $4,087   $3,321
                                                              ======   ======

     Accumulated depreciation on real estate was $993 million and $1,222 million at December 31, 2005 and 2004, respectively. Related depreciation expense was $103 million, $116 million and $124 million for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts include $9 million, $37 million and $51 million of depreciation expense related to discontinued operations for the years ended December 31, 2005, 2004 and 2003, respectively.

     Real estate and real estate joint ventures were categorized as follows:

                                                                DECEMBER 31,
                                                     -----------------------------------
                                                           2005               2004
                                                     ----------------   ----------------
                                                     AMOUNT   PERCENT   AMOUNT   PERCENT
                                                     ------   -------   ------   -------
                                                                (IN MILLIONS)
Office.............................................  $2,529      62%    $1,800      55%
Retail.............................................     612      15        556      17
Apartments.........................................     447      11        514      15
Land...............................................      40       1         47       1
Agriculture........................................       2      --          1      --
Other..............................................     457      11        403      12
                                                     ------     ---     ------     ---
  Total............................................  $4,087     100%    $3,321     100%
                                                     ======     ===     ======     ===

     The Company's real estate holdings are primarily located in the United States. At December 31, 2005, approximately 26%, 17% and 15% of the Company's real estate holdings were located in California, Texas and New York, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in the real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2005   2004   2003
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Balance, beginning of year..................................  $ 4    $ 12   $ 11
Additions...................................................    5      13     17
Deductions..................................................   (9)    (21)   (16)
                                                              ---    ----   ----
Balance, end of year........................................  $--    $  4   $ 12
                                                              ===    ====   ====

     Investment income related to impaired real estate and real estate joint ventures held-for-investment was $7 million, $15 million and $34 million for the years ended December 31, 2005, 2004 and 2003, respectively. There was no investment income (expense) related to impaired real estate and real estate joint ventures held-for-sale for the year ended December 31, 2005. Investment income (expense) related to impaired real estate and real estate joint ventures held-for-sale was ($1) million and $1 million for the years ended December 31, 2004 and 2003, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $30 million and $38 million at December 31, 2005 and 2004, respectively.

     The Company owned no real estate acquired in satisfaction of debt at December 31, 2005. The Company owned real estate acquired in satisfaction of debt of $1 million at December 31, 2004.

  LEVERAGED LEASES

     Leveraged leases, included in other invested assets, consisted of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2005     2004
                                                              ------   ------
                                                               (IN MILLIONS)
Investment..................................................  $  991   $1,059
Estimated residual values...................................     735      480
                                                              ------   ------
  Total.....................................................   1,726    1,539
Unearned income.............................................    (645)    (424)
                                                              ------   ------
  Leveraged leases..........................................  $1,081   $1,115
                                                              ======   ======

     The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from one to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred income tax liability related to leveraged leases was $605 million and $757 million at December 31, 2005 and 2004, respectively.

  FUNDS WITHHELD AT INTEREST

     Included in other invested assets at December 31, 2005 and 2004, were funds withheld at interest of $3,479 million and $2,788 million, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Fixed maturities........................................  $ 8,600   $ 8,085   $ 7,765
Equity securities.......................................       42        65        27
Mortgage and consumer loans.............................    2,246     1,957     1,932
Real estate and real estate joint ventures..............      592       484       425
Policy loans............................................      497       492       510
Other limited partnership interests.....................      676       324        80
Cash, cash equivalents and short-term investments.......      113        64        83
Other...................................................      381       179       175
                                                          -------   -------   -------
  Total.................................................   13,147    11,650    10,997
Less: Investment expenses...............................    1,397       832       730
                                                          -------   -------   -------
  Net investment income.................................  $11,750   $10,818   $10,267
                                                          =======   =======   =======

  NET INVESTMENT GAINS (LOSSES)

     Net investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Fixed maturities............................................  $(518)   $  81    $(373)
Equity securities...........................................    121      150       39
Mortgage and consumer loans.................................     31       54      (51)
Real estate and real estate joint ventures..................      7        5       20
Other limited partnership interests.........................     43       53      (84)
Derivatives.................................................    415     (232)     (91)
Other.......................................................     80      171       14
                                                              -----    -----    -----
  Total net investment gains (losses).......................  $ 179    $ 282    $(526)
                                                              =====    =====    =====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Fixed maturities........................................  $ 5,972   $ 8,571   $ 8,094
Equity securities.......................................      225       270       353
Derivatives.............................................     (207)     (494)     (395)
Minority Interest.......................................     (171)     (103)      (61)
Other...................................................      (82)       34         6
                                                          -------   -------   -------
  Total.................................................    5,737     8,278     7,997
                                                          -------   -------   -------
Amounts related to:
  Future policy benefit loss recognition................   (1,259)   (1,953)   (1,453)
  DAC and VOBA..........................................     (148)     (407)     (495)
  Participating contracts...............................       --        --      (117)
  Policyholder dividend obligation......................   (1,492)   (2,119)   (2,130)
                                                          -------   -------   -------
  Total.................................................   (2,899)   (4,479)   (4,195)
                                                          -------   -------   -------
Deferred income taxes...................................   (1,029)   (1,391)   (1,397)
                                                          -------   -------   -------
  Total.................................................   (3,928)   (5,870)   (5,592)
                                                          -------   -------   -------
     Net unrealized investment gains (losses)...........  $ 1,809   $ 2,408   $ 2,405
                                                          =======   =======   =======

     The changes in net unrealized investment gains (losses) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            -------------------------
                                                             2005      2004     2003
                                                            -------   ------   ------
                                                                  (IN MILLIONS)
Balance, beginning of year................................  $ 2,408   $2,405   $1,991
Unrealized investment gains (losses) during the year......   (2,556)     281      994
Unrealized investment gains (losses) of subsidiaries at
  date of sale............................................       15       --      269
Unrealized investment gains (losses) relating to:
  Future policy benefit gains (losses) recognition........      694     (500)    (211)
  DAC and VOBA............................................      259       88     (129)
  Participating contracts.................................       --      117       12
  Policyholder dividend obligation........................      627       11     (248)
Deferred income taxes.....................................      362        6     (273)
                                                            -------   ------   ------
Balance, end of year......................................  $ 1,809   $2,408   $2,405
                                                            -------   ------   ------
Net change in unrealized investment gains (losses)........  $  (599)  $    3   $  414
                                                            =======   ======   ======

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  TRADING SECURITIES

     Net investment income for the year ended December 31, 2005 includes $3 million of losses on securities classified as trading. The $3 million primarily relates to net losses recognized on trading securities sold during the year ended December 31, 2005. For the year ended December 31, 2005, changes in fair value on trading securities held at December 31, 2005 were less than $1 million. The Company did not hold any trading securities during the years ended December 31, 2004 and 2003.

  STRUCTURED INVESTMENT TRANSACTIONS

     The Company invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $362 million and $636 million at December 31, 2005 and 2004, respectively. The related net investment income recognized was $28 million, $44 million and $78 million for the years ended December 31, 2005, 2004 and 2003, respectively.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that (i) it is the primary beneficiary and which are consolidated in the Company's consolidated financial statements at December 31, 2005; and (ii) it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                         DECEMBER 31, 2005
                                    -----------------------------------------------------------
                                        PRIMARY BENEFICIARY          NOT PRIMARY BENEFICIARY
                                    ----------------------------   ----------------------------
                                      TOTAL     MAXIMUM EXPOSURE     TOTAL     MAXIMUM EXPOSURE
                                    ASSETS(1)      TO LOSS(2)      ASSETS(1)      TO LOSS(2)
                                    ---------   ----------------   ---------   ----------------
                                                           (IN MILLIONS)
Asset-backed securitizations and
  collateralized debt
  obligations.....................    $ --            $ --          $ 3,728         $  394
Real estate joint ventures(3).....     304             114              150             --
Other limited partnerships(4).....      48              35           15,030          1,966
Other investments(5)..............      --              --            3,522            177
                                      ----            ----          -------         ------
  Total...........................    $352            $149          $22,430         $2,537
                                      ====            ====          =======         ======

---------------

(1) The assets of the asset-backed securitizations and collateralized debt obligations are reflected at fair value at December 31, 2005. The assets of the real estate joint ventures, other limited partnerships and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss of the asset-backed securitizations and collateralized debt obligations is equal to the carrying amounts of participation or retained interests. In addition, the Company provides collateral management services for certain of these structures for which it collects a management fee. The maximum exposure to loss relating to real estate joint ventures, other limited partnerships and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(4) Other limited partnerships include partnerships established for the purpose of investing in real estate funds, public and private debt and equity securities, as well as limited partnerships established for the purpose of investing in low-income housing that qualifies for federal tax credits.

(5) Other investments include securities that are not asset-backed securitizations or collateralized debt obligations.

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE INSTRUMENTS

     The following table provides a summary of the notional amounts and current market or fair value of derivative financial instruments held at:

                                        DECEMBER 31, 2005                 DECEMBER 31, 2004
                                 -------------------------------   -------------------------------
                                             CURRENT MARKET OR                 CURRENT MARKET OR
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
Interest rate swaps............  $12,857     $294       $ 12       $12,215     $276      $   19
Interest rate floors...........    6,515       80         --         2,065       24          --
Interest rate caps.............   24,970      224         --         7,045       12          --
Financial futures..............       63        1         --           417       --           5
Foreign currency swaps.........    9,256       74        852         7,457      149       1,274
Foreign currency forwards......    2,333       26         41           888       --          57
Options........................      221        2          2           263        8           7
Financial forwards.............    2,446       13          1           326       --          --
Credit default swaps...........    4,789       11          9         1,879       10           5
Synthetic GICs.................    5,477       --         --         5,869       --          --
Other..........................      250        9         --           450        1           1
                                 -------     ----       ----       -------     ----      ------
  Total........................  $69,177     $734       $917       $38,874     $480      $1,368
                                 =======     ====       ====       =======     ====      ======

     The above table does not include notional values for equity financial forwards. At December 31, 2005 and 2004, the Company owned 132,000 and no equity financial forwards, respectively. Equity financial forwards market values are included in financial forwards in the preceding table.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table provides a summary of the notional amounts of derivative financial instruments by maturity at December 31, 2005:

                                                          REMAINING LIFE
                                     --------------------------------------------------------
                                                  AFTER        AFTER
                                                 ONE YEAR    FIVE YEARS
                                     ONE YEAR    THROUGH      THROUGH       AFTER
                                     OR LESS    FIVE YEARS   TEN YEARS    TEN YEARS    TOTAL
                                     --------   ----------   ----------   ---------   -------
                                                          (IN MILLIONS)
Interest rate swaps................  $ 3,679     $ 3,607      $ 2,429      $3,142     $12,857
Interest rate floors...............       --         325        6,190          --       6,515
Interest rate caps.................   12,900      12,070           --          --      24,970
Financial futures..................       63          --           --          --          63
Foreign currency swaps.............      216       3,812        4,350         878       9,256
Foreign currency forwards..........    2,333          --           --          --       2,333
Options............................      220          --            1          --         221
Financial forwards.................      446          --           --       2,000       2,446
Credit default swaps...............      580       3,960          249          --       4,789
Synthetic GICs.....................    4,751         726           --          --       5,477
Other..............................      250          --           --          --         250
                                     -------     -------      -------      ------     -------
  Total............................  $25,438     $24,500      $13,219      $6,020     $69,177
                                     =======     =======      =======      ======     =======

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The value of interest rate futures is substantially impacted in interest rates and they can be used to modify or hedge existing interest rate risk.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards and swaps to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Swaptions are used by the Company primarily to sell, or monetize, embedded call options in its fixed rate liabilities. A swaption is an option to enter into a swap with an effective date equal to the exercise date of the embedded call and a maturity date equal to the maturity date of the underlying liability. The Company receives a premium for entering into the swaption. Swaptions are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Swap spread locks are used by the Company to hedge invested assets on an economic basis against the risk of changes in credit spreads. Swap spread locks are forward starting swaps where the Company agrees to pay a coupon based on a predetermined reference swap spread in exchange for receiving a coupon based on a floating rate. The Company has the option to cash settle with the counterparty in lieu of maintaining the swap after the effective date. Swap spread locks are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used in replication synthetic asset transactions ("RSATs") to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RSATs are a combination of a derivative and usually a U.S. Treasury or Agency security. RSATs that involve the use of credit default swaps are included in such classification in the preceding table.

     Total rate of return swaps ("TRRs") are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and LIBOR, calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. TRRs can be used as hedges or RSATs and are included in the other classification in the preceding table.

     A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium.

  HEDGING

     The table below provides a summary of the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2005                 DECEMBER 31, 2004
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
Fair value.....................  $ 4,419     $ 50       $104       $ 4,850     $173      $  233
Cash flow......................    6,233       29        437         8,057       40         664
Foreign operations.............      834        2         37           535       --          47
Non-qualifying.................   57,691      653        339        25,432      267         424
                                 -------     ----       ----       -------     ----      ------
  Total........................  $69,177     $734       $917       $38,874     $480      $1,368
                                 =======     ====       ====       =======     ====      ======

     The following table provides the settlement payments recorded in income for the:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2005     2004      2003
                                                              ------   -------   ------
                                                                    (IN MILLIONS)
Qualifying hedges:
  Net investment income.....................................   $ 42     $(144)    $(61)
  Interest credited to policyholder account balances........     17        45       --
Non-qualifying hedges:
  Net investment gains (losses).............................     86        51       84
                                                               ----     -----     ----
     Total..................................................   $145     $ (48)    $ 23
                                                               ====     =====     ====

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004     2003
                                                              -------   ------   -------
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(118)    $ 64     $(184)
Changes in the fair value of the items hedged...............     116      (49)      158
                                                               -----     ----     -----
Net ineffectiveness of fair value hedging activities........   $  (2)    $ 15     $ (26)
                                                               =====     ====     =====

     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities; (iv) interest rate futures to hedge against changes in value of securities to be acquired; (v) interest rate futures to hedge against changes in interest rates on liabilities to be issued; and (vi) financial forwards to buy and sell securities.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized net investment gains (losses) of ($21) million, ($31) million, and ($67) million, respectively, which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. The net amounts reclassified into net investment gains (losses) for the years ended December 31, 2005, 2004 and 2003 related to such discontinued cash flow hedges were losses of $42 million, $29 million and $0 million, respectively. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments.

     Presented below is a roll forward of the components of other comprehensive income (loss), before income taxes, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Other comprehensive income (loss) balance at the beginning
  of the year...............................................  $(447)   $(385)   $ (24)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    196      (98)    (367)
Amounts reclassified to net investment gains (losses).......     44       41       12
Amounts reclassified to net investment income...............      2        2        2
Amortization of transition adjustment.......................     (2)      (7)      (8)
                                                              -----    -----    -----
Other comprehensive income (loss) balance at the end of the
  year......................................................  $(207)   $(447)   $(385)
                                                              =====    =====    =====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2005, approximately $7 million of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2006.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts, foreign currency swaps and options to hedge portions of its net investment in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded in 2005, 2004 or 2003.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2005, 2004 and 2003 include losses of $27 million, $47 million and $10 million, respectively, related to foreign currency contracts used to hedge its net investments in foreign operations. At December 31, 2005 and 2004, the cumulative foreign currency translation loss recorded in Accumulated other comprehensive income ("AOCI") related to these hedges was approximately $84 million and $57 million, respectively. When substantially all of the net investments in foreign operations are sold or liquidated, the amounts in AOCI are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to minimize its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to minimize its exposure to adverse movements in exchange rates; (iii) swaptions to sell embedded call options in fixed rate liabilities;
(iv) credit default swaps to minimize its exposure to adverse movements in credit; (v) credit default swaps to diversify its credit risk exposure in certain portfolios; (vi) interest rate futures and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products;
(vii) swap spread locks to hedge invested assets against the risk of changes in credit spreads; (viii) financial forwards to buy and sell securities; (ix) synthetic GICs to synthetically create traditional GICs; (x) RSATs and TRRs to synthetically create investments; and (xi) basis swaps to better match the cash flows from assets and related liabilities.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized as net investment gains (losses) changes in fair value of $401 million, ($107) million and ($110) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed rate of return contracts, guaranteed minimum withdrawal, accumulation, and interest benefit contracts, and modified coinsurance contracts. The fair value of the Company's embedded derivative assets was $50 million and $43 million at December 31, 2005 and 2004, respectively. The fair value of the Company's embedded derivative liabilities was $10 million and $26 million at December 31, 2005 and 2004, respectively. The amounts recorded in net investment gains (losses) during the years ended December 31, 2005, 2004 and 2003 were gains of $29 million, $34 million and $19 million, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CREDIT RISK

     The Company may be exposed to credit related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     As noted above, the Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2005, the Company was obligated to return cash collateral under its control of $34 million, but held no non-cash collateral. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The Company did not have any cash or other collateral related to derivative instruments at December 31, 2004.

     As of December 31, 2005 and 2004, the Company had not pledged any collateral related to derivative instruments.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INSURANCE

  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                           DEFERRED
                                                            POLICY      VALUE OF
                                                          ACQUISITION   BUSINESS
                                                             COSTS      ACQUIRED    TOTAL
                                                          -----------   --------   -------
                                                                   (IN MILLIONS)
Balance at January 1, 2003..............................    $ 8,790       $871     $ 9,661
  Capitalizations.......................................      1,982         --       1,982
  Acquisitions..........................................        218         --         218
                                                            -------       ----     -------
       Total............................................     10,990        871      11,861
                                                            -------       ----     -------
  Less: Amortization related to:
     Net investment gains (losses)......................         10         (5)          5
     Unrealized investment gains (losses)...............        138         (9)        129
     Other expenses.....................................      1,332         49       1,381
                                                            -------       ----     -------
       Total amortization...............................      1,480         35       1,515
                                                            -------       ----     -------
  Less: Dispositions and other..........................       (120)        --        (120)
                                                            -------       ----     -------
Balance at December 31, 2003............................      9,390        836      10,226
  Capitalizations.......................................      1,817         --       1,817
                                                            -------       ----     -------
       Total............................................     11,207        836      12,043
                                                            -------       ----     -------
  Less: Amortization related to:
     Net investment gains (losses)......................          5          1           6
     Unrealized investment gains (losses)...............        (12)       (76)        (88)
     Other expenses.....................................      1,058         81       1,139
                                                            -------       ----     -------
       Total amortization...............................      1,051          6       1,057
                                                            -------       ----     -------
  Less: Dispositions and other..........................         99        (23)         76
                                                            -------       ----     -------
Balance at December 31, 2004............................     10,255        807      11,062
  Capitalizations.......................................      1,619         --       1,619
                                                            -------       ----     -------
       Total............................................     11,874        807      12,681
                                                            -------       ----     -------
  Less: Amortization related to:
     Net investment gains (losses)......................         13          2          15
     Unrealized investment gains (losses)...............       (244)       (15)       (259)
     Other expenses.....................................      1,304         66       1,370
                                                            -------       ----     -------
       Total amortization...............................      1,073         53       1,126
                                                            -------       ----     -------
  Less: Dispositions and other..........................       (120)         3        (117)
                                                            -------       ----     -------
Balance at December 31, 2005............................    $10,681       $757     $11,438
                                                            =======       ====     =======

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated future amortization expense for the next five years allocated to other expenses for VOBA is $65 million in 2006, $63 million in 2007, $61 million in 2008, $61 million in 2009 and $37 million in 2010.

     Amortization of DAC and VOBA is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

  SALES INDUCEMENTS

     Changes in deferred sales inducements, which are reported within other assets in the consolidated balance sheets, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2005    2004
                                                              -----   -----
                                                              (IN MILLIONS)
Balance at January 1........................................   $75     $52
  Capitalization............................................    29      29
  Amortization..............................................    (9)     (6)
                                                               ---     ---
Balance at December 31......................................   $95     $75
                                                               ===     ===

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     The following table provides an analysis of the activity in the liability for unpaid claims and claim expenses relating to property and casualty, group accident and non-medical health policies and contracts, which are reported within future policyholder benefits in the consolidated balance sheets:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Balance at January 1....................................  $ 3,847   $ 3,560   $ 4,821
  Less: Reinsurance recoverables........................     (287)     (284)     (496)
                                                          -------   -------   -------
Net balance at January 1................................    3,560     3,276     4,325
                                                          -------   -------   -------
Incurred related to:
  Current year..........................................    2,791     2,491     3,816
  Prior years...........................................      (41)       (9)       28
                                                          -------   -------   -------
                                                            2,750     2,482     3,844
                                                          -------   -------   -------
Paid related to:
  Current year..........................................   (1,667)   (1,519)   (2,153)
  Prior years...........................................     (742)     (679)   (1,290)
                                                          -------   -------   -------
                                                           (2,409)   (2,198)   (3,443)
                                                          -------   -------   -------
Dispositions............................................       --        --    (1,450)
Net Balance at December 31..............................    3,901     3,560     3,276
  Add: Reinsurance recoverables.........................      290       287       284
                                                          -------   -------   -------
Balance at December 31..................................  $ 4,191   $ 3,847   $ 3,560
                                                          =======   =======   =======

     As a result of changes in estimates of insured events in the prior years, the claims and claim adjustment expenses decreased $41 million in 2005 due to a refinement in the estimation methodology for non-medical health long-term care claim reserves, improved loss ratio reserves for non-medical health claim reserves and improved claim management.

     In 2004, the claims and claim adjustment expense decreased by $9 million due to improved loss ratios in non-medical health claim reserves and improved claims management.

     In 2003, prior to the sale of Met P&C, the claims and claim adjustment expense increased by $28 million as a result of the re-evaluation of loss trends related to the automobile line of business.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits") and
(ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid up benefit.

     The Company had the following types of guarantees relating to annuity and universal and variable life contracts at:

ANNUITY CONTRACTS

                                                                    DECEMBER 31,
                                           ---------------------------------------------------------------
                                                        2005                             2004
                                           ------------------------------   ------------------------------
                                               IN THE            AT             IN THE            AT
                                           EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                           --------------   -------------   --------------   -------------
                                                                    (IN MILLIONS)
RETURN OF NET DEPOSITS
  Account value..........................    $   2,527              N/A       $   2,039              N/A
  Net amount at risk.....................    $       1(1)           N/A       $      11(1)           N/A
  Average attained age of
     contractholders.....................     58 years              N/A        58 years              N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
  Account value..........................    $  31,646        $   3,847       $  29,834        $   2,659
  Net amount at risk.....................    $     521(1)     $      17(2)    $     735(1)     $       7(2)
  Average attained age of
     contractholders.....................     60 years         57 years        61 years         56 years
TWO TIER ANNUITIES
  General account value..................          N/A        $     299             N/A        $     301
  Net amount at risk.....................          N/A        $      36(3)          N/A        $      36(3)
  Average attained age of
     contractholders.....................          N/A         58 years             N/A         58 years

UNIVERSAL AND VARIABLE LIFE CONTRACTS

                                                                    DECEMBER 31,
                                                ----------------------------------------------------
                                                          2005                        2004
                                                ------------------------    ------------------------
                                                SECONDARY      PAID UP      SECONDARY      PAID UP
                                                GUARANTEES    GUARANTEES    GUARANTEES    GUARANTEES
                                                ----------    ----------    ----------    ----------
                                                                   (IN MILLIONS)
Account value (general and separate
  account)....................................  $   5,413     $   1,680     $   4,715     $   1,659
Net amount at risk............................  $  98,907(1)  $  15,633(1)  $  94,163(1)  $  16,830(1)
Average attained age of policyholders.........   45 years      52 years      45 years      51 years

---------------

(1) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(2) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

(3) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

     The net amount at risk is based on the direct amount at risk (excluding reinsurance).

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

     Liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts are as follows:

                                       ANNUITY CONTRACTS          UNIVERSAL AND VARIABLE
                                 ------------------------------       LIFE CONTRACTS
                                                   GUARANTEED     -----------------------
                                   GUARANTEED     ANNUITIZATION   SECONDARY     PAID UP
                                 DEATH BENEFITS     BENEFITS      GUARANTEES   GUARANTEES   TOTAL
                                 --------------   -------------   ----------   ----------   -----
                                                          (IN MILLIONS)
Balance at January 1, 2004.....       $ 8              $16           $ 6          $ 6       $ 36
Incurred guaranteed benefits...         4               (9)            4            1         --
Paid guaranteed benefits.......        (6)              --            (4)          --        (10)
                                      ---              ---           ---          ---       ----
Balance at December 31, 2004...         6                7             6            7         26
Incurred guaranteed benefits...         4               --             2            5         11
Paid guaranteed benefits.......        (2)              --            (1)          --         (3)
                                      ---              ---           ---          ---       ----
Balance at December 31, 2005...       $ 8              $ 7           $ 7          $12       $ 34
                                      ===              ===           ===          ===       ====

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows at:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2005      2004
                                                              -------   -------
                                                                (IN MILLIONS)
Mutual Fund Groupings
  Equity....................................................  $21,143   $18,873
  Bond......................................................    2,606     2,270
  Balanced..................................................    1,074       886
  Money Market..............................................      206       212
  Specialty.................................................      229        79
                                                              -------   -------
     TOTAL..................................................  $25,258   $22,320
                                                              =======   =======

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $57,406 million and $53,382 million at December 31, 2005 and 2004, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $15,746 million and $15,125 million at December 31, 2005 and 2004, respectively. The latter category consisted primarily of Met Managed Guaranteed Interest Contracts and participating close-out contracts. The average interest rates credited on these contracts were 4.5% and 4.7% at December 31, 2005 and 2004, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $1,058 million, $998 million and $899 million for the years ended December 31, 2005, 2004 and 2003, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2005, fixed maturities, equity securities, and cash and cash equivalents reported on the consolidated balance sheets include $0 million, $30 million and $1 million, respectively, of the Company's proportional interest in separate accounts. At December 31, 2004, fixed maturities, equity securities, and cash and cash equivalents reported on the consolidated balance sheets include $27 million, $20 million and $1 million, respectively, of the Company's proportional interest in separate accounts.

     For both the years ended December 31, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies that it wrote through its various franchises. This practice was initiated by the different franchises for different products starting at various points in time between 1992 and 2000. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company reinsures up to 90% of the mortality risk in excess of $1 million for most new life insurance policies that it writes through its various franchises and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $25 million per life on single life policies and $30 million per life on survivorship policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. In addition, the Company reinsures a significant portion of the mortality risk on its universal life policies issued since 1983. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

     The Company had also protected itself through the purchase of combination risk coverage. This reinsurance coverage pooled risks from several lines of business and included individual and group life claims in excess of $2 million per policy. This combination risk coverage was commuted during 2005, resulting in a $2 million reduction in premiums and annuity considerations.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     In the Reinsurance Segment, Reinsurance Group of America, Incorporated ("RGA") retains a maximum of $6 million of coverage per individual life with respect to its assumed reinsurance business.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Direct premiums earned..................................  $16,466   $15,347   $16,794
Reinsurance assumed.....................................    5,046     4,330     3,565
Reinsurance ceded.......................................   (2,256)   (2,240)   (2,260)
                                                          -------   -------   -------
Net premiums earned.....................................  $19,256   $17,437   $18,099
                                                          =======   =======   =======
Reinsurance recoveries netted against policyholder
  benefits and claims...................................  $ 1,495   $ 1,626   $ 2,032
                                                          =======   =======   =======

     Written premiums are not materially different than earned premiums presented in the preceding table.

     For the years ended December 31, 2005, 2004, and 2003, ceded and assumed include affiliated transactions of $529 million, $457 million and $436 million, respectively.

     Reinsurance recoverables, included in premiums and other receivables, were $3,796 million and $3,735 million at December 31, 2005 and 2004, respectively, including $1,261 million and $1,302 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $263 million and $100 million at December 31, 2005 and 2004, respectively.

     Included in premiums and other receivables are reinsurance due from Exeter Reassurance Company, Ltd., Texas Life Insurance Company, First MetLife Investors Insurance Company, MetLife Investors USA Insurance Company ("MLI USA"), The Travelers Insurance Company, and MetLife Investors Insurance Company related parties of $1,422 million and $269 million at December 31, 2005 and 2004.

     Included in future policy benefits, other policyholder funds, policyholder account balances, and other liabilities are reinsurance liabilities assumed from COVA Corporation, Metropolitan Tower Life Insurance Company, MetLife Investors Group, Inc., First MetLife Investors Insurance Company, MetLife Investors Insurance Company, Exeter Reassurance Company, Ltd. and Traveler's Insurance Company related parties of $1,228 million, $268 million, $389 million and $3,064 million at December 31, 2005. Included in future policy benefits, other policyholder funds, policyholder account balances, and other liabilities are reinsurance liabilities assumed from COVA Corporation, Metropolitan Tower Life Insurance Company, MetLife Investors Group, Inc., First MetLife Investors Insurance Company, MetLife Investors Insurance Company, Exeter Reassurance Company, Ltd. and Metropolitan Life and Annuity Company related parties of $863 million, $415 million, $256 million and $2,215 million at December 31, 2004.

     Effective January 1, 2005, a subsidiary of the Company, General American Life Insurance Company ("General American") entered into a reinsurance agreement to cede an in force block of business to MLI USA, an affiliate. This agreement covered certain term and universal life policies issued by General American on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement, General American transferred $797 million of liabilities and $411 million in assets to MLI USA related to the policies in-force as of December 31, 2004. As a result of the transfer of assets, General American recognized a realized gain of $19 million, net of income taxes. General American also received and deferred 100% of a $386 million ceding commission resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005. For the policies issued on or after January 1, 2005, General American ceded premiums and related fees of $192 million and ceded benefits and related costs of

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$143 million for the year ended December 31, 2005. Reinsurance recoverables, included in premiums and other receivables, related to this reinsurance agreement as of December 31, 2005 were $932 million.

     For the years ended December 31, 2005 and 2004, premiums, policyholder benefits and claims, and commission expenses include assumed related party transactions of $37 million, $106 million, and $137 million and $38 million, $50 million, and $5 million, respectively.

6.  CLOSED BLOCK

     On April 7, 2000 (the "date of demutualization"), Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

     The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

     The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

     For the years ended December 31, 2005 and 2004, premiums, policyholder benefits and claims, and commission expenses include ceded related party transactions of $141 million, $48 million, and $550 million and $130 million, $25 million and $20 million.

     Closed block liabilities and assets designated to the closed block are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2005      2004
                                                              -------   -------
                                                                (IN MILLIONS)
CLOSED BLOCK LIABILITIES
Future policy benefits......................................  $42,759   $42,348
Other policyholder funds....................................      257       258
Policyholder dividends payable..............................      693       690
Policyholder dividend obligation............................    1,607     2,243
Payables for collateral under securities loaned and other
  transactions..............................................    4,289     4,287
Other liabilities...........................................      200       199
                                                              -------   -------
     Total closed block liabilities.........................   49,805    50,025
                                                              -------   -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
  Fixed maturities available-for-sale, at fair value
     (amortized cost: $27,892 and $27,757, respectively)....   29,270    29,766
  Trading securities, at fair value (cost: $3 and $0,
     respectively)..........................................        3        --
  Equity securities available-for-sale, at fair value (cost:
     $1,180 and $898, respectively).........................    1,341       979
  Mortgage loans on real estate.............................    7,790     8,165
  Policy loans..............................................    4,148     4,067
  Short-term investments....................................       41       101
  Other invested assets.....................................      477       221
                                                              -------   -------
     Total investments......................................   43,070    43,299
Cash and cash equivalents...................................      512       325
Accrued investment income...................................      506       511
Deferred income taxes.......................................      902     1,002
Premiums and other receivables..............................      270       103
                                                              -------   -------
     Total assets designated to the closed block............   45,260    45,240
                                                              -------   -------
Excess of closed block liabilities over assets designated to
  the closed block..........................................    4,545     4,785
                                                              -------   -------

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                DECEMBER 31,
                                                              -----------------
                                                               2005      2004
                                                              -------   -------
                                                                (IN MILLIONS)
Amounts included in accumulated other comprehensive income
  (loss):
  Net unrealized investment gains, net of deferred income
     tax of $554 and $752, respectively.....................      985     1,338
  Unrealized derivative gains (losses), net of deferred
     income tax benefit of ($17) and ($31), respectively....      (31)      (55)
  Allocated to policyholder dividend obligation, net of
     deferred income tax benefit of ($538) and ($763),
     respectively...........................................     (954)   (1,356)
                                                              -------   -------
     Total amounts included in accumulated other
      comprehensive income (loss)...........................       --       (73)
                                                              -------   -------
Maximum future earnings to be recognized from closed block
  assets and liabilities....................................  $ 4,545   $ 4,712
                                                              =======   =======

     Information regarding the policyholder dividend obligation is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Balance at beginning of year...............................  $2,243   $2,130   $1,882
Impact on revenues, net of expenses and income taxes.......      (9)     124       --
Change in unrealized investment and derivative gains
  (losses).................................................    (627)     (11)     248
                                                             ------   ------   ------
Balance at end of year.....................................  $1,607   $2,243   $2,130
                                                             ======   ======   ======

     Closed block revenues and expenses were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
REVENUES
Premiums...................................................  $3,062   $3,156   $3,365
Net investment income and other revenues...................   2,382    2,504    2,554
Net investment gains (losses)..............................      10      (19)    (128)
                                                             ------   ------   ------
  Total revenues...........................................   5,454    5,641    5,791
                                                             ------   ------   ------
EXPENSES
Policyholder benefits and claims...........................   3,478    3,480    3,660
Policyholder dividends.....................................   1,465    1,458    1,509
Change in policyholder dividend obligation.................      (9)     124       --
Other expenses.............................................     263      275      297
                                                             ------   ------   ------
  Total expenses...........................................   5,197    5,337    5,466
                                                             ------   ------   ------
Revenues, net of expenses before income taxes..............     257      304      325
Income taxes...............................................      90      109      118
                                                             ------   ------   ------
Revenues, net of expenses and income taxes.................  $  167   $  195   $  207
                                                             ======   ======   ======

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The change in maximum future earnings of the closed block is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Balance at end of year.....................................  $4,545   $4,712   $4,907
Balance at beginning of year...............................   4,712    4,907    5,114
                                                             ------   ------   ------
Change during year.........................................  $ (167)  $ (195)  $ (207)
                                                             ======   ======   ======

     Metropolitan Life charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of demutualization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

7.  DEBT

     At December 31, 2005 and 2004, debt outstanding is as follows:

                                       INTEREST RATES
                                   ----------------------                DECEMBER 31,
                                                 WEIGHTED               ---------------
                                      RANGE      AVERAGE    MATURITY     2005     2004
                                   -----------   --------   ---------   ------   ------
                                                                         (IN MILLIONS)
Surplus notes -- affiliated......     5.00%       5.00%       2007      $  800   $   --
Surplus notes....................  7.63%-7.88%    7.76%     2015-2025      696      946
Capital notes -- affiliated......     7.13%       7.13%     2032-2033      500      500
Junior subordinated debentures...     6.75%       6.75%       2065         399       --
Senior notes.....................  6.75%-7.25%    6.92%     2006-2011      300      300
Fixed rate notes.................  4.20%-6.32%    4.96%     2006-2010      102      106
Other notes with varying interest
  rates..........................  4.45%-5.89%    5.45%     2006-2012       93      133
Capital lease obligations........                                           71       65
                                                                        ------   ------
Total long-term debt.............                                        2,961    2,050
Total short-term debt............                                          453    1,445
                                                                        ------   ------
                                                                        $3,414   $3,495
                                                                        ======   ======

  LONG-TERM DEBT

     On December 8, 2005, RGA issued junior subordinated debentures with a face amount of $400 million. Interest is payable semi-annually at a fixed interest rate of 6.75% until December 15, 2015. Subsequent to December 15, 2015, interest on these debentures will accrue at an annual rate of 3-month LIBOR plus a margin equal to 266.5 basis points, payable quarterly until maturity in 2065.

     On December 22, 2005, the Company issued an $800 million, 5% surplus note to the Holding Company which matures on December 31, 2007.

     The Company repaid a $250 million, 7% surplus note which matured on November 1, 2005.

     The aggregate maturities of long-term debt as of December 31, 2005 for the next five years are $183 million in 2006, $837 million in 2007, $13 million in 2008, $8 million in 2009, $98 million in 2010 and $1,822 million thereafter.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Collateralized debt, which consists of capital lease obligations, ranks highest in priority; followed by unsecured senior debt which consist of senior notes, fixed rate notes, other notes with varying interest rates; followed by subordinated debt which consists of junior subordinated debentures; followed by surplus and capital notes. Payments of interest and principal on the Company's surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

  SHORT-TERM DEBT

     At December 31, 2005 and 2004, the Company's short-term debt consisted of commercial paper with a weighted average interest rate of 3.3% and 2.3%, respectively. The debt was outstanding for an average of 47 days and 27 days at December 31, 2005 and 2004, respectively.

CREDIT FACILITIES AND LETTERS OF CREDIT

     The Company maintains committed and unsecured credit facilities aggregating $3.65 billion as of December 31, 2005. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements. The facilities can be used for general corporate purposes and $3.0 billion of the facilities also serve as back-up lines of credit for the Company's commercial paper programs. The following table provides details on these facilities as of December 31, 2005:

                                                         COMPANY     METLIFE, INC.
                                                        LETTERS OF    LETTERS OF
                                                          CREDIT        CREDIT                    UNUSED
BORROWER(S)                    EXPIRATION    CAPACITY   ISSUANCES      ISSUANCES     DRAWDOWN   COMMITMENTS
-----------                    ----------    --------   ----------   -------------   --------   -----------
                                                             (IN MILLIONS)
MetLife, Inc., MetLife
  Funding, Inc. and
  Metropolitan Life
  Insurance Company........    April 2009     $1,500       $218          $156          $ --       $1,126
MetLife, Inc. and MetLife
  Funding, Inc.............    April 2010      1,500         --            --            --        1,500
Reinsurance Group of
  America, Incorporated....   January 2006        26         --            --            26           --
Reinsurance Group of
  America, Incorporated....     May 2007          26         --            --            26           --
Reinsurance Group of
  America, Incorporated....  September 2010      600        320            --            50          230
                                              ------       ----          ----          ----       ------
  Total....................                   $3,652       $538          $156          $102       $2,856
                                              ======       ====          ====          ====       ======

     At December 31, 2005 and 2004 the Company had outstanding $717 million and $584 million, respectively, in letters of credit from various banks, of which $538 million and $135 million, respectively were part of committed facilities. The Company's letters of credit outstanding at December 31, 2005 and 2004 all automatically renew for one year periods. Since commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the Company's actual future cash funding requirements.

  OTHER

     Interest expense related to the Company's indebtedness included in other expenses was $189 million, $201 million and $265 million for the years ended December 31, 2005, 2004 and 2003, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $119 million, net of unamortized discounts of $6 million, at both December 31, 2005 and 2004. Interest expense on these instruments is included in other expenses and was $11 million for each of the years ended December 31, 2005, 2004 and 2003.

     RGA Capital Trust I. In December 2001, RGA, through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051; and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $159 million, net of unamortized discounts of $66 million, at both December 31, 2005 and 2004.

9.  INCOME TAXES

     The provision for income taxes from continuing operations was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                2005      2004     2003
                                                              --------   ------   ------
                                                                    (IN MILLIONS)
Current:
  Federal...................................................   $  576     $820     $321
  State and local...........................................       64       45       19
  Foreign...................................................       21        5        2
                                                               ------     ----     ----
                                                                  661      870      342
                                                               ------     ----     ----
Deferred:
  Federal...................................................      433       13      274
  State and local...........................................       11       (7)      27
  Foreign...................................................       --       --       --
                                                               ------     ----     ----
                                                                  444        6      301
                                                               ------     ----     ----
Provision for income taxes..................................   $1,105     $876     $643
                                                               ======     ====     ====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported for continuing operations were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              -------   -------   ------
                                                                    (IN MILLIONS)
Tax provision at U.S. statutory rate........................  $1,242    $1,084    $ 805
Tax effect of:
  Tax exempt investment income..............................     (84)      (69)    (101)
  State and local income taxes..............................      33        17       42
  Prior year taxes..........................................     (20)     (104)     (25)
  Foreign operations net of foreign income taxes............     (25)      (25)     (17)
  Other, net................................................     (41)      (27)     (61)
                                                              ------    ------    -----
Provision for income taxes..................................  $1,105    $  876    $ 643
                                                              ======    ======    =====

     The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. In 2004, the Company recorded an adjustment of $91 million for the settlement of all federal income tax issues relating to the IRS's audit of the Company's tax returns for the years 1997-1999. Such settlement is reflected in the 2004 tax expense as an adjustment to prior year taxes. The Company also received $22 million in interest on such settlement and incurred an $8 million tax expense on such settlement for a total impact to net income of $105 million. The current IRS examination covers the years 2000-2002 and the Company expects it to be completed in 2006. The Company regularly assesses the likelihood of additional assessments in each taxing jurisdiction resulting from current and subsequent years' examinations. Liabilities for income taxes have been established for future income tax assessments when it is probable there will be future assessments and the amount thereof can be reasonably estimated. Once established, liabilities for uncertain tax positions are adjusted only when there is more information available or when an event occurs necessitating a change to the liabilities. The Company believes that the resolution of income tax matters for open years will not have a material effect on its consolidated financial statements although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2005      2004
                                                              -------   -------
                                                                (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables..................  $ 2,477   $ 2,998
  Net operating losses......................................      574       216
  Capital loss carryforwards................................       59       108
  Tax credit carryover......................................      100        --
  Litigation related........................................       62        84
  Other.....................................................       42       124
                                                              -------   -------
                                                                3,314     3,530
  Less: Valuation allowance.................................        9        16
                                                              -------   -------
                                                                3,305     3,514
                                                              -------   -------
Deferred income tax liabilities:
  Investments...............................................    1,802     1,554
  Deferred policy acquisition costs.........................    3,134     3,095
  Net unrealized investment gains...........................    1,029     1,391
  Other.....................................................       69       145
                                                              -------   -------
                                                                6,034     6,185
                                                              -------   -------
Net deferred income tax liability...........................  $(2,729)  $(2,671)
                                                              =======   =======

     Domestic net operating loss carryforwards amount to $1,614 million at December 31, 2005 and will expire beginning in 2016. Foreign net operating loss carryforwards amount to $27 million at December 31, 2005 and were generated in various foreign countries with expiration periods of five years to infinity. Capital loss carryforwards amount to $168 million at December 31, 2005 and will expire beginning in 2006. Tax credit carryforwards amount to $100 million at December 31, 2005 and will expire beginning in 2006.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2005, the Company's $7 million reduction in the deferred income tax valuation allowance resulted from the sale of the subsidiary to which the foreign net operating loss carryforwards and valuation allowance resulted.

10.  CONTINGENCIES, COMMITMENTS, AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2005.

  Sales Practices Claims

     Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual") and General American have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits generally are referred to as "sales practices claims."

     In December 1999, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, MIAC or MTL between January 1, 1982 and December 31, 1997.

     Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. In October 2000, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by New England Mutual between January 1, 1983 through August 31, 1996. A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by General American between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement.

     Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits, including lawsuits or other proceedings relating to the sale of mutual funds and other products, have been brought. As of December 31, 2005, there are approximately 338 sales practices litigation matters pending against Metropolitan Life; approximately 45 sales practices litigation matters pending against New England Mutual, New

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

England Life Insurance Company ("NELICO"), and New England Securities Corporation (collectively, "New England") and approximately 34 sales practices litigation matters pending against General American. Metropolitan Life, New England, and General American continue to defend themselves vigorously against these litigation matters. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, mutual funds and other products may be commenced in the future.

     The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life, New England and General American.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life's, New England's and General American's sales of individual life insurance policies or annuities or other products. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

  Asbestos-Related Claims

     Metropolitan Life is also a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits principally have been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and have alleged that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life believes that it should not have legal liability in such cases.

     Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. Although Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse monetary judgments in respect of these claims, due to the risks and expenses of litigation, almost all past cases have been resolved by settlements. Metropolitan Life's defenses (beyond denial of certain factual allegations) to plaintiffs' claims include that: (i) Metropolitan Life owed no duty to the plaintiffs -- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs cannot demonstrate justifiable detrimental reliance; and (iii) plaintiffs cannot demonstrate proximate causation. In defending asbestos cases, Metropolitan Life selects various strategies depending upon the jurisdictions in which such cases are brought and other factors which, in Metropolitan Life's judgment, best protect Metropolitan Life's interests. Strategies include seeking to settle or compromise claims, motions challenging the legal or factual basis for such claims or defending on the merits at trial. Since 2002, trial courts in California, Utah, Georgia, New York, Texas, and Ohio granted motions dismissing claims against Metropolitan Life on some or all of the above grounds. Other courts have denied motions brought by Metropolitan Life to dismiss cases without the necessity of trial. There can be no assurance that Metropolitan

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Life will receive favorable decisions on motions in the future. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate.

     Metropolitan Life continues to study its claims experience, review external literature regarding asbestos claims experience in the United States and consider numerous variables that can affect its asbestos liability exposure, including bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the recorded asbestos liability.

     Bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may be resulting in an increase in the cost of resolving claims and could result in an increase in the number of trials and possible adverse verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such bankruptcies by certain other defendants. In addition, publicity regarding legislative reform efforts may result in an increase or decrease in the number of claims.

     Metropolitan Life previously reported that it had received approximately 23,500 asbestos-related claims in 2004. In the context of reviewing in the third quarter of 2005 certain pleadings received in 2004, it was determined that there was a small undercount of Metropolitan Life's asbestos-related claims in 2004. Accordingly, Metropolitan Life now reports that it received approximately 23,900 asbestos-related claims in 2004. The total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years are set forth in the following table:

                                                         AT OR FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                       ------------------------------
                                                         2005       2004       2003
                                                       --------   --------   --------
                                                           (DOLLARS IN MILLIONS)
Asbestos personal injury claims at year end
  (approximate)......................................   100,250    108,000    111,700
Number of new claims during the year (approximate)...    18,500     23,900     58,750
Settlement payments during the year(1)...............  $   74.3   $   85.5   $   84.2

---------------

(1) Settlement payments represent payments made by Metropolitan Life during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. The ability of Metropolitan Life to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts.

     The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain. Accordingly, it is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Metropolitan Life increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million at December 31, 2002. This total recorded asbestos-related liability (after the self-insured retention) was within the coverage of the excess insurance policies discussed below. Metropolitan Life regularly reevaluates its exposure from asbestos litigation and has updated its liability analysis for asbestos-related claims through December 31, 2005.

     During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

     Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to Metropolitan Life at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index. A claim with respect to the prior year was made under the excess insurance policies in 2003, 2004 and 2005 for the amounts paid with respect to asbestos litigation in excess of the retention. As the performance of the indices impacts the return in the reference fund, it is possible that loss reimbursements to the Company and the recoverable with respect to later periods may be less than the amount of the recorded losses. Such foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. If at some point in the future, the Company believes the liability for probable and reasonably estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies. The foregone loss reimbursements were approximately $8.3 million with respect to 2002 claims, $15.5 million with respect to 2003 claims and $15.1 million with respect to 2004 claims and estimated as of December 31, 2005, to be approximately $45.4 million in the aggregate, including future years.

  Demutualization Actions

     Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization, as amended (the "plan") and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions named as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the New York Superintendent of Insurance (the "Superintendent") and the underwriters for MetLife, Inc.'s initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. In 2003, a trial court within the commercial part of the New York State court granted the defendants' motions to dismiss two purported class actions. In 2004, the appellate court modified the trial court's order by reinstating certain claims against Metropolitan Life, the Holding Company and the individual directors. Plaintiffs in these actions have filed a consolidated amended complaint. Plaintiffs' motion to certify a litigation class is pending. Another purported class action filed in New York State court in Kings County has been consolidated with this action. The plaintiffs in the state court class actions seek compensatory relief and punitive damages. Five persons brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the Superintendent who approved the plan. In this proceeding, petitioners sought to vacate the Superintendent's Opinion and Decision and enjoin him from granting final

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

approval of the plan. On November 10, 2005, the trial court granted respondents' motions to dismiss this proceeding. Petitioners have filed a notice of appeal. In a class action against Metropolitan Life and the Holding Company pending in the United States District Court for the Eastern District of New York, plaintiffs served a second consolidated amended complaint in 2004. In this action, plaintiffs assert violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the plan, claiming that the Policyholder Information Booklets failed to disclose certain material facts and contained certain material misstatements. They seek rescission and compensatory damages. On June 22, 2004, the court denied the defendants' motion to dismiss the claim of violation of the Securities Exchange Act of 1934. The court had previously denied defendants' motion to dismiss the claim for violation of the Securities Act of 1933. In 2004, the court reaffirmed its earlier decision denying defendants' motion for summary judgment as premature. On July 19, 2005, this federal trial court certified a class action against Metropolitan Life and the Holding Company. Metropolitan Life and the Holding Company have filed a petition seeking permission for an interlocutory appeal from this order. On or about March 29, 2006, the United States Court of Appeals for the Second Circuit denied the petition. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

     In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs' allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest vigorously all of plaintiffs' claims in this matter.

     On April 30, 2004, a lawsuit was filed in New York state court in New York County against the Holding Company and Metropolitan Life on behalf of a proposed class comprised of the settlement class in the Metropolitan Life sales practices class action settlement approved in December 1999 by the United States District Court for the Western District of Pennsylvania. In their amended complaint, plaintiffs challenged the treatment of the cost of the sales practices settlement in the demutualization of Metropolitan Life and asserted claims of breach of fiduciary duty, common law fraud, and unjust enrichment. In an order dated July 13, 2005, the court granted the defendants' motion to dismiss the action and the plaintiffs have filed a notice of appeal.

  Other

     A putative class action lawsuit which commenced in October 2000 is pending in the United States District Court for the District of Columbia, in which plaintiffs allege that they were denied certain ad hoc pension increases awarded to retirees under the Metropolitan Life retirement plan. The ad hoc pension increases were awarded only to retirees (i.e., individuals who were entitled to an immediate retirement benefit upon their termination of employment) and not available to individuals like these plaintiffs whose employment, or whose spouses' employment, had terminated before they became eligible for an immediate retirement benefit. The plaintiffs seek to represent a class consisting of former Metropolitan Life employees, or their surviving spouses, who are receiving deferred vested annuity payments under the retirement plan and who were allegedly eligible to receive the ad hoc pension increases. In September 2005, Metropolitan Life's motion for summary judgment was granted. Plaintiffs have moved for reconsideration.

     On February 21, 2006, the SEC and New England Securities Corporation ("NES"), a subsidiary of NELICO, resolved a formal investigation of NES that arose in response to NES informing the SEC that certain systems and controls relating to one NES advisory program were not operating effectively. NES previously provided restitution to the affected clients and the settlement includes additional client payments to be made by NES in the total amount of approximately $2,615,000. No penalties were imposed.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Prior to filing MetLife, Inc's June 30, 2003 Form 10-Q, MetLife, Inc. announced a $31 million after-tax charge related to New England Financial. MetLife notified the SEC about the nature of this charge prior to its announcement. The SEC opened a formal investigation of the matter and, in December 2004, NELICO received a Wells Notice in connection with the SEC investigation. The staff of the SEC has notified NELICO that no enforcement action has been recommended against NELICO.

     In May 2003, the American Dental Association and three individual providers sued the Holding Company and/or its subsidiaries and Cigna in a purported class action lawsuit brought in a Florida federal district court. The plaintiffs purport to represent a nationwide class of in-network providers who allege that their claims are being wrongfully reduced by downcoding, bundling, and the improper use and programming of software. The complaint alleges federal racketeering and various state law theories of liability. The Holding Company and/or its subsidiaries are vigorously defending the matter. The district court has granted in part and denied in part the defendant's motion to dismiss. The Holding Company and/or its subsidiaries has filed another motion to dismiss. The court has issued a tag-along order, related to a medical managed care trial, which will stay the lawsuit indefinitely.

     In a lawsuit commenced in June 1998, a New York state court granted in 2004 plaintiffs' motion to certify a litigation class of owners of certain participating life insurance policies and a sub-class of New York owners of such policies in an action asserting that Metropolitan Life breached their policies and violated New York's General Business Law in the manner in which it allocated investment income across lines of business during a period ending with the 2000 demutualization. Plaintiffs sought compensatory damages. In January 2006, the appellate court reversed the class certification order. On November 23, 2005, the trial court issued a Memorandum Decision granting Metropolitan Life's motion for summary judgment. Plaintiffs have filed a notice of appeal of the trial's court's decision.

     Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The SEC has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through General American. As previously reported, in May 2004, General American received a Wells Notice stating that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against General American. Under the SEC procedures, General American can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. General American has responded to the Wells Notice. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     On April 10, 2006, the SEC and Metropolitan Life resolved a formal investigation of Metropolitan Life relating to certain sales by a former Company sales representative to the Sheriff's Department of Fulton County, Georgia. Metropolitan Life previously provided partial restitution to the Fulton County Sheriff's office, and the settlement includes a payment to the SEC of a $250,000 fine.

     The Holding Company and/or affiliates has received a number of subpoenas and other requests from the Office of the Attorney General of the State of New York seeking, among other things, information regarding and relating to compensation agreements between insurance brokers and the Holding Company and/or affiliates, whether the Holding Company and/or affiliates has provided or is aware of the provision of "fictitious" or "inflated" quotes, and information regarding tying arrangements with respect to reinsurance. Based upon an internal review, the Attorney General for the State of New York was advised that the Holding

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company and/or affiliates was not aware of any instance in which the Holding Company and/or affiliates had provided a "fictitious" or "inflated" quote. The Holding Company and/or affiliates also has received subpoenas, including sets of interrogatories, from the Office of the Attorney General of the State of Connecticut seeking information and documents including contingent commission payments to brokers and the Holding Company and/or affiliates' awareness of any "sham" bids for business. The Holding Company and/or affiliates also has received a Civil Investigative Demand from the Office of the Attorney General for the State of Massachusetts seeking information and documents concerning bids and quotes that were submitted to potential customers in Massachusetts, the identity of agents, brokers, and producers to whom were submitted such bids or quotes, and communications with a certain broker. The Holding Company and/or affiliates has received two subpoenas from the District Attorney of the County of San Diego, California. The subpoenas seek numerous documents including incentive agreements entered into with brokers. The Florida Department of Financial Services and the Florida Office of Insurance Regulation also have served subpoenas on the Holding Company and/or affiliates asking for answers to interrogatories and document requests concerning topics that include compensation paid to intermediaries. The Office of the Attorney General for the State of Florida has also served a subpoena on the Holding Company and/or affiliates seeking, among other things, copies of materials produced in response to the subpoenas discussed above. The Holding Company and/or affiliates has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker, Universal Life Resources. The Insurance Commissioner of Oklahoma has served a subpoena, including a set of interrogatories, on the Holding Company and/or affiliates seeking, among other things, documents and information concerning the compensation of insurance producers for insurance covering Oklahoma entities and persons. The Ohio Department of Insurance has requested documents regarding a broker and certain Ohio public entity groups. The Holding Company and/or affiliates continues to cooperate fully with these inquiries and is responding to the subpoenas and other requests. The Holding Company and/or affiliates are continuing to conduct an internal review of its commission payment practices.

     Approximately sixteen broker-related lawsuits in which the Holding Company and/or affiliates was named as a defendant were filed. Voluntary dismissals and consolidations have reduced the number of pending actions to four. In one of these, the California Insurance Commissioner is suing in California state court Metropolitan Life, Paragon Life Insurance Company and other companies alleging that the defendants violated certain provisions of the California Insurance Code. Another of these actions is pending in a multi-district proceeding established in the federal district court in the District of New Jersey. In this proceeding, plaintiffs have filed an amended class action complaint consolidating the claims from separate actions that had been filed in or transferred to the District of New Jersey. The consolidated amended complaint alleges that the Holding Company, Metropolitan Life, several other insurance companies and several insurance brokers violated RICO, ERISA, and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. Plaintiffs seek to represent classes of employers that established employee benefit plans and persons who participated in such employee benefit plans. A motion for class certification has been filed. Plaintiffs in several other actions have voluntarily dismissed their claims. The Holding Company and/or affiliates intends to vigorously defend these cases.

     In addition to those discussed above, regulators and others have made a number of inquiries of the insurance industry regarding industry brokerage practices and related matters and other inquiries may begin. It is reasonably possible that the Holding Company and/or affiliates will receive additional subpoenas, interrogatories, requests and lawsuits. The Holding Company and/or affiliates will fully cooperate with all regulatory inquiries and intends to vigorously defend all lawsuits.

     The Holding Company has received a subpoena from the Connecticut Attorney General requesting information regarding its participation in any finite reinsurance transactions. The Holding Company and/or

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

affiliates has also received information requests relating to finite insurance or reinsurance from other regulatory and governmental authorities. The Holding Company and/or affiliates believe it has appropriately accounted for its transactions of this type and intends to cooperate fully with these information requests. The Company believes that a number of other industry participants have received similar requests from various regulatory and governmental authorities. It is reasonably possible that Holding Company and/or affiliates may receive additional requests. The Holding Company and any such affiliates will fully cooperate with all such requests.

     The NASD staff notified NES that it has made a preliminary determination to file charges of violations of the NASD's and the SEC's rules. The pending investigation was initiated after NES and certain affiliates reported to the NASD that a limited number of mutual fund transactions processed by firm representatives and at the firms' consolidated trading desk, during the period April through December 2003, had been received from customers after 4:00 p.m., Eastern time, and received the same day's net asset value. The potential charges of violations of the NASD's and the SEC's rules relate to the processing of transactions received after 4:00 p.m., the firms' maintenance of books and records, supervisory procedures and responses to the NASD's information requests. Under the NASD's procedures, the firm has submitted a response to the NASD staff. The NASD staff has not made a formal recommendation regarding whether any action alleging violations of the rules should be filed. NES continues to cooperate fully with the NASD.

     In February 2006, the Company learned that the SEC commenced a formal investigation of NES in connection with the suitability of its sales of various universal life insurance policies. The Company believes that others in the insurance industry are the subject of similar investigations by the SEC. NES is cooperating fully with the SEC.

     Metropolitan Life also has been named as a defendant in a number of silicosis, welding and mixed dust cases in various states. The Company intends to defend itself vigorously against these cases.

     Various litigation, including purported or certified class actions, and various claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

  Summary

     It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were $1 million for the year ended December 31, 2005. There were no assessments levied against the Company for the years ended December 31, 2004 and 2003. The Company maintained a liability of $48 million, and a related asset for premium tax offsets of $34 million, at December 31, 2005 for undiscounted future assessments in respect of currently impaired, insolvent or failed insurers.

  IMPACT OF HURRICANES

     On August 29, 2005, Hurricane Katrina made landfall in the states of Louisiana, Mississippi and Alabama causing catastrophic damage to these coastal regions. As of December 31, 2005, the Institutional segment recorded net losses of $14 million, net of income taxes and reinsurance recoverables related to the catastrophe.

     Additional hurricane-related losses may be recorded in future periods as claims are received from insureds. Based on information currently known by management, it does not believe that additional claim losses resulting from the hurricane will have a material adverse impact on the Company's consolidated financial statements.

COMMITMENTS

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

                                                            RENTAL   SUBLEASE    RENTAL
                                                            INCOME    INCOME    PAYMENTS
                                                            ------   --------   --------
                                                                   (IN MILLIONS)
2006......................................................   $418      $18        $174
2007......................................................   $376      $14        $152
2008......................................................   $309      $11        $122
2009......................................................   $251      $ 5        $101
2010......................................................   $199      $ 4        $ 86
Thereafter................................................   $595      $10        $485

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,956 million and $1,320 million at December 31, 2005

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and 2004, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2,603 million and $1,161 million at December 31, 2005 and 2004, respectively.

  OTHER COMMITMENTS

     On December 12, 2005, RGA repurchased 1.6 million shares of its outstanding common stock at an aggregate price of approximately $76 million under an accelerated share repurchase agreement with a major bank. The bank borrowed the stock sold to RGA from third parties and is purchasing the shares in the open market over the subsequent few months to return to the lenders. RGA will either pay or receive an amount based on the actual amount paid by the bank to purchase the shares. These repurchases resulted in an increase in the Company's ownership percentage of RGA to approximately 53% at December 31, 2005 from approximately 52% at December 31, 2004. In February 2006, the final purchase price was determined resulting in a cash settlement substantially equal to the aggregate cost. RGA recorded the initial repurchase of shares as treasury stock and recorded the amount received as an adjustment to the cost of the treasury stock.

GUARANTEES

     In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $1.7 billion, with a cumulative maximum of $3.1 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

     In the first quarter of 2005, the Company recorded a liability of $4 million with respect to indemnities provided in connection with a certain disposition. The approximate term for this liability is 18 months. The maximum potential amount of future payments the Company could be required to pay under these indemnities is approximately $500 million. Due to the uncertainty in assessing changes to the liability over the term, the liability on the Company's consolidated balance sheets will remain until either expiration or settlement of the guarantee unless evidence clearly indicates that the estimates should be revised. The Company's recorded liabilities at December 31, 2005 for indemnities, guarantees and commitments were

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$4 million. The Company had no liability at December 31, 2004 for indemnities, guarantees and commitments.

     In connection with RSATs, the Company writes credit default swap obligations requiring payment of principal due in exchange for the reference credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is $444 million at December 31, 2005. The credit default swaps expire at various times during the next six years.

11.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company has both qualified and non-qualified defined benefit pension plans that together cover eligible employees and sales representatives of the Company. The Company is both the sponsor and administrator of the Metropolitan Life Retirement Plan for United States Employees and the Metropolitan Life Auxiliary Plan, (collectively "the Plans"). The Plans cover eligible employees and retirees of the sponsor and its participating affiliates. Participating affiliates have no legal obligation for benefits under the Plans; however, participating affiliates are allocated a proportionate share of net expense related to the Plans. The Company's proportionate share of net expense related to the Plans was $134 million or 95%. Other defined benefit pension plans are sponsored and administered by subsidiaries of the Company and the related expense is immaterial to the Company. Retirement benefits under the plans are based upon years of credited service and final average or career average earnings history.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees through insurance contracts. The Company is both the sponsor and administrator of the Postretirement Health and Life Plan, ("the Postretirement Plan"). The Postretirement Plan covers eligible employees and retirees of the sponsor and its participating affiliates who were hired prior to 2003 (or, in certain cases, rehired during or after 2003). Participating affiliates have no legal obligation for benefits under the Postretirement Plan; however, participating affiliates are allocated a proportionate share of net expense related to the Postretirement Plan. The Company's proportionate share of net expense related to the Postretirement Plan was $60 million or 87% for the year ended December 31, 2005. Other postretirement plans are sponsored and administered by subsidiaries of the Company and the related expense is immaterial to the Company. Substantially all of the employees of the Company and its participating affiliates may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company or its participating affiliates.

     A December 31 measurement date is used for all of the defined benefit pension and other postretirement benefit plans.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

                                                                  DECEMBER 31,
                                                    ----------------------------------------
                                                                        OTHER POSTRETIREMENT
                                                    PENSION BENEFITS          BENEFITS
                                                    -----------------   --------------------
                                                     2005      2004       2005        2004
                                                    -------   -------   ---------   --------
                                                                 (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of
  year............................................  $5,481    $5,233     $ 1,962     $2,078
  Service cost....................................     141       128          36         31
  Interest cost...................................     315       308         120        118
  Plan participants' contributions................      --        --          28         25
  Acquisitions and divestitures...................      --        (3)          1         --
  Actuarial losses (gains)........................      90       143         168       (139)
  Change in benefits..............................      --        --           3          2
  Benefits paid...................................    (310)     (328)       (158)      (153)
                                                    ------    ------     -------     ------
Projected benefit obligation at end of year.......   5,717     5,481       2,160      1,962
                                                    ------    ------     -------     ------
Change in plan assets:
Contract value of plan assets at beginning of
  year............................................   5,351     4,690       1,059      1,001
  Actual return on plan assets....................     397       410          61         95
  Acquisitions and divestitures...................      --        (3)         --         --
  Employer contribution...........................       3       524           1          1
  Benefits paid...................................    (280)     (270)        (30)       (38)
                                                    ------    ------     -------     ------
Fair value of plan assets at end of year..........   5,471     5,351       1,091      1,059
                                                    ------    ------     -------     ------
Underfunded.......................................    (246)     (130)     (1,069)      (903)
Unrecognized net asset at transition..............      --        --          --         --
Unrecognized net actuarial losses.................   1,526     1,506         376        198
Unrecognized prior service cost...................      52        68        (123)      (164)
                                                    ------    ------     -------     ------
Prepaid (accrued) benefit cost....................  $1,332    $1,444     $  (816)    $ (869)
                                                    ======    ======     =======     ======
Qualified plan prepaid pension cost...............  $1,689    $1,777     $    --     $   --
Non-qualified plan accrued pension cost...........    (435)     (477)       (816)      (869)
Intangible assets.................................      12        14          --         --
Accumulated other comprehensive loss..............      66       130          --         --
                                                    ------    ------     -------     ------
Prepaid (accrued) benefit cost....................  $1,332    $1,444     $  (816)    $ (869)
                                                    ======    ======     =======     ======

     The prepaid (accrued) benefit cost for pension benefits presented in the above table consists of prepaid benefit costs of $1,691 million and $1,778 million as of December 31, 2005 and 2004, respectively, and accrued benefit costs of $359 million and $334 million as of December 31, 2005 and 2004, respectively.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                       NON-QUALIFIED
                                     QUALIFIED PLAN        PLAN             TOTAL
                                     ---------------   -------------   ---------------
                                      2005     2004    2005    2004     2005     2004
                                     ------   ------   -----   -----   ------   ------
                                                       (IN MILLIONS)
Aggregate fair value of plan assets
  (principally Company
  contracts).......................  $5,471   $5,351   $  --   $  --   $5,471   $5,351
Aggregate projected benefit
  obligation.......................   5,209    4,957     508     524    5,717    5,481
                                     ------   ------   -----   -----   ------   ------
Over (under) funded................  $  262   $  394   $(508)  $(524)  $ (246)  $ (130)
                                     ======   ======   =====   =====   ======   ======

     The accumulated benefit obligation for all defined benefit pension plans was $5,308 million and $5,111 million at December 31, 2005 and 2004, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets:

                                                              2005    2004
                                                              -----   -----
                                                              (IN MILLIONS)
Projected benefit obligation................................  $530    $542
Accumulated benefit obligation..............................  $442    $476
Fair value of plan assets...................................  $ 16    $ 14

     Information for pension and other postretirement plans with a projected benefit obligation in excess of plan assets:

                                                                DECEMBER 31,
                                                        -----------------------------
                                                                           OTHER
                                                          PENSION     POSTRETIREMENT
                                                         BENEFITS        BENEFITS
                                                        -----------   ---------------
                                                        2005   2004    2005     2004
                                                        ----   ----   ------   ------
                                                                (IN MILLIONS)
Projected benefit obligation..........................  $530   $542   $2,160   $1,962
Fair value of plan assets.............................  $ 16   $ 14   $1,091   $1,059

     The components of net periodic benefit cost were as follows:

                                                                  OTHER POSTRETIREMENT
                                            PENSION BENEFITS            BENEFITS
                                          ---------------------   ---------------------
                                          2005    2004    2003    2005    2004    2003
                                          -----   -----   -----   -----   -----   -----
                                                          (IN MILLIONS)
Service cost............................  $ 141   $ 128   $ 122   $ 36    $ 31    $ 38
Interest cost...........................    315     308     311    120     118     122
Expected return on plan assets..........   (443)   (425)   (331)   (78)    (77)    (71)
Amortization of prior actuarial
  losses................................    116     102      86     14       7       8
Amortization of prior service cost......     16      16      16    (18)    (19)    (20)
Curtailment cost........................     --      --      10     --      --       3
                                          -----   -----   -----   ----    ----    ----
Net periodic benefit cost...............  $ 145   $ 129   $ 214   $ 74    $ 60    $ 80
                                          =====   =====   =====   ====    ====    ====

     The Company expects to receive subsidies on prescription drug benefits beginning in 2006 under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Prescription Drug Act"). The other postretirement benefit plan accumulated benefit obligation were remeasured effective July 1, 2004

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

in order to determine the effect of the expected subsidies on net periodic other postretirement benefit cost. As a result, the accumulated other postretirement benefit obligation was reduced by $213 million at July 1, 2004 and net periodic other postretirement benefit cost from July 1, 2004 through December 31, 2004 was reduced by $17 million. The reduction of net periodic benefit cost was due to reductions in service cost of $3 million, interest cost of $6 million, and amortization of prior actuarial loss of $8 million.

     The reduction in the accumulated postretirement benefit obligation related to the Prescription Drug Act was $298 million and $230 million as of December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, the reduction of net periodic postretirement benefit cost was $45 million, which was due to reductions in service cost of $6 million, interest cost of $16 million and amortization of prior actuarial loss of $23 million. An additional $23 million reduction in the December 31, 2005 accumulated other postretirement benefit obligation is the result of an actuarial loss recognized during the year resulting from updated assumptions including a January 1, 2005 participant census and new claims cost experience and the effect of a December 31, 2005 change in the discount rate.

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                                DECEMBER 31,
                                                     -----------------------------------
                                                                              OTHER
                                                                         POSTRETIREMENT
                                                     PENSION BENEFITS       BENEFITS
                                                     -----------------   ---------------
                                                      2005      2004      2005     2004
                                                     -------   -------   ------   ------
Weighted average discount rate.....................   5.80%     5.86%    5.79%    5.86%
Rate of compensation increase......................   4%-8%     4%-8%      N/A      N/A

     Assumptions used in determining net periodic benefit cost were as follows:

                                                       DECEMBER 31,
                                  ------------------------------------------------------
                                    PENSION BENEFITS      OTHER POSTRETIREMENT BENEFITS
                                  ---------------------   ------------------------------
                                  2005    2004    2003      2005       2004       2003
                                  -----   -----   -----   --------   --------   --------
Weighted average discount
  rate..........................  5.85%   6.10%   6.75%    5.83%      6.74%      6.74%
Weighted average expected rate
  of return on plan assets......  8.49%   8.49%   8.50%    7.50%      7.91%      7.77%
Rate of compensation increase...  4%-8%   4%-8%   4%-8%      N/A        N/A        N/A

     The discount rate is based on the yield of a hypothetical portfolio of high-quality debt instruments available on the valuation date, measured on a yield to worst basis, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due. The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate. The weighted expected return on plan assets for use in that plan's valuation in 2006 is currently anticipated to be 8.25% for pension benefits and other postretirement medical benefits and 6.25% for other postretirement life benefits.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The assumed health care cost trend rates used in measuring the accumulated other postretirement benefit obligation were as follows:

                                                       DECEMBER 31,
                                     -------------------------------------------------
                                               2005                      2004
                                     ------------------------   ----------------------
Pre-Medicare eligible claims.......   9.5% down to 5% in 2014    8% down to 5% in 2010
Medicare eligible claims...........  11.5% down to 5% in 2018   10% down to 5% in 2014

     Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                              ONE PERCENT   ONE PERCENT
                                                               INCREASE      DECREASE
                                                              -----------   -----------
                                                                    (IN MILLIONS)
Effect on total of service and interest cost components.....     $ 15          $ (12)
Effect of accumulated postretirement benefit obligation.....     $182          $(153)

  PLAN ASSETS

     The weighted average allocation of pension plan and other postretirement benefit plan assets is as follows:

                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                               OTHER
                                                               PENSION     POSTRETIREMENT
                                                              BENEFITS        BENEFITS
                                                             -----------   --------------
                                                             2005   2004   2005     2004
                                                             ----   ----   -----    -----
ASSET CATEGORY
Equity securities..........................................   47%    50%     42%      41%
Fixed maturities...........................................   37%    36%     53%      57%
Other (Real Estate and Alternative Investments)............   16%    14%      5%       2%
                                                             ---    ---     ---      ---
  Total....................................................  100%   100%    100%     100%
                                                             ===    ===     ===      ===

     The weighted average target allocation of pension plan and other postretirement benefit plan assets for 2006 is as follows:

                                                                          OTHER POSTRETIREMENT
                                                       PENSION BENEFITS         BENEFITS
                                                       ----------------   --------------------
ASSET CATEGORY
Equity securities....................................      30%-65%              30%-45%
Fixed maturities.....................................      20%-70%              45%-70%
Other (Real Estate and Alternative Investments)......       0%-25%               0%-10%

     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

     The account values of the group annuity and life insurance contracts issued by the Company were $6,471 million and $6,335 million as of December 31, 2005 and 2004, respectively. Total revenue from these contracts recognized in the consolidated statements of income was $28 million, $28 million and $90 million for the years ended December 31, 2005, 2004 and 2003, respectively, and includes policy charges, net investment income from investments backing the contracts and administrative fees. Total investment income, including

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

realized and unrealized gains and losses, credited to the account balances were $460 million, $519 million and $776 million for the years ended December 31, 2005, 2004 and 2003, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties which are similarly situated.

  CASH FLOWS

     The Company expects to contribute $186 million to its pension plans and $126 million to its other postretirement benefit plans during 2006.

     Gross benefit payments for the next ten years, which reflect expected future service as appropriate, are expected to be as follows:

                                                                          OTHER POSTRETIREMENT
                                                       PENSION BENEFITS         BENEFITS
                                                       ----------------   --------------------
                                                                    (IN MILLIONS)
2006.................................................       $  318                $126
2007.................................................       $  323                $132
2008.................................................       $  334                $137
2009.................................................       $  348                $142
2010.................................................       $  352                $148
2011-2015............................................       $1,968                $820

     Gross subsidy payments expected to be received for the next ten years under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 are as follows:

                                                              OTHER POSTRETIREMENT
                                                                    BENEFITS
                                                              --------------------
                                                                 (IN MILLIONS)
2006........................................................          $11
2007........................................................          $12
2008........................................................          $13
2009........................................................          $13
2010........................................................          $14
2011-2015...................................................          $83

  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which a portion of employee contributions are matched. The Company contributed $62 million, $55 million and $49 million for the years ended December 31, 2005, 2004 and 2003, respectively.

12.  EQUITY

  PARENT'S INTEREST IN PREFERRED STOCK OF A SUBSIDIARY

     On December 16, 2003, the Holding Company contributed 2,532,600 shares of RGA's common stock to a subsidiary of the Company in exchange for 93,402 shares of Series A Cumulative Preferred Stock ("the Preferred Shares"). Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual applicable rate of 7% times the Liquidation Preference of $1,000 per share payable quarterly, when and if declared by the Board of Directors. Holders of the Preferred Shares have no voting rights, except as required by applicable law. The Preferred Shares rank senior to the common stock.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On December 21, 2004, the Holding Company contributed the 93,402 Preferred Shares to a subsidiary of the Company. The subsidiary of the Company retired the shares and recorded a contribution of capital of $93 million from MetLife, Inc.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, Metropolitan Life is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a cash dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Insurance (the "Superintendent") and the Superintendent does not disapprove the distribution within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The New York State Department of Insurance has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. During the years ended December 31, 2005, 2004 and 2003, Metropolitan Life paid to the Holding Company $880 million, $797 million and $698 million, respectively, in ordinary dividends, the maximum amount which could be paid to the Holding Company without prior regulatory approval, and an additional $2,320 million, $0 million and $750 million, respectively, in special dividends, as approved by the Superintendent. The maximum amount of the dividend which Metropolitan Life may pay to the Holding Company in 2006 without prior regulatory approval is $863 million.

     Stockholder dividends or other distributions proposed to be paid by NELICO to its parent, Metropolitan Life, must be approved by the Massachusetts Commissioner of Insurance (the "Commissioner") if such dividends or distributions, together with other dividends or distributions made within the preceding calendar year, exceed the greater of (i) 10% of NELICO's statutory surplus as of the immediately preceding calendar year or (ii) NELICO's statutory net gain from operations for the immediately preceding calendar year. In addition, dividends cannot be paid from a source other than statutory unassigned funds surplus without prior approval of the Commissioner. Since NELICO's statutory unassigned funds surplus is less than zero, NELICO cannot pay any dividends without prior approval of the Commissioner. NELICO paid no common stockholder dividends for the years ended December 31, 2005, 2004 and 2003.

     For the years ended December 31, 2005, 2004, and 2003, Metropolitan Life received dividends from subsidiaries of $77 million, $14 million and $32 million, respectively.

  STOCK COMPENSATION PLANS

     The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), authorized the granting of awards in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan, as amended (the "2005 Stock Plan"), awards granted may be in the form of non-qualified stock options or incentive stock options qualifying under Section 422A of the Internal Revenue Code, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards, and Stock-Based Awards (each as defined in the 2005 Stock
Plan). The Stock Incentive Plan, 2005 Stock Plan and the Long-Term Performance Compensation Plan ("LTPCP"), as described below, are hereinafter collectively referred to as the "Incentive Plans."

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate number of Holding Company shares reserved for issuance under the 2005 Stock Plan is 68,000,000 plus those shares available but not utilized under the Stock Incentive Plan and those shares utilized under the Stock Incentive Plan that are recovered due to forfeiture of stock options. At the commencement of the 2005 Stock Plan, additional shares carried forward from the Stock Incentive Plan and available for issuance under the 2005 Stock Plan were 11,917,472. Each share issued under the 2005 Stock Plan in connection with a stock option or Stock Appreciation Right reduces the number of shares remaining for issuance under that plan by one, and each share issued under the 2005 Stock Plan in connection with awards other than stock options or Stock Appreciation Rights reduces the number of shares remaining for issuance under that plan by
1.179 shares.

     All stock options granted have an exercise price equal to the fair market value price of the Holding Company's common stock on the date of grant, and a maximum term of ten years. Certain stock options granted under the Stock Incentive Plan and the 2005 Stock Plan become exercisable over a three year period commencing with the date of grant, while other stock options become exercisable three years after the date of grant.

     MetLife, Inc. allocated 92%, 91%, and 100% of stock option expense to the Company in each of the years ended December 31, 2005, 2004 and 2003, respectively. Options outstanding attributable to the expense allocated to Company were as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2005         2004         2003
                                                   ----------   ----------   ----------
Outstanding Options..............................  22,249,654   21,428,975   20,213,034
Exercisable Options..............................  14,014,006   12,576,753    4,484,271

     Effective January 1, 2003, MetLife, Inc. and the Company elected to prospectively apply the fair value method of accounting for stock options granted by the Holding Company subsequent to December 31, 2002. As permitted under SFAS 148, stock options granted prior to January 1, 2003 will continue to be accounted for under APB 25. Had compensation expense for grants awarded prior to January 1, 2003 been determined based on fair value at the date of grant in accordance with SFAS 123, the Company's net income would have been reduced to the following pro forma amounts:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Net income.................................................  $3,253   $2,239   $2,001
Add: Stock option-based employee compensation expense
  included in reported net income, net of income taxes.....      30       24       11
Deduct: Total stock option-based employee compensation
  determined under fair value based method for all awards,
  net of income taxes......................................     (32)     (42)     (40)
                                                             ------   ------   ------
Pro forma net income(1)....................................  $3,251   $2,221   $1,972
                                                             ======   ======   ======

---------------

(1) The pro forma earnings disclosures are not necessarily representative of the effects on net income in future years.

     Prior to January 1, 2005, the Black-Scholes model was used to determine the fair value of options granted as recognized in the financial statements or as reported in the pro forma disclosure above. The fair value of stock options issued on or after January 1, 2005 was estimated on the date of grant using a binomial lattice model. The Company made this change because lattice models produce more accurate option values due to

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the ability to incorporate assumptions about employee exercise behavior resulting from changes in the price of the underlying shares. In addition, lattice models allow for changes in critical assumptions over the life of the option in comparison to closed-form models like Black-Scholes, which require single-value assumptions at the time of grant.

     The expected volatility used in the binomial lattice model is based on an analysis of historical prices of the Holding Company's stock and options on the Holding Company's shares traded on the open market. The Company used a weighted-average of the implied volatility for traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly share prices. The Company chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the Holding Company's shares rather than on daily price movements.

     The risk-free rate is based on observed interest rates for instruments with maturities similar to the expected term of the employee stock options. The Black-Scholes model requires a single spot rate, therefore the weighted-average of these rates for all grants in the year indicated is presented in the table below. The binomial lattice model allows for the use of different rates for different years. The table below presents the range of imputed forward rates for US Treasury Strips that was input over the contractual term of the options.

     Dividend yield is determined based on historical dividend distributions compared to the price of the underlying shares as of the valuation date, adjusted for any expected future changes in the dividend rate. For options valued using the binomial lattice model during the year ended December 31, 2005, the dividend yield as of the measurement date was held constant throughout the life of the option.

     Use of the Black-Scholes model requires an input of the expected life of the options, or the average number of years before options will be exercised or expired. The Company's management estimated expected life using the historical average years to exercise or cancellation and average remaining years outstanding for vested options. Alternatively, the binomial model used by the Company incorporates the contractual term of the options and then considers expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. Exercise behavior in the Company's binomial lattice model is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of options granted at which employees are expected to exercise. The exercise multiple is derived from actual historical exercise activity.

     The following weighted-average assumptions, with the exception of risk-free rates used in 2005 which are expressed as a range, were used in the applicable option-pricing model to determine the fair value of stock options issued for the:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                             2005       2004    2003
                                                          -----------   -----   -----
Dividend yield..........................................         1.20%   0.70%   0.79%
Risk-free rate of return................................   3.33%-4.70%   3.69%   3.62%
Volatility..............................................        23.23%  34.85%  38.56%
Expected life (years)...................................            6       6       6
Exercise multiple.......................................         1.48     N/A     N/A
Post-vesting termination rate...........................         5.19%    N/A     N/A
Contractual term (years)................................           10     N/A     N/A

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
Weighted average fair value of options granted.............  $10.09   $13.25   $10.41
                                                             ======   ======   ======

     Certain levels of Company management also received awards of long-term stock-based compensation. Under the LTPCP, awards are payable in their entirety at the end of a three-year performance period. Each participant was assigned a target compensation amount at the inception of the performance period with the final compensation amount determined based on the total shareholder return on the Holding Company's stock over the three-year performance period, subject to limited further adjustment approved by the Holding Company's Board of Directors. Final awards may be paid in whole or in part with shares of the Holding Company's stock, as approved by the Holding Company's Board of Directors. Beginning in 2005, no further LTPCP target compensation amounts were set. Instead, certain members of management were awarded Performance Shares under the 2005 Stock Plan. Participants are awarded an initial target number of Performance Shares with the final number of Performance Shares payable being determined by the product of the initial target multiplied by a factor of 0.0 to
2.0. The factor applied is based on measurements of the Holding Company's performance with respect to (i) change in annual net operating earnings per share; and (ii) proportionate total shareholder return, as defined, with reference to the three-year performance period relative to other companies in the Standard and Poor's Insurance Index with reference to the same three-year period. Performance Share awards will normally vest in their entirety at the end of the three-year performance period (subject to certain contingencies) and will be payable entirely in shares of the Holding Company's stock. On April 15, 2005, 995,150 Performance Shares were awarded to members of Company management, for which the total fair value on the date of grant was approximately $38 million. For the years ended December 31, 2005, 2004 and 2003, compensation expense related to the LTPCP and Performance Shares was $65 million, $45 million, and $42 million, respectively.

     For the years ended December 31, 2005, 2004 and 2003, the aggregate stock-based compensation expense related to the Incentive Plans was $112 million, $82 million and $60 million, respectively, including stock-based compensation for non-employees of $235 thousand, $468 thousand and $550 thousand, respectively.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Metropolitan Life and each of its U.S. insurance subsidiaries exceeded the minimum risk-based capital requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The New York State Department of Insurance has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of Metropolitan Life and its insurance subsidiaries.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     Statutory net income of Metropolitan Life, a New York domiciled insurer, was $2,155 million, $2,648 million and $2,169 million for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory capital and surplus, as filed with the New York State Department of Insurance, was $8,639 million and $8,804 million at December 31, 2005 and 2004, respectively.

  OTHER COMPREHENSIVE INCOME

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2005, 2004 and 2003 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                               2005      2004     2003
                                                             --------   ------   ------
                                                                   (IN MILLIONS)
Holding gains on investments arising during the year.......  $(2,222)   $ 520    $ 814
Income tax effect of holding gains.........................      837     (182)    (335)
Reclassification adjustments:
  Recognized holding (gains) losses included in current
     year income...........................................     (148)    (236)     332
  Amortization of premiums and accretion of discounts
     associated with investments...........................     (186)      (3)    (152)
  Income tax effect........................................      126       86      (72)
Allocation of holding losses on investments relating to
  other policyholder amounts...............................    1,580     (284)    (576)
Income tax effect of allocation of holding losses to other
  policyholder amounts.....................................     (596)     102      228
Unrealized investment gains of subsidiary at date of
  sale.....................................................       15       --      269
Deferred income taxes on unrealized investment gains of
  subsidiary at date of sale...............................       (5)      --      (94)
                                                             -------    -----    -----
Net unrealized investment gains (losses)...................     (599)       3      414
                                                             -------    -----    -----
Foreign currency translation adjustments arising during the
  year.....................................................      (54)      79      174
Reclassification adjustment for sale of investment in
  foreign operation........................................        5       --       --
                                                             -------    -----    -----
Foreign currency translation adjustment....................      (49)      79      174
Minimum pension liability adjustment.......................       89       (2)     (82)
                                                             -------    -----    -----
Other comprehensive income (losses)........................  $  (559)   $  80    $ 506
                                                             =======    =====    =====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  OTHER EXPENSES

     Other expenses were comprised of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
                                                                 (IN MILLIONS)
Compensation............................................  $ 2,235   $ 2,205   $ 2,305
Commissions.............................................    1,278     1,729     1,694
Interest and debt issue costs...........................      245       183       313
Amortization of DAC and VOBA............................    1,385     1,145     1,386
Capitalization of DAC...................................   (1,619)   (1,817)   (1,982)
Rent, net of sublease income............................      227       216       226
Minority interest.......................................      181       168       119
Other...................................................    1,785     1,754     1,710
                                                          -------   -------   -------
  Total other expenses..................................  $ 5,717   $ 5,583   $ 5,771
                                                          =======   =======   =======

14.  BUSINESS SEGMENT INFORMATION

     The Company provides insurance and financial services to customers in the United States, Canada and Asia. At December 31, 2005 and 2004, the Company's business is divided into three operating segments: Institutional, Individual and Reinsurance, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Auto & Home, operated through Met P&C, was sold to the Holding Company in October 2003. See Note 1. The Company's international operations, consisting of the Company's Canadian branch and a joint venture in China, are reported in Corporate & Other for the years ended December 31, 2005 and 2004. For the year ended December 31, 2003, the Company's international operations were reported in a separate International segment. MetLife Indonesia was reported in Corporate & Other through the date of sale, September 29, 2005. See Note 16.

     On July 1, 2005, the Holding Company completed the acquisition of The Travelers Insurance Company ("TIC"), excluding certain assets, most significantly, Primerica, from Citigroup Inc. ("Citigroup"), and substantially all of Citigroup's international insurance business (collectively, "Travelers"). In connection with the Travelers acquisition by the Holding Company, management realigned certain products and services within its segments to better conform to the way it manages and assesses the business. Accordingly, all prior period segment results have been adjusted to reflect such product reclassifications. Also, in connection with the Travelers acquisition by the Holding Company, management has utilized its economic capital model to evaluate the deployment of capital based upon the unique and specific nature of the risks inherent in the Company's existing and newly acquired businesses and has adjusted such allocations based upon this model.

     Economic Capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The Economic Capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process a portion of net investment income is credited to the segments based on the level of allocated equity.

     Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance, non-medical health insurance, such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Individual offers a wide variety of

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

protection and asset accumulation products, including life insurance, annuities and mutual funds. Through the Company's majority-owned subsidiary, RGA, Reinsurance provides reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets. Auto & Home provides personal lines property and casualty insurance, including private passenger automobile, homeowners and personal excess liability insurance in 2003. International provided life insurance, accident and health insurance, annuities and retirement & savings products to both individuals and groups in 2003.

     Corporate & Other contains the excess capital not allocated to the business segments, various start-up and run-off entities, the Company's ancillary international operations in 2005 and 2004, as well as interest expense related to the majority of the Company's outstanding debt and expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of all intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings, as well as intersegment transactions. Additionally, the Company's asset management business, including amounts reported as discontinued operations, is included in the results of operations for Corporate & Other. See
Note 16 for disclosures regarding discontinued operations, including real estate.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2005, 2004 and 2003. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to effectively manage its capital. The Company evaluates the performance of each operating segment based upon net income excluding net investment gains (losses), net of income taxes, adjustments related to net investment gains (losses), net of income taxes, the impact from the cumulative effect of changes in accounting, net of income taxes and discontinued operations, other than discontinued real estate, net of income taxes. Scheduled periodic settlement payments on derivative instruments not qualifying for hedge accounting are included in net investment gains (losses). The Company allocates certain non-recurring items, such as expenses associated with certain legal proceedings, to Corporate & Other.

                                                                                  CORPORATE &
YEAR ENDED DECEMBER 31, 2005           INSTITUTIONAL   INDIVIDUAL   REINSURANCE    OTHER(1)      TOTAL
----------------------------           -------------   ----------   -----------   -----------   --------
                                                                 (IN MILLIONS)
Premiums.............................    $ 11,271       $  4,113      $ 3,869       $     3     $ 19,256
Universal life and investment-type
  product policy fees................         753          1,193           --             2        1,948
Net investment income................       5,249          5,558          606           337       11,750
Other revenues.......................         642             92           58            28          820
Net investment gains (losses)........          76             83           22            (2)         179
Policyholder benefits and claims.....      12,448          4,823        3,206           (32)      20,445
Interest credited to policyholder
  account balances...................       1,347          1,029          220            --        2,596
Policyholder dividends...............           1          1,644           --             2        1,647
Other expenses.......................       2,199          2,173          991           354        5,717
Income from continuing operations
  before provision for income
  taxes..............................       1,996          1,370          138            44        3,548
Income from discontinued operations,
  net of income taxes................         162            295           --           353          810
Cumulative effect of a change in
  accounting, net of income taxes....          --             --           --            --           --
Net income...........................       1,491          1,176           92           494        3,253
Total assets.........................     139,680        141,201       16,049        10,396      307,326
DAC and VOBA.........................       1,098          7,513        2,815            12       11,438
Separate account assets..............      42,063         31,075           14            --       73,152
Policyholder liabilities.............      78,011         86,565       11,751           278      176,605
Separate account liabilities.........      42,063         31,075           14            --       73,152

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                                CORPORATE &
YEAR ENDED DECEMBER 31, 2004                         INSTITUTIONAL   INDIVIDUAL   REINSURANCE    OTHER(1)      TOTAL
----------------------------                         -------------   ----------   -----------   -----------   --------
                                                                               (IN MILLIONS)
Premiums...........................................    $ 10,037       $  4,046      $ 3,348       $     6     $ 17,437
Universal life and investment-type product policy
  fees.............................................         710          1,299           --            --        2,009
Net investment income..............................       4,580          5,352          538           348       10,818
Other revenues.....................................         654            131           56            21          862
Net investment gains (losses)......................         162             85           59           (24)         282
Policyholder benefits and claims...................      11,172          4,836        2,694            34       18,736
Interest credited to policyholder account
  balances.........................................       1,014          1,131          212            --        2,357
Policyholder dividends.............................          --          1,634            1             1        1,636
Other expenses.....................................       1,972          2,348          957           306        5,583
Income from continuing operations before provision
  for income taxes.................................       1,985            964          137            10        3,096
Income from discontinued operations, net of income
  taxes............................................          19             22           --            30           71
Cumulative effect of a change in accounting, net of
  income taxes.....................................         (59)             9           --            (2)         (52)
Net income.........................................       1,267            682           91           199        2,239
Total assets.......................................     132,832        137,756       13,850        15,550      299,988
DAC and VOBA.......................................         997          7,485        2,567            13       11,062
Separate account assets............................      40,462         28,045           14           (14)      68,507
Policyholder liabilities...........................      72,934         86,175       10,464           240      169,813
Separate account liabilities.......................      40,462         28,045           14           (14)      68,507

                                                                               CORPORATE &                      AUTO &
YEAR ENDED DECEMBER 31, 2003        INSTITUTIONAL   INDIVIDUAL   REINSURANCE      OTHER      INTERNATIONAL(1)   HOME(2)    TOTAL
----------------------------        -------------   ----------   -----------   -----------   ----------------   -------   -------
                                                                            (IN MILLIONS)
Premiums..........................     $ 9,063        $4,221       $2,648         $ (6)            $ 5          $2,168    $18,099
Universal life and investment-type
  product policy fees.............         658         1,262           --           --              --              --      1,920
Net investment income.............       4,144         5,421          431          104              48             119     10,267
Other revenues....................         618           240           47           38              14              23        980
Net investment gains (losses).....        (289)         (303)          62           16              (8)             (4)      (526)
Policyholder benefits and
  claims..........................      10,022         4,844        2,109           (4)             15           1,604     18,590
Interest credited to policyholder
  account balances................         973         1,222          184           --              --              --      2,379
Policyholder dividends............          (1)        1,698           --           (1)              3              --      1,699
Other expenses....................       1,853         2,425          764          140              17             572      5,771
Income from continuing operations
  before provision for income
  taxes...........................       1,347           652          131           17              24             130      2,301
Income from discontinued
  operations, net of income
  taxes...........................          49            51           --          274              (5)             --        369
Cumulative effect of a change in
  accounting, net of income
  taxes...........................         (26)           --           --           --              --              --        (26)
Net income........................         886           482           86          424              12             111      2,001

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

---------------

(1) Ancillary international results are reported in Corporate & Other for the years ended December 31, 2005 and 2004.

(2) Auto & Home, operated through Met P&C, was sold to the Holding company in October 2003. See Note 1.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated capital. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. operations were $32,351 million, $30,102 million and $29,740 million for the years ended December 31, 2005, 2004 and 2003, respectively, which represented 95%, 96% and 97%, respectively, of consolidated revenues.

15.  ACQUISITIONS AND DISPOSITIONS

     See Note 16 for information on the dispositions of MetLife Indonesia and SSRM.

     In 2003, RGA entered into a coinsurance agreement under which it assumed the traditional U.S. life reinsurance business of Allianz Life Insurance Company of North America. The transaction added approximately $278 billion of life reinsurance in-force, $246 million of premium and $11 million of income before income tax expense, excluding minority interest expense, in 2003. The effects of such transaction are included within the Reinsurance segment.

     In October 2003, the Company completed its sale of MTL, MetLife General Insurance Agency, Inc., MetLife Securities, Inc. and N.L. Holding Corporation to the Holding Company. The amount received in excess of book value of $28 million was recorded as a capital contribution from the Holding Company. Total revenues of the entities sold included in the consolidated statements of income was $156 million for the year ended December 31, 2003. In October 2003, the Company also sold Metropolitan Property and Casualty Insurance Company's common stock to the Holding Company for $1,990 million. The amount received in excess of book value of $120 million was recorded as a capital contribution from the Holding Company. Total revenues of the entity sold included in the consolidated statements of income was $2,343 million for the year ended December 31, 2003. See Note 1.

16.  DISCONTINUED OPERATIONS

 REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the components of income from discontinued real estate operations:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2005      2004     2003
                                                              -------   ------   ------
                                                                    (IN MILLIONS)
Investment income...........................................  $   87    $ 179    $ 308
Investment expense..........................................     (47)    (114)    (170)
Net investment gains........................................     961       27      420
                                                              ------    -----    -----
  Total revenues............................................   1,001       92      558
Interest expense............................................      --       --        1
Provision for income taxes..................................     359       31      204
                                                              ------    -----    -----
Income from discontinued operations, net of income taxes....  $  642    $  61    $ 353
                                                              ======    =====    =====

     There was no carrying value of real estate related to discontinued operations at December 31, 2005. The carrying value of real estate related to discontinued operations was $678 million at December 31, 2004.

     The following table shows the discontinued real estate operations by segment:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2005   2004   2003
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Net investment income
  Institutional.............................................  $ 11   $21    $ 31
  Individual................................................    17    26      39
  Corporate & Other.........................................    12    18      68
                                                              ----   ---    ----
     Total net investment income............................  $ 40   $65    $138
                                                              ====   ===    ====
Net investment gains (losses)
  Institutional.............................................  $242   $ 9    $ 45
  Individual................................................   443     4      43
  Corporate & Other.........................................   276    14     332
                                                              ----   ---    ----
     Total net investment gains (losses)....................  $961   $27    $420
                                                              ====   ===    ====
Interest Expense
  Individual................................................  $ --   $--    $  1
                                                              ----   ---    ----
     Total interest expense.................................  $ --   $--    $  1
                                                              ====   ===    ====

     In the second quarter of 2005, the Company sold its One Madison Avenue property in Manhattan, New York for $918 million, resulting in a gain, net of income taxes, of $431 million. The gain is included in income from discontinued operations in the accompanying consolidated statements of income.

     In the fourth quarter of 2003, the Company sold its Eleven Madison Avenue property in Manhattan, New York for $675 million resulting in a gain, net of income taxes, of $166 million. The gain is included in income from discontinued operations in the accompanying consolidated statements of income.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OPERATIONS

     On September 29, 2005, the Company completed the sale of MetLife Indonesia to a third party resulting in a gain upon disposal of $10 million, net of income taxes. As a result of this sale, the Company recognized income from discontinued operations of $5 million, net of income taxes, for the year ended December 31, 2005. The Company reclassified the assets, liabilities and operations of MetLife Indonesia into discontinued operations for all periods presented.

     The following tables present the amounts related to the operations and financial position of MetLife Indonesia that has been combined with the discontinued real estate operations in the consolidated income statements:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2005   2004   2003
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Revenues from discontinued operations.......................  $ 5    $  5   $ 4
Expenses from discontinued operations.......................   10      14     9
                                                              ---    ----   ---
Income from discontinued operations before provision for
  income taxes..............................................   (5)     (9)   (5)
Provision for income taxes..................................   --      --    --
                                                              ---    ----   ---
  Loss from discontinued operations, net of income taxes....   (5)     (9)   (5)
Net investment gain, net of income taxes....................   10      --    --
                                                              ---    ----   ---
  Income (loss) from discontinued operations, net of income
     taxes..................................................  $ 5    $ (9)  $(5)
                                                              ===    ====   ===

                                                              DECEMBER 31,
                                                                  2004
                                                              -------------
                                                              (IN MILLIONS)
Fixed maturities............................................       $17
Short-term investments......................................         1
Cash and cash equivalents...................................         3
Deferred policy acquisition costs...........................         9
Premiums and other receivables..............................         1
                                                                   ---
  Total assets held-for-sale................................       $31
                                                                   ===
Future policy benefits......................................       $ 5
Policyholder account balances...............................        12
Other policyholder funds....................................         7
Other liabilities...........................................         4
                                                                   ---
  Total liabilities held-for-sale...........................       $28
                                                                   ===

     On January 31, 2005, the Company completed the sale of SSRM to a third party for $328 million in cash and stock. As a result of the sale of SSRM, the Company recognized income from discontinued operations of approximately $157 million, net of income taxes, comprised of a realized gain of $165 million, net of income taxes, and an operating expense related to a lease abandonment of $8 million, net of income taxes. Under the terms of the sale agreement, MetLife will have an opportunity to receive, prior to the end of 2006, additional payments aggregating up to approximately 25% of the base purchase price, based on, among other things, certain revenue retention and growth measures. The purchase price is also subject to reduction over five years,

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

depending on retention of certain Company-related business. Also under the terms of such agreement, the Company had the opportunity to receive additional consideration for the retention of certain customers for a specific period in 2005. In the fourth quarter of 2005, upon finalization of the computation, the Company received a payment of $12 million, net of income taxes, due to the retention of these specific customer accounts. The Company reclassified the assets, liabilities and operations of SSRM into discontinued operations for all periods presented. Additionally, the sale of SSRM resulted in the elimination of the Company's Asset Management segment. The remaining asset management business, which is insignificant, has been reclassified into Corporate & Other. The Company's discontinued operations for the year ended December 31, 2005 also includes expenses of approximately $6 million, net of income taxes, related to the sale of SSRM.

     The operations of SSRM include affiliated revenues of $5 million, $59 million and $54 million for the years ended December 31, 2005, 2004 and 2003, respectively, related to asset management services provided by SSRM to the Company that have not been eliminated from discontinued operations as these transactions continue after the sale of SSRM. The following tables present the amounts related to operations and financial position of SSRM that have been combined with the discontinued real estate operations in the consolidated income statements:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2005   2004   2003
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Revenues from discontinued operations.......................  $ 19   $328   $231
Expenses from discontinued operations.......................    38    296    197
                                                              ----   ----   ----
Income from discontinued operations before provision for
  income taxes..............................................   (19)    32     34
Provision for income taxes..................................    (5)    13     13
                                                              ----   ----   ----
  Income (loss) from discontinued operations, net of income
     taxes..................................................   (14)    19     21
Net investment gain, net of income taxes....................   177     --     --
                                                              ----   ----   ----
  Income from discontinued operations, net of income
     taxes..................................................  $163   $ 19   $ 21
                                                              ====   ====   ====

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                              DECEMBER 31,
                                                                  2004
                                                              -------------
                                                              (IN MILLIONS)
Equity securities...........................................      $ 49
Real estate and real estate joint ventures..................        96
Short-term investments......................................        33
Other invested assets.......................................        20
Cash and cash equivalents...................................        55
Premiums and other receivables..............................        38
Other assets................................................        88
                                                                  ----
  Total assets held-for-sale................................      $379
                                                                  ====
Short-term debt.............................................      $ 19
Current income taxes payable................................         1
Deferred income taxes payable...............................         1
Other liabilities...........................................       219
                                                                  ----
  Total liabilities held-for-sale...........................      $240
                                                                  ====

17.  FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Amounts related to the Company's financial instruments were as follows:

                                                         NOTIONAL   CARRYING   ESTIMATED
                                                          AMOUNT     VALUE     FAIR VALUE
                                                         --------   --------   ----------
                                                                  (IN MILLIONS)
DECEMBER 31, 2005
Assets:
  Fixed maturities.....................................             $147,897    $147,897
  Trading securities...................................             $    373    $    373
  Equity securities....................................             $  2,217    $  2,217
  Mortgage and consumer loans..........................             $ 33,094    $ 33,710
  Policy loans.........................................             $  8,412    $  8,412
  Short-term investments...............................             $    883    $    883
  Cash and cash equivalents............................             $  1,787    $  1,787
  Mortgage loan commitments............................   $2,603    $     --    $     (3)
  Commitments to fund partnership investments..........   $1,956    $     --    $     --
Liabilities:
  Policyholder account balances........................             $ 62,943    $ 61,849
  Short-term debt......................................             $    453    $    453
  Long-term debt.......................................             $  2,961    $  3,246
  Shares subject to mandatory redemption...............             $    278    $    362
  Payables for collateral under securities loaned and
     other transactions................................             $ 21,009    $ 21,009

                                                         NOTIONAL   CARRYING   ESTIMATED
                                                          AMOUNT     VALUE     FAIR VALUE
                                                         --------   --------   ----------
                                                                  (IN MILLIONS)
DECEMBER 31, 2004
Assets:
  Fixed maturities.....................................             $150,229    $150,229
  Equity securities....................................             $  1,903    $  1,903
  Mortgage and consumer loans..........................             $ 31,571    $ 33,006
  Policy loans.........................................             $  8,256    $  8,256
  Short-term investments...............................             $  1,194    $  1,194
  Cash and cash equivalents............................             $  2,370    $  2,370
  Mortgage loan commitments............................   $1,161    $     --    $      4
  Commitments to fund partnership investments..........   $1,320    $     --    $     --
Liabilities:
  Policyholder account balances........................             $ 59,150    $ 58,180
  Short-term debt......................................             $  1,445    $  1,445
  Long-term debt.......................................             $  2,050    $  2,293
  Shares subject to mandatory redemption...............             $    278    $    361
  Payables for collateral under securities loaned and
     other transactions................................             $ 25,230    $ 25,230

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

  FIXED MATURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair value of fixed maturities, trading securities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments. Commitments to fund partnership investments have no stated interest rate and are assumed to have a fair value of zero.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender.

  SHORT-TERM AND LONG-TERM DEBT, PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS AND SHARES SUBJECT TO MANDATORY REDEMPTION

     The fair values of short-term and long-term debt, and shares subject to mandatory redemption are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities. The carrying values of payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative instruments is based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

18.  RELATED PARTIES

     Effective January 1, 2003, MetLife Group, Incorporated, a New York corporation and wholly owned subsidiary of the Holding Company, was formed as a personnel services company to provide personnel, as needed, to support the activities of the Company. Charges for these services were approximately $1,934 million, $1,711 million and $1,677 million in 2005, 2004 and 2003, respectively.

     As of December 31, 2005 and 2004, the Company held $103 million and $144 million, respectively, of assets in the Metropolitan Money Market Pool of affiliated companies. These amounts are recorded as short-term investments on the consolidated balance sheets of the Company.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company transferred assets with a cost or amortized cost and

              METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  (A Wholly-Owned Subsidiary of Metlife, Inc.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fair market value of $686 million and $720 million, and $367 million and $382 million, for the years ended December 31, 2005 and 2004, respectively. The realized capital gains (losses) recognized on these transfers were $34 million, $15 million and less than $1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The Company purchased assets from affiliates with a fair market value of $691 million and $563 million for the years ended December 31, 2005 and 2004, respectively.

     See Notes 2 and 5 for additional related party transactions.

19.  SUBSEQUENT EVENTS

     On October 17, 2006, the Holding Company announced the sale by one of its subsidiaries, MTL, of its Peter Cooper Village and Stuyvesant Town properties for $5.4 billion. It is anticipated that the sale will close in the fourth quarter of 2006, subject to customary closing conditions. Upon the closing of the transaction, MTL will repay the mortgage of approximately $772 million, including accrued interest, held by the Company on these properties and will pay a prepayment fee of approximately $63 million which will be recognized as affiliated investment income.

     During the third quarter of 2006, Metropolitan Life's Board of Directors approved a plan to merge a subsidiary of the Holding Company, Citicorp Life Insurance Company, and its subsidiary First Citicorp Life Insurance Company, with and into Metropolitan Life during the fourth quarter of 2006. The Company has also received regulatory approval for the merger. The consolidated book value of Citicorp Life Insurance Company was $148 million at December 31, 2005. The transaction will be accounted for using the pooling-of-interests method from July 1, 2005, the date of acquisition by the Holding Company, in accordance with SFAS No. 141, Business Combinations ("SFAS 141").

     On September 30, 2006, the Company received a capital contribution from the Holding Company of $377 million in the form of assets related to the value of distribution agreements ("VODA"), net of deferred income taxes, for which the Company receives the benefit. The VODA is related to the Holding Company's acquisition of Travelers.

     On September 30, 2006, the Company acquired the assets and liabilities of MetLife Retirement Services LLC ("MRS") (formerly CitiStreet Retirement Services
LLC), for approximately $56 million. The assets include $52 million, net of $2 million accumulated amortization, related to the value of customer relationships acquired for which the Company will receive the benefit. Subsequently, the Company acquired MRS and its subsidiaries from MTL.

     On June 28, 2006, Timberlake Financial L.L.C., a subsidiary of RGA, completed an offering of $850 million of Series A Floating Rate Insured Notes due June 2036, which is included in the Company's long-term debt. Interest on the notes will accrue at an annual rate of 1-month LIBOR plus a base margin, payable monthly. The notes represent senior, secured indebtedness of Timberlake Financial, L.L.C. and its assets with no recourse to RGA or its subsidiaries. Up to $150 million of additional notes may be offered in the future. The proceeds of the offering will provide long-term collateral to support Regulation Triple X reserves on approximately 1.5 million term life insurance policies with guaranteed level premium periods reinsured by RGA Reinsurance Company, a U.S. subsidiary of RGA.

     On May 1, 2006, General American, an indirect insurance subsidiary of the Company, sold its wholly-owned insurance subsidiary, Paragon, to its ultimate parent, the Holding Company. Immediately following the sale, the Holding Company merged Paragon, an affiliate of the Company, with and into the Company.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

Book 23B SAI                                                    October 20, 2006

PART C

                                OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     The financial statements of the Registrant and the Report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

     1.   Statement of Assets and Liabilities as of December 31, 2005.

     2.   Statement of Operations for the year ended December 31, 2005.

     3. Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004.

     4.   Notes to Financial Statements.

     5.   Statement of Investments as of December 31, 2005.

     The financial statements and schedules of Metropolitan Life Insurance Company and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The financial statements of Metropolitan Life Insurance Company include:

     1.   Consolidated Balance Sheets as of December 31, 2005 and 2004.

     2. Consolidated Statements of Income for the years ended December 31, 2005, 2004, and 2003.

     3. Consolidated Statement of Stockholders Equity for the years ended December 31, 2005, 2004, and 2003.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

     5.   Notes to Consolidated Financial Statements.

(b) Exhibits

           1. (a) Certified resolution of the Board of Directors of First Citicorp Life Insurance Company establishing First Citicorp Life Variable Annuity Separate Account. 1

               (b) Resolution adopted by the Board of Directors of Metropolitan Life Insurance Company effecting the establishment of Metropolitan Life Variable Annuity Separate Account I. Filed herewith.

           2.       Not applicable.

           3. Distribution and Principal Underwriting Agreement among First Citicorp Life Insurance Company, the Separate Account and Travelers Distribution LLC. 5

           4.  (a)  Contract Form. 3

               (b)  Individual Retirement Annuity Endorsement. 3

               (c)  403(b) Tax Sheltered Annuity Endorsement. 3

               (d) Annuity Contract Endorsement: Amendment of Annuity Income Option Tables. 3

               (e) Variable Annuity Endorsement: Amendment of Contract Provisions. 4

               (f)  Roth Individual Retirement Annuity Endorsement. 4

               (g)  Merger Endorsement. Filed herewith.

           5.       Contract Application. 3

           6. (a) Amended and Restated Charter & By-Laws of Metropolitan Life Insurance Company. 6

               (b) Amended and Restated By-Laws of Metropolitan Life Insurance Company. 7

           7.       None.

           8. (a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and First Citicorp Life Insurance Company. 1

               (b) Participation Agreement by and among AIM Variable Insurance Funds, Inc. and First Citicorp Life Insurance Company, on behalf of itself and First Citicorp Life Variable Annuity Separate Account. Filed herewith.

               (c) Form of Participation Agreement among CitiFunds and First Citicorp Life Insurance Company. 2

               (d) Form of Participation Agreement between Variable Annuity Portfolios and First Citicorp Life Insurance Company. 2

               (e) Participation Agreement and Amendment No. 1 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and First Citicorp Life Insurance Company. Filed herewith.

               (f) Amended and Restated Participation Agreement among Greenwich Street Series Fund, Inc., Smith Barney Fund Management LLC, Travelers Investment Management Company, Citicorp Life Insurance Company and First Citicorp Life Insurance Company. Filed herewith.

               (g) Form of Participation Agreement among Citicorp Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. Filed herewith.

               (h) Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and First Citicorp Life Insurance Company. Filed herewith.

               (i) Participation Agreement by and among Citicorp Life Insurance Company and First Citicorp Life Insurance Company and Salomon Brothers Asset Management Inc and Salomon Brothers Variable Series Funds Inc. Filed herewith.

               (j) Amended and Restated Participation Agreement among Smith Barney Investment Series, Smith Barney Fund Management LLC, Citicorp Life Insurance Company and First Citicorp Life Insurance Company. Filed herewith.

               (k) Participation Agreement among Travelers Series Fund Inc., SSBC Fund Management Inc., Citicorp Life Insurance Company and First Citicorp

                    Life Insurance Company. Filed herewith.

               (l) Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc. and First Citicorp Life Insurance Company. Filed herewith.

               (m) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC and Metropolitan Life Insurance Company dated July 1, 2004. 8

               (n) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Corp. and Metropolitan Life Insurance Company dated April 30, 2001. 6

           9.       Opinion and Consent of Counsel. Filed herewith.

           10. (a) Consent of KPMG LLP, Independent Registered Public Accounting Firm. Filed herewith.

               (b) Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. Filed herewith.

           11.      Not Applicable.

           12.      None.

           13.      Not Applicable.

           14. Powers of Attorney of Metropolitan Life Insurance Company. Filed herewith.

----------
1 Incorporated herein by reference to the registrant's Post-Effective Amendment No. 2 to the Registration Statement, File No. 033-83354/ 811-08732 filed on April 29, 1996.

2 Incorporated herein by reference to the Citicorp Life Variable Annuity Separate Account's Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 033-81626/ 811-08628, filed on November 8, 1996.

3 Incorporated herein by reference to the registrant's Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-71377/ 811-08732 filed on April 6, 1999.

4 Incorporated herein by reference to the registrant's Post-Effective Amendment No. 7 to the Registration Statement, File No. 033-83354/ 811-08732 filed on April 28, 1998.

5 Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-71377/ 811-08732, filed on April 27, 2001.

6 Incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E, File No. 333-83716/ 811-04001, filed with the Securities and Exchange Commission on March 5, 2002.

7 Incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E, File No. 333-122883/
     811-04001, filed on February 17, 2005.

8 Incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account UL, File No. 333-131664/
     811-06025, filed on February 8, 2006.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address               Positions and Offices with Depositor
-----------------------------------               ------------------------------------
C. Robert Henrikson                               Chairman of the Board, President, Chief
One MetLife Plaza                                 Executive Officer and Director
27-01 Queens Plaza North
Long Island City, NY 11101

Catherine A. Rein                                 Senior Executive Vice President and Chief
One MetLife Plaza                                 Administrative Officer
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian                               Executive Vice President and Chief
One MetLife Plaza                                 Investment Officer
27-01 Queens Plaza North
Long Island City, NY 11101

James L. Lipscomb                                 Executive Vice President and General
One MetLife Plaza                                 Counsel
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.                          Executive Vice President and Chief
One MetLife Plaza                                 Accounting Officer
27-01 Queens Plaza North
Long Island City, NY 11101

Judy E. Weiss                                     Executive Vice President and Chief
One MetLife Plaza                                 Actuary
27-01 Queens Plaza North
Long Island City, NY 11101

William J. Wheeler                                Executive Vice President and Chief
One MetLife Plaza                                 Financial Officer
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi                                  Executive Vice President
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Anthony J. Williamson                             Senior Vice President and Treasurer
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Leland C. Launer, Jr.                             President, Institutional Business
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William J. Toppeta                                President, International Business
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                                     President, Individual Business
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                                     Vice President and Secretary
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis H. Barnette                                Director
Chairman Emeritus
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, PA 18016

Burton A. Dole, Jr.                               Director
Pauma Valley Country Club
Pauma Valley Drive
Pauma Valley, CA 92061

Cheryl W. Grise                                   Director
President
Northeast Utilities
P.O. Box 270 Hartford, CT 06141

James R. Houghton                                 Director
Chairman and Chief Executive Officer
Corning Incorporated
One Riverfront Plaza, MP HQ E2-6
Corning, NY 14831

Harry P. Kamen                                    Director
Retired Chairman and Chief Executive Officer
Metropolitan Life Insurance Company
200 Park Avenue, Suite 5700
New York, NY 10166

Helene L. Kaplan                                  Director
Of Counsel
Skadden, Arps, Slate, Meagher and Flom
Four Times Square
New York, NY 10036

John M. Keane                                     Director
2200 Wilson Blvd., Suite 102-542
Arlington, VA 22201-3324

James M. Kilts                                    Director
The Gillette Company
Prudential Tower Building-48th Floor
Boston, MA 02199

Charles H. Leighton                               Director
Retired Chairman and Chief Executive Officer
CML Group, Inc.
330 Gray Craig Road
Middletown, RI 02842

Sylvia M. Mathews                                 Director
Chief Operating Officer and Executive Director
The Bill & Melinda Gates Foundation
1551 Eastlake Avenue East
Seattle, WA 98102

Hugh B. Price                                     Director
Piper Rudnick LLP
1251 Avenue of the Americas
New York, NY 10020-1104

Kenton J. Sicchitano                              Director
Retired Global Managing Partner
PricewaterhouseCoopers

101 Jericho Road
Weston, MA 02493

William C. Steere, Jr.                            Director
Retired Chairman of the Board
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Metropolitan Life Insurance Company under New York State insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF JUNE 30, 2006

The following is a list of subsidiaries of MetLife, Inc. updated as of June
30, 2006. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Retirement Services LLC (NJ)

            a)    MetLife Investment Funds Services LLC (NJ)

            b)    MetLife Investment Funds Management LLC (NJ)

            c)    MetLife Associates LLC (DE)

                  1)   CitiStreet Equities LLC (NJ)

                  2)   MetLife Associates of Montana LLC (MT)

                  3) MetLife Associates of Texas, Inc. (TX) -- All outstanding shares of voting stock (the "Shares") of Metlife Associates of Texas, Inc. ("MAT") are owned by a MetLife employee who is a resident of Texas (the "Employee Shareholder"). The Employee Shareholder, along with MAT and Metlife Associates LLC ("Associates"), are parties to a Close Corporation Agreement. The Close Corporation Agreement contains, among other provisions,
                       (i) restrictions on transfer of the Shares that effectively give Associates the power to control the disposition of the Shares, and (ii) provisions requiring the Employee Shareholder to elect as directors of MAT the individuals recommended by Associates.

                  4)   MetLife Associates Insurance Agency of
                       Massachusetts LLC (MA)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by MetLife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.2319% is owned by MetLife International Holdings, Inc. and 4.7680% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife International Insurance Ltd. (Bermuda)

      18.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Trustee Pty Limited (Australia)

            d)    MetLife Services (Singapore) PTE Limited (Australia)

      19. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by; Natiloportem Holdings, Inc.

      20. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc., and 94.9999% is owned by MetLife International Holdings Inc.

      21. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a)    Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met
                  AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc., and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      22.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    CDMK, Inc. (Korea)

            c)    MetLife Reinsurance (Bermuda) Ltd. (Bermuda)

            d)    MetLife Direct Co., Ltd. (Japan)

            e)    MetLife Vida e Previdencia S.A. (Brazil)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    L/C Development Corporation (CA)

      9.   Thorngate, LLC (DE)

      10.   Alternative Fuel I, LLC (DE)

      11.   Transmountain Land & Livestock Company (MT)

      12.   MetPark Funding, Inc. (DE)

      13.   HPZ Assets LLC (DE)

      14.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      15.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      16.   MetLife (India) Private Ltd. (India)

      17.   Metropolitan Marine Way Investments Limited (Canada)

      18.   MetLife Private Equity Holdings, LLC (DE)

      19.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      20.   Metropolitan Realty Management, Inc. (DE)

      21.   Dewey Square South, LLC (NY)

      22.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      23.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        24.   Bond Trust Account A (MA)

        25.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      26.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      27.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (3)   Reinsurance Group of America, Incorporated (MO) - (52.8%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Sigma Reinsurance SPC (Cayman Islands)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e) RGA Reinsurance Company (Barbados) Ltd. (Barbados) (80%)

                              (i)   RGA Financial Group, L.L.C. (DE)- RGA
                                    Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv)  RGA Services India Private Limited (India)

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina)

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)

                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)

      28.   Corporate Real Estate Holdings, LLC (DE)

      29. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      30.   MetLife Tower Resources Group, Inc. (DE)

      31.   Headland - Pacific Palisades, LLC (CA)

      32.   Headland Properties Associates (CA)

      33.   Krisman, Inc. (MO)

      34.   Special Multi-Asset Receivables Trust (DE)

      35.   White Oak Royalty Company (OK)

      36.   500 Grant Street GP LLC (DE)

      37. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      38.   MetLife Canada/MetVie Canada (Canada)

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT)

      1. 190 S.LaSalle Associates L.L.C. (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party

      2.    440 South LaSalle LLC (DE)

      3. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party

      4. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      5.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      6.    Pilgrim Investments Highland Park, LLC (DE)

      7.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      8.    Pilgrim Investments York Road, LLC (DE)

      9.   Euro TI Investments LLC (DE)

      10.   Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      11.   Hollow Creek, L.L.C. (CT)

      12. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

            a)    One Financial Place, LP (DE)

      13. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      14.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of Alabama, Inc. (AL)

                  2) Tower Square Securities Insurance Agency of Massachusetts, Inc. (MA)

                  3) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  4) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

                  5)    Tower Square Securities Insurance Agency of
                        Texas, Inc. (TX)

            c)    MLI Distribution LLC (DE)

            d)    Travelers Investment Adviser, Inc. (DE)

      15.   TIC European Real Estate LP, LLC (DE)

      16.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited, Inc. (UK)

            b) MetLife Pensions Trustees Limited (UK)

      17.   Travelers European Investments LLC (CT)

      18.   Travelers International Investments Ltd. (Cayman Islands)

      19. Tribeca Citigroup Investments Ltd. (Cayman Islands) (68%) - 68% is owned by MetLife Insurance Company of Connecticut, 4% is owned by MetLife Life and Annuity Company of Connecticut and 28% is owned by a third party.

            a)    Tribeca Global Convertible Investments Ltd. (Cayman
                  Islands) (83%)

      20.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      21.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

            b) SSB Private Selections, LLC (DE) (50%) -- SSB Private Selections, LLC ("SSB") is 45% owned by MIC and 5% owned by MLAC (the remaining 50% of SSB is owned by a third party). The capital commitment of SSB in Solomon Smith Barney Private Selection Fund I, LLC represents 24.5% of total commitments.

                  1)    Solomon Smith Barney Private Selection Fund I,
                        LLC (NY)

      22.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      23. TRAL & Co. (CT) - TRAL & Co.is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      24.   Tribeca Distressed Securities L.L.C. (DE)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    Citicorp Life Insurance Company (AZ)

      1.    First Citicorp Life Insurance Company (NY)

      2.    Euro CL Investments LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

BB.   MetLife Standby I, LLC (DE)

CC.   MetLife Exchange Trust I (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of August 31, 2006, there were 682 Qualified Contract Owners and 1,551 Non-Qualified Contract Owners.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company ("MLIDC")* is the principal underwriter for the following investment companies (other than Registrant):

     Met Investors Series Trust, MetLife Investors USA Separate Account A, MetLife Investors Variable Annuity Account Five, MetLife Investors Variable Life Account One, MetLife Investors Variable Life Account Five, First MetLife Investors Variable Annuity Account One, General American Separate Account Eleven, General American Separate Account Twenty- Eight, General American Separate Account Twenty- Nine, General American Separate Account Two, Security Equity Separate Account Twenty-Six, Security Equity Separate Account Twenty-Seven, MetLife of CT Fund U for Variable Annuities, MetLife of CT Fund VA for Variable Annuities, MetLife of CT Fund BD for Variable Annuities, MetLife of CT Fund BD II for Variable Annuities, MetLife of CT Fund BD III for Variable Annuities, MetLife of CT Fund BD IV for Variable Annuities, MetLife of CT Fund ABD for Variable Annuities, MetLife of CT Fund ABD II for Variable Annuities, MetLife of CT Separate Account PF for Variable Annuities, MetLife of CT Separate Account PF II for Variable Annuities, MetLife of CT Separate Account QP for Variable Annuities, MetLife of CT Separate Account TM for Variable Annuities, MetLife of CT Separate Account TM II for Variable Annuities, MetLife of CT Separate Account Five for Variable Annuities, MetLife of CT Separate Account Six for Variable Annuities, MetLife of CT Separate Account Seven for Variable Annuities, MetLife of CT Separate Account Eight for Variable Annuities, MetLife of CT Separate Account Nine for Variable Annuities, MetLife of CT Separate Account Ten for Variable Annuities, MetLife of CT Fund UL for Variable Life Insurance, MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Fund UL III for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two, MetLife of CT Variable Life Insurance Separate Account Three, MetLife of CT Variable Life Insurance Separate Account Four, MetLife of CT Separate Account MGA, MetLife of CT Separate Account MGA II, MetLife of CT Growth and Income Stock Account for Variable Annuities, MetLife of CT Quality Bond Account for Variable Annuities, MetLife of CT Money Market Account for Variable Annuities, Tactical Growth and Income Stock Account for Variable Annuities, Tactical Short-Term Bond Account for Variable Annuities and Tactical Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, MetLife of CT Separate Account Eleven for Variable Annuities, MetLife of CT Separate Account Twelve for Variable Annuities, MetLife of CT Separate Account Thirteen for Variable Annuities, MetLife of CT Separate Account Fourteen for Variable Annuities, MetLife Insurance Company of CT Variable Annuity Separate Account 2002, and MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002.

----------
* Prior to October 20, 2006, the principal underwriter for the Contracts was MLI Distribution LLC ("MLIDLLC") (formerly Travelers Distribution LLC), which merged with and into MLIDC on that date.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the Officers and Directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

Name and Principal Business Address    Positions and Offices with Underwriter
-----------------------------------    --------------------------------------
Paul A. Sylvester                      President, National Sales Manager-
5 Park Plaza, Suite 1900               Annuities & LTC
Irvine, CA 92614

Elizabeth M. Forget                    Executive Vice President, Investment
260 Madison Avenue                     Fund Management & Marketing
New York, NY 10016

Paul A. LaPiana                        Executive Vice President, National Sales
5 Park Plaza, Suite 1900               Manager- Life
Irvine, CA 92614

Richard C. Pearson                     Executive Vice President, General Counsel
5 Park Plaza, Suite 1900               and Secretary
Irvine, CA 92614

Leslie Sutherland                      Senior Vice President, Channel Head-
1 MetLife Plaza                        Broker/Dealers
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                     Senior Vice President, Channel Head-LTC
5 Park Plaza, Suite 1900
Irvine, CA 92614

Curtis Wohlers                         Senior Vice President, Channel Head-Planners
5 Park Plaza, Suite 1900
Irvine, CA 92614

Louis P. Digiacomo                     Senior Vice President, Distribution Head-
5 Park Plaza, Suite 1900               Independent Channel
Irvine, CA 92614

Andrew Aiello                          Senior Vice President, Distribution Head-
5 Park Plaza, Suite 1900               National Accounts Channel
Irvine, CA 92614

Edward C. Wilson                       Senior Vice President, Channel Head-
5 Park Plaza, Suite 1900               Wirehouse
Irvine, CA 92614

Debora L. Buffington                   Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Anthony J. Williamson                  Treasurer
One Madison Avenue
New York, NY 10001

Michael K. Farrell                     Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Craig W. Markham                       Director
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                     Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

     (c) Compensation From the Registrant. The following commissions and other compensation were received by MLIDLLC (MLIDC's predecessor), directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                           (3)
                                     Compensation on
                                          Events
                          (2)        Occasioning the
       (1)         Net Underwriting   Deduction of a      (4)          (5)
Name of Principal   Discounts and     Deferred Sales   Brokerage      Other
   Underwriter       Commissions            Load      Commissions  Compensation
-----------------  ----------------  ---------------  -----------  ------------
MLI Distribution
LLC                    $173,235             --             --           --

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

          (a)  Registrant

          (b)  Metropolitan Life Insurance Company, 200 Park Avenue, NY 10166

          (c) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e) Metropolitan Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Metropolitan Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Metropolitan Life Variable Annuity Separate Account I, has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Long Island City, and the State of New York, on this 20th day of October, 2006.

                 METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                            (Registrant)

                       By:  METROPOLITAN LIFE INSURANCE COMPANY

                       By:    /s/ PAUL G. CELLUPICA
                              ----------------------------------------
                              Paul G. Cellupica
                              Chief Counsel- Securities Products and Regulation

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, Metropolitan Life Insurance Company, has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Long Island City, and the State of New York, on this 20th day of October, 2006.

                       METROPOLITAN LIFE INSURANCE COMPANY
                                   (Depositor)

                       By:    /s/ PAUL G. CELLUPICA
                              --------------------------------------------------
                              Paul G. Cellupica
                              Chief Counsel- Securities Products and Regulation

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on October 20, 2006.

/s/ C. Robert Henrikson*                Chairman of the Board, President, Chief
-------------------------------------
C. Robert Henrikson                     Executive Officer and Director
/s/ Joseph J. Prochaska, Jr. *          Executive Vice President and Chief
-------------------------------------
Joseph J. Prochaska, Jr.                Accounting Officer
/s/ William J. Wheeler *                Executive Vice President and Chief
-------------------------------------
William J. Wheeler                      Financial Officer
/s/ Curtis H. Barnette *                Director
-------------------------------------
Curtis H. Barnette
/s/ Burton A. Dole, Jr. *               Director
-------------------------------------
Burton A. Dole, Jr.
/s/ Cheryl W. Grise *                   Director
-------------------------------------
Cheryl W. Grise
/s/ James R. Houghton *                 Director
-------------------------------------
James R. Houghton
/s/ Harry P. Kamen*                     Director
-------------------------------------
Harry P. Kamen
/s/ Helene L. Kaplan*                   Director
-------------------------------------
Helene L. Kaplan
/s/ John M. Keane*                      Director
-------------------------------------
John M. Keane
/s/ James M. Kilts*                     Director
-------------------------------------
James M. Kilts
/s/ Charles H. Leighton*                Director
-------------------------------------
Charles H. Leighton
/s/ Sylvia M. Mathews*                  Director
-------------------------------------
Sylvia M. Mathews
/s/ Hugh B. Price*                      Director
-------------------


Hugh B. Price
/s/ Kenton J. Sicchitano*               Director
-------------------------------------
Kenton J. Sicchitano
/s/ William C. Steere, Jr.*             Director
-------------------------------------
William C. Steere, Jr.


                                        By:  /s/ MARIE C. SWIFT
                                             -----------------------------------
                                             Marie C. Swift, Attorney-in-fact
                                             October 20, 2006

* Metropolitan Life Insurance Company. Executed by Marie C. Swift, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                INDEX TO EXHIBITS


EX-1 (b) Resolution adopted by the Board of Directors of Metropolitan Life Insurance Company effecting the establishment of Metropolitan Life Variable Annuity Separate Account I

EX-4 (g)    Merger Endorsement

EX-8 (b) Participation Agreement by and among AIM Variable Insurance Funds, Inc. and First Citicorp Life Insurance Company, on behalf of itself and First Citicorp Life Variable Annuity Separate Account

EX-8 (e) Participation Agreement and Amendment No. 1 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and First Citicorp Life Insurance Company.

EX-8 (f) Amended and Restated Participation Agreement among Greenwich Street Series Fund, Inc., Smith Barney Fund Management LLC, Travelers Investment Management Company, Citicorp Life Insurance Company and First Citicorp Life Insurance Company.

EX-8 (g) Form of Participation Agreement among First Citicorp Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC.

EX-8 (h) Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and First Citicorp Life Insurance Company.

EX-8 (i) Participation Agreement by and among Citicorp Life Insurance Company and First Citicorp Life Insurance Company and Salomon Brothers Asset Management Inc and Salomon Brothers Variable Series Funds Inc.

EX-8 (j) Amended and Restated Participation Agreement among Smith Barney Investment Series, Smith Barney Fund Management LLC, Citicorp Life Insurance Company and First Citicorp Life Insurance Company.

EX-8 (k) Participation Agreement among Travelers Series Fund Inc., SSBC Fund Management Inc., Citicorp Life Insurance Company and First Citicorp Life Insurance Company.

EX-8 (l) Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., and First Citicorp Life Insurance Company.

EX-9        Opinion and Consent of Counsel

EX-10 (a)   Consent of KPMG LLP, Independent Registered Public Accounting Firm

EX-10 (b)   Consent of Deloitte & Touche LLP, Independent Registered Public
            Accounting Firm

EX-14       Powers of Attorney for Metropolitan Life Insurance Company